EXHIBIT 99.1

                                 [Telewest logo]

                           TELEWEST COMMUNICATIONS PLC
                               Annual Report 2003





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Telewest Communications plc
Annual Report 2003
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CONTENTS


      02       Chairman's Statement
      03       Operating and Financial Review
      06       Operating Data
      08       Board of Directors
      09       Report of the Directors
      11       Corporate Governance
      15       Directors' Remuneration Report
      23       Statement of Directors' Responsibilities
      24       Independent Auditor's Report
      25       Financial Statements (UK GAAP)
      30       Notes to the Accounts
      57       Auditor's Report
      58       Consolidated Financial Statements (US GAAP)
      63       Notes to the Consolidated Financial Statements
      92       Supplementary Financial Information
      93       Shareholder Information




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Telewest Communications plc
Annual Report 2003
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CHAIRMAN'S STATEMENT

2003 was a year of solid and improving operational performance for our Company. Our strategic focus on broadband leadership, customer care and cost control is now reaping rewards. This performance took place alongside management changes and a complex and lengthy Financial Restructuring process.

Last year, I told you that we were planning to implement a financial restructuring to cancel approximately (pound)3.5 billion of debt for 97% of the enlarged equity in the Company. Under this plan, existing shareholders would have retained 3% interest in Telewest post-restructuring. However, in May, in the face of opposition from some of our bondholders we determined that we could not move forward with this arrangement.

In November, we announced new details of the planned restructuring. This will see the assets of Telewest Communications plc transferred to a new company, Telewest Global, Inc. which will be listed solely on the Nasdaq exchange in the United States. As a result Telewest Communications plc will delist from the London Stock Exchange and be liquidated. Under the terms of the restructuring, shareholders in Telewest Communications plc will receive shares in Telewest Global, Inc. representing 1.5% of the issued equity of Telewest Global, Inc. Once the final details of the Financial Restructuring have been agreed I will be writing to shareholders explaining the process in detail.

In February 2004, Charles Burdick resigned as group managing director of Telewest Communications plc and as a director of the Company. Barry R. Elson was appointed acting chief executive officer. On behalf of all the board, we would like to thank Charles for his years of service and for leading the Company to the threshold of the implementation of the Financial Restructuring. We are grateful for all he has done and wish him well for the future. We also welcome Barry to the Company who brings a wealth of experience from his many years in the US cable industry.

In October, Mark Luiz, group finance director, resigned as a director of the Company. Neil Smith, previously deputy group finance director, replaced Mark as group finance director. Neil is not a director of the Company. Also, in November, Stanislas Yassukovich resigned as a non-executive director.

Our full year results demonstrated that we are well positioned for our anticipated emergence from restructuring. Revenues grew to (pound)1.3 billion and net cash inflow before use of liquid resources and financing rose to (pound)90 million. Customer numbers were down slightly year-on-year but, as expected, our marketing and churn reduction efforts in the second half of the year improved sales and our customer base is now growing again with further growth achieved in the first quarter of 2004. An unremitting focus on customer care and fault reduction has resulted in significant improvements in both telephony and television churn.

Broadband is our most successful product and best source of growth. Together with telephony and television, our product bundles are proving more popular and 17% of our customers now take the full "triple play" of broadband, television and telephony. This is helping to drive average monthly revenue ("ARPU") to new highs at well over (pound)44 per month.

Our Business Sales Division is showing strong growth in data revenues and the Content Segment continues to demonstrate impressive advertising revenue growth.

Charles has left a strong management team behind. We also have great employees in this Company and I would like to thank them all for their contribution to the business. I am confident that Telewest will emerge from the Financial Restructuring as a leaner business with a stronger balance sheet, focused on free cash flow growth through improving operational performance.



COB STENHAM
Chairman
12 March 2004


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Telewest Communications plc
Annual Report 2003
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OPERATING AND FINANCIAL REVIEW

Telewest Communications plc prepares financial statements under UK and US generally accepted accounting principles, ("GAAP"), both of which are included in this report. Financial statements prepared under UK GAAP can be found on pages 25 to 56. Financial statements prepared under US GAAP can be found on pages 58 to 91. All items in this Review are stated under UK GAAP.

RESTATEMENT
As announced on 20 January 2004, we have determined the need to adjust the classification of certain debt previously reflected as non-current and to write off deferred issue costs as at 31 December 2002 relating to that debt. The effect on our 2002 accounts has been to reclassify (pound)1.8 billion of debt from long-term to short-term debt and to increase interest expense by (pound)13 million, (pound)11 million of which is in respect of the write off of deferred issue costs and (pound)2 million of which is in respect of additional interest relating to bonds in default at 31 December 2002. The full effect of the restatement is explained in note 1 on page 31.

TURNOVER
Total turnover (including our share of UKTV, our joint venture with the BBC) increased (pound)30 million or 2% from (pound)1,331 million to (pound)1,361 million. (pound)16 million of this increase was due to an exceptional provision against turnover made in 2002 as a result of a VAT and Duties Tribunal judgement in a dispute over the VAT status of our cable listings magazines.

CABLE SEGMENT
CONSUMER SALES DIVISION

                                                               YEAR ENDED     YEAR ENDED               PERCENTAGE
                                                              31 DEC 2003    31 DEC 2002      INCREASE/(DECREASE)
REVENUE (IN (POUND) MILLIONS)
Cable television                                                      317            336                     (6%)
Consumer telephony                                                    470            495                     (5%)
Internet and other                                                    120             63                      90%
                                                              ----------------------------------------------------
Total Consumer Sales Division                                         907            894                       1%
                                                              ====================================================


Consumer sales division revenue increased 1% from (pound)894 million to (pound)907 million in 2003.

Consumer sales division revenues, excluding the VAT exceptional item, increased marginally before the impact of the closure of Cable Guide, our TV listings magazine, in the fourth quarter of 2002 and the sale of our IDA telephony business in July 2003. Together, these two items accounted for a (pound)10 million decline in revenue. Within the consumer sales division, excluding the exceptional item, strong broadband subscriber growth resulted in an increase in internet and other revenue of (pound)41 million or 52%, offset by a decline in cable television revenue of (pound)19 million or 6%, largely as a result of a reduction in the average number of subscribers, and a decrease in telephony revenue of (pound)25 million or 5%, due to the sale of the IDA telephony business, the continued migration of dial-up internet subscribers to broadband and lower telephony usage.

BUSINESS SALES DIVISION
The business sales division's revenues grew 2% to (pound)273 million for the year. The shift in emphasis during the year towards higher margin products with faster growing revenue streams have seen data revenues grow by 24% year-on-year to (pound)61 million. Within the business voice market, competitive pressures have remained strong, impacting revenue growth.

CONTENT SEGMENT

                                                               YEAR ENDED     YEAR ENDED               PERCENTAGE
                                                              31 DEC 2003    31 DEC 2002      INCREASE/(DECREASE)
REVENUE (IN (POUND) MILLIONS)
Programming, transactional and interactive revenues                   112            106                       6%
Share of joint ventures' turnover (UKTV)                               69             64                       8%
                                                              ----------------------------------------------------
Total Content segment                                                 181            170                       6%
                                                              ====================================================


Content segment revenues totalled (pound)181 million for the year. Revenues were up 6% on 2002 as strong growth in advertising offset the impact of the disposal of non-core businesses and the closure of ITV Digital.

Advertising revenues of (pound)85 million (including our 50% share of UKTV) were up 17% in a flat overall market. The Content segment grew its market share with a 3.9% share of the TV advertising market in the UK in 2003, up from 3.4% in 2002. Subscription revenues of (pound)70 million (including our 50% share of UKTV) were up 7% due to UK pay-TV growth.


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Telewest Communications plc
Annual Report 2003
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OPERATING AND FINANCIAL REVIEW

COMBINED CABLE AND CONTENT SEGMENTS

                                             2003         2003       2003         2002         2002     2002
                                           BEFORE     EXCEPT'L      TOTAL       BEFORE     EXCEPT'L    TOTAL        %
                                         EXCEPT'L        ITEMS                EXCEPT'L        ITEMS              INC/
                                            ITEMS                                ITEMS                          (DEC)
OPERATING COSTS AND EXPENSES
(IN (POUND) MILLIONS)
Cable programming expenses                    125            -        125          128            -      128     (2%)
Cable telephony expenses                      193            -        193          218            -      218    (11%)
Content segment cost of sales                  81            -         81           70            -       70      16%
Depreciation of tangible fixed
assets                                        471            -        471          490           87      577    (18%)
SG&A expenses                                 461           25        486          499           22      521     (7%)
Amortisation of goodwill and
intangible assets                              23            -         23          119        1,486    1,605    (99%)
                                      -------------------------------------------------------------------------------

Total operating costs                       1,354           25      1,379        1,524        1,595    3,119    (56%)
                                      ===============================================================================

Total operating costs were (pound)1,379 million in 2003, down 56% from (pound)3,119 million in 2002.

Total operating costs and expenses (excluding exceptional selling, general and administrative expenses ("SG&A") and the impairment of goodwill and the charge against fixed assets in 2002, described below) decreased by (pound)170 million or 11% from (pound)1,524 million to (pound)1,354 million. This reduction is principally due to the movements described below.

Gross margin (Group revenue less cost of sales before deducting depreciation) rose from 68% to 69% for the year, excluding the VAT exceptional item, with improvements in telephony margins and the growing number of high margin broadband subscribers offsetting declines in television margins. Telephony margins improved from 71% to 74% due to lower telephony interconnection costs and consumers migrating to higher margin unmetered packages. Television margins fell from 62% to 61% due to increases in the cost of premium programming.

Reflecting our continued focus on reducing costs, SG&A for the year, excluding exceptional items was down 8% to (pound)461 million due mainly to headcount reductions, lower redundancy costs and enhanced bad debt savings achieved through improved credit policies. Including the impact of exceptional SG&A expenses, SG&A decreased by (pound)35 million to (pound)486 million.

During 2002, as a result of an impairment review of our network assets undertaken, we incurred exceptional charges of (pound)1,486 million against goodwill and (pound)87 million against fixed assets to reflect the impairment in value of goodwill arising on the core cable segment and content segment businesses and the carrying value of network assets. No such charges were incurred in 2003.

GROUP OPERATING LOSS
Group operating loss in 2003 was (pound)87 million, down from (pound)1,852 million in 2002. The movement resulted principally from the exceptional charges in 2002 of (pound)1,486 million against goodwill and (pound)87 million against fixed assets as explained above. Group operating loss before exceptional items in 2003 was (pound)62 million, down 74% from (pound)241 million in 2002.

NET LOSS
Net loss for the year decreased from a loss of (pound)2,231 million to a loss of (pound)272 million. The movement resulted principally from the exceptional charges in 2002 of (pound)1,486 million against goodwill and (pound)87 million against fixed assets as explained above.

Excluding these charges, as well as exceptional SG&A expenses, net loss for the year decreased 56% from a loss of (pound)506 million to a loss of (pound)225 million. The decrease resulted principally from (pound)170 million lower operating costs and (pound)52 million of higher net exchange gains on dollar denominated debt as a result of the decreasing value of the dollar versus the pound sterling.

LIQUIDITY AND CAPITAL RESOURCES
Net cash inflow before use of liquid resources and financing for the year was (pound)90 million compared to an outflow of (pound)271 million in 2002. The movement was principally due to a reduction of (pound)137 million in interest paid, due to the Company's decision to stop paying interest on its outstanding notes and debentures, and a reduction of (pound)220 million in cash payments to acquire tangible fixed assets.


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Telewest Communications plc
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OPERATING AND FINANCIAL REVIEW

Capital expenditure, on an accruals basis, for the year ended 31 December 2003 declined by 53% on the prior year to (pound)223 million, which represents 17% of Group turnover. The reduction was due mainly to improved utilisation of our network assets, falling electronic equipment prices and lower levels of customer acquisition, particularly in the first half of the year.

As at 31 December 2003, net debt was (pound)5,375 million. This consisted of (pound)3,638 million of notes and debentures, including (pound)352 million of unpaid accrued interest, (pound)157 million of lease financing, (pound)7 million in other loans and (pound)2,000 million drawn down on our bank facility ("Senior Secured Facility"), offset by cash balances and term deposits of (pound)427 million.

We are currently in default on our outstanding notes and debentures, certain of our finance leases and our bank facility. As a result of these defaults, the senior lenders under our bank facility and many of our other creditors have the right to accelerate obligations and demand immediate repayment. In current conditions, we have been able to continue to operate and meet our working capital needs as a direct result of the continued support of our creditors (in generally not calling defaults or accelerating their claims) and the Directors' belief that a financial restructuring is likely to be implemented. Because we are not making current interest payments on our notes and debentures we have been able to finance our remaining working capital needs through available cash and cash generated by operations. However, we do not believe that our creditors will continue to forebear from declaring defaults if our financial restructuring is not implemented or it is not implemented in a timely manner.

GOING CONCERN
The financial statements included in this Annual Report have been prepared on a going concern basis and do not include any adjustments that would arise as a result of the going concern basis of preparation being inappropriate. As previously announced, the Company is in discussions with its bondholders and other major stakeholders with regard to a financial restructuring of its balance sheet (the "Financial Restructuring") as the Directors consider that the Company will not be able to meet all of its debts as they fall due. However, the Board of Directors has confidence in the successful conclusion of the Financial Restructuring (and any required amendments to the Senior Secured Facility) and, together with and on the basis of cash flow information that they have prepared, the Directors consider that the Group will continue to operate as a going concern for a period of at least 12 months from the date of issue of these financial statements. Any restructuring will require the approval of our bankers and various stakeholders. Inherently, there can be no certainty in relation to any of these matters.

The Company's auditors have indicated that based on their current understanding of the Group's financial position their report will refer to a fundamental uncertainty on going concern. They have indicated that their audit report will not be qualified in this respect but in view of the significance, consider it should be brought to the attention of the shareholders.

THE FINANCIAL RESTRUCTURING
We continue to vigorously pursue negotiations with our stakeholders over the completion of our Financial Restructuring and we contemplate completion of a restructuring late in the second quarter or early in the third quarter of 2004.

As disclosed in the registration statement of Telewest Global, Inc., ("Telewest Global") filed with the US Securities and Exchange Commission, the terms of the restructuring as agreed with certain major stakeholders would result in:

o the cancellation of all of the outstanding notes and debentures of the Company and its finance subsidiary in return for the distribution of 98.5% of the common stock of Telewest Global, and the distribution of the remaining 1.5% of Telewest Global's common stock to our eligible shareholders;

o    the execution of an amended Senior Secured Facility;

o the reorganisation of the Company's corporate structure under Telewest Global, a holding company incorporated in Delaware; and

o the cessation of dealings in the Company's shares on the London Stock Exchange and the quotation of Telewest Global's common stock on the Nasdaq National Market.

Successful completion of our Financial Restructuring remains subject to a number of conditions, including the approval of our creditors and our shareholders.

OUTLOOK
Going forward, we expect that our focus on marketing and customer service, together with improved "triple play" penetration and continued growth in demand for broadband products will help us to continue to produce customer growth and good operating results over the next fiscal year.



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Telewest Communications plc
Annual Report 2003
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OPERATING DATA
UNAUDITED

The following table sets out certain operating data for the years ended 31 December 2003 and 2002. The information represents combined operating statistics for all of our franchises.


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                                                                        YEAR ENDED 31 DECEMBER
CABLE SEGMENT                                                              2003          2002
------------------------------------------------------------------------------------------------
CONSUMER SALES DIVISION
Homes passed                                                          4,899,852       4,895,956
Homes passed and marketed                                             4,674,764       4,699,694
Cable television and residential telephony-only subscribers             876,142         984,765
Dual or triple-service subscribers (1)                                1,264,756       1,228,586
Cable television only subscribers                                        92,565         116,508
Residential telephony only subscribers                                  347,122         395,133
Internet only subscribers                                                25,995          18,398
Total residential subscribers                                         1,730,438       1,758,625
Customer additions                                                      217,361         315,654
Customer disconnects                                                   (245,548)       (322,648)
Net customer movement                                                   (28,187)         (6,994)
RGUs (18)                                                             3,286,706       3,170,354
Net RGU additions                                                       116,352         127,639
RGUs per customer                                                          1.90            1.80
Household penetration                                                     37.0%           37.4%
Average household churn (2)                                               14.2%           18.2%
Percentage of triple-service subscribers (1)                              16.8%           10.4%
Percentage of dual or triple-service subscribers (1)                      73.1%           69.9%
Average monthly revenue per subscriber (3)                         (pound)43.42    (pound)41.80

CABLE TELEVISION
Cable television subscribers - analogue                                 284,191         436,339
Cable television subscribers - digital                                  987,873         857,472
Total cable television subscribers                                    1,272,064       1,293,811
Penetration (4)                                                           27.2%           27.5%
Average subscriber churn rate (5)                                         17.6%           21.5%
Average monthly revenue per subscriber (6)                         (pound)20.87    (pound)20.82

RESIDENTIAL TELEPHONY
3-2-1 subscribers                                                     1,144,474       1,253,662
Talk subscribers (7)                                                    455,559         360,662
Total residential telephony subscribers                               1,600,033       1,614,324
Residential telephony penetration (8)                                     34.3%           34.4%
Residential telephone lines                                           1,675,854       1,717,191
Second lines penetration                                                   4.7%            6.4%
Average subscriber churn rate (9)                                         13.7%           17.3%
Average monthly revenue per line (10)                              (pound)23.02    (pound)23.16
Average monthly revenue per subscriber (11)                        (pound)24.29    (pound)24.92

INTERNET SUBSCRIBERS
Blueyonder broadband                                                    414,609         262,219
Blueyonder SurfUnlimited                                                184,009         193,201
Blueyonder pay-as-you-go                                                 49,368          85,025
Total internet subscribers                                              647,986         540,445

BLUEYONDER BROADBAND
Average subscriber churn rate (12)                                        13.3%           12.4%
Average monthly revenue per subscriber (13)                        (pound)22.72    (pound)25.12

BUSINESS SALES DIVISION
Business customer accounts                                               69,269          73,746
Average annualized revenue per customer account (14)               (pound)3,227    (pound)3,114
------------------------------------------------------------------------------------------------


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Telewest Communications plc
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OPERATING DATA
UNAUDITED


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                                                                        YEAR ENDED 31 DECEMBER
CONTENT SEGMENT                                                             2003         2002
-----------------------------------------------------------------------------------------------
Pay multi-channel subscribers (15)                                    10,360,056     9,764,233
Flextech share of basic viewing (16)                                       19.3%         20.4%
Share of total television advertising revenues (17)                         3.9%          3.4%
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

Notes

(1) Dual-service subscribers are those subscribers who take two of our cable television, residential telephony and broadband internet services; triple-service subscribers are those subscribers who take all three of these services; and dual or triple-service subscribers are those subscribers who take two or all three of these services.

(2) Average household churn rate for the period is calculated on a rolling 12-month basis and represents (i) the total number of residential subscribers who disconnected or who were disconnected during that period, divided by (ii) the average number of residential subscribers in that period.

(3) Average monthly revenue per subscriber (often referred to as "ARPU" or "Average Revenue per User") represents (i) the average monthly revenue O of residential subscribers for such period, divided by (ii) the average number of residential subscribers in such period.

(4) Cable television penetration at a specified date represents (i) the total number of cable television subscribers at that date, divided by (ii) the total number of homes passed and marketed for cable television at that date.

(5) Average cable television subscriber churn rate for the period is calculated on a rolling 12-month basis and represents (i) the total number of cable television subscribers who terminated basic services or whose services were terminated during that period, divided by (ii) the average number of cable television subscribers in that period.

(6) Average monthly revenue per cable television subscriber for each period represents (i) the average monthly cable television revenue for that period, divided by (ii) the average number of cable television subscribers in that period.

(7) Includes subscribers to our Talk Unlimited, Talk International and Talk Evenings and Weekends flat rate telephony services.

(8) Residential telephony penetration at a specified date represents (i) the total number of residential cable telephony subscribers at that date divided by (ii) the total number of homes passed and marketed for residential cable telephony at that date.

(9) Average residential telephony subscriber churn rate for the period is calculated on a rolling 12-month basis and represents (i) the total number of residential cable telephony subscribers who terminated telephony services or whose services were terminated during that period, divided by
     (ii) the average number of residential cable telephony subscribers in that period.

(10) Average monthly revenue per residential telephony line for each period represents (i) the average monthly residential cable telephony revenue for that period, divided by (ii) the average number of residential cable telephony lines in that period.

(11) Average monthly revenue per residential telephony subscriber for each period represents (i) the average monthly residential cable telephony revenue for that period, divided by (ii) the average number of residential cable telephony subscribers in that period.

(12) Average blueyonder broadband internet subscriber churn rate for the period is calculated on a rolling 12-month basis and represents (i) the total number of blueyonder broadband internet subscribers who terminated their services or whose services were terminated during that period, divided by
     (ii) the average number of blueyonder broadband internet subscribers in that period.

(13) Average monthly revenue per blueyonder broadband internet subscriber for each period represents (i) the average monthly blueyonder broadband internet revenue for that period, divided by (ii) the average number of blueyonder broadband internet subscribers in that period.

(14) Average annualized revenue per customer account represents (i) the average monthly business sales division revenue (excluding revenues from carrier services unit) for the 12 months to the end of that period, divided by (ii) the average number of business sales division customers in that period, and
     (iii) multiplied by 12 months.

(15) Pay multi-channel subscribers represents the number of pay multi-channel subscribers as at the end of the last month of a 12 month period.

(16) Basic viewing over 24 hours in pay-television homes.

(17) Includes Flextech's wholly owned channels and UKTV's advertising revenues.

(18) Revenue Generating Units or RGUs represent total aggregate subscribers to our television, telephony and broadband subscribers. This definition is in accordance with the National Cable & Telecommunications Association (NCTA) reporting guidelines. Dial-up internet subscribers, second telephone lines and additional TV outlets are not included although they are revenue generating for Telewest.


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Telewest Communications plc
Annual Report 2003
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BOARD OF DIRECTORS

ANTHONY (COB) STENHAM
NON-EXECUTIVE CHAIRMAN(2) (72)
Cob Stenham was appointed non-executive chairman of the board in December 1999 having served as a non-executive director of the Company since November 1994, and deputy chairman of the board until December 1999. From 1992 to 2003 he was non-executive director of Standard Chartered plc, and from 1990 to 1997, he was chairman of Arjo Wiggins Appleton plc and a managing director of Bankers Trust Company from 1986 to 1990. Prior to that he was an executive director of Unilever NV and PLC for 15 years. Cob Stenham also currently serves as non-executive chairman of Ashtead Group plc, IFonline Group Limited and Whatsonwhen plc. He is a non-executive director of Hebridean Cruises plc.

STEPHEN COOK
GROUP STRATEGY DIRECTOR AND GENERAL COUNSEL (44)
Appointed to the board of Telewest as group strategy director in April 2000 following the completion of the Flextech merger and appointed as general counsel in August 2000. Stephen Cook was general counsel and an executive director of Flextech from October 1998. He was a partner with Wiggin & Co from 1995 and a non-executive director of SMG plc from March 2000 to November 2002.

DENISE KINGSMILL CBE
NON-EXECUTIVE DIRECTOR(1,2,3) (56)
Appointed a non-executive director in June 2001. Ms Kingsmill was appointed chair of Sadlers Wells Theatre in 2003 having previously been deputy chair of the Competition Commission between 1997 and 2003. She was an advisor to Denton Wilde Sapte from 1994 to 2000 and specialised in employment law and corporate governance. Ms Kingsmill is a non-executive director of the Group Executive Board of the Home Office, a trustee of the Design Museum as well as a member of the Advisory Board of the Cambridge Business School (The Judge Institute).

ANTHONY RICE
NON-EXECUTIVE DIRECTOR(1,2,3) (52)
Appointed a non-executive director in September 1998. Tony Rice is the chief executive of Tunstall Group Limited having held this position since 2002. Prior to this, he held various senior positions at BAe Systems between 1991 and 2002. He was appointed a non-executive director of Cable & Wireless plc in 2003 and is also a non-executive director of Atlantic Coast Airlines Inc.


(1) Member of the audit committee
(2) Member of the nomination committee
(3) Member of the remuneration committee


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Telewest Communications plc
Annual Report 2003
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REPORT OF THE DIRECTORS

FINANCIAL STATEMENTS
The directors have pleasure in submitting their annual report together with the financial statements of the Company and its subsidiary undertakings for the year ended 31 December 2003.

The UK GAAP financial statements are set out on pages 25 to 56 and the Auditor's Report thereon, on page 24.

The US GAAP financial statements are set out on pages 58 to 91 and the Auditor's Report thereon, on page 57.

PRINCIPAL ACTIVITIES AND BUSINESS REVIEW
The Chairman's Statement on page 2 and the Operating and Financial Review on pages 3 to 5 report on the principal activities of the Group. Information on likely future developments of the business of the Group and its activities is to be found in those sections.

SUBSEQUENT EVENTS
The Group is renegotiating its bank facilities and debt financing arrangements. Further details of the proposed Financial Restructuring are included in the Operating and Financial Review on pages 3 to 5.

DIVIDENDS
The directors do not recommend the payment of a dividend for the financial year ended 31 December 2003. No dividend was recommended for payment during the financial year ended 31 December 2002.

BOARD OF DIRECTORS
Details of all the directors of the Company appear on page 8.

In accordance with the Company's Articles of Association, each of the directors will retire from office at the Annual General Meeting and each will offer himself/herself for reappointment.

Details of directors' interests in the share capital of the Company are set out in the Directors' Remuneration Report on pages 20 to 22.

During the year, and to the date of this report, the following resigned as directors of the Company: Mark Luiz on 31 October 2003, Stanislas Yassukovich on 18 November 2003 and Charles Burdick on 18 February 2004.

There have been no contracts of significance subsisting during the year under review to which the Company or its subsidiaries was a party and in which any director was materially interested.

BOARD COMMITTEES
Details of the audit committee (and its sub-committee, the disclosure committee), the nomination committee and the remuneration committee appear on page 12.

CORPORATE GOVERNANCE
Details of the Company's corporate governance arrangements and compliance with the Principles of Good Governance and Code of Best Practice annexed to the Listing Rules of the UK Listing Authority are set out on pages 11 to 14. The Directors' Remuneration Report is on pages 15 to 23.

SHARE CAPITAL
As at 12 March 2004, there were 2,873,663,895 issued ordinary shares, 82,507,747 issued convertible limited voting shares and 44,670 shareholders; and 148,484 issued American Depositary Shares ("ADS") and 9 American Depositary Receipt ("ADR") holders. The ordinary shares and the limited voting shares rank pari passu in all respects, save that the limited voting shares do not confer the right to speak or vote on any resolution for the removal, election, appointment or reappointment of directors. Details of all changes in the share capital during the financial year are set out in note 22 to the UK GAAP financial statements.

SUBSTANTIAL SHAREHOLDINGS
As at 12 March 2004, the Company was aware of the undermentioned notifiable interests in the shares of the Company:

                                    No. of           No. of
                                  ordinary          limited        % of issued
                                   shares          voting shares   share capital
--------------------------------------------------------------------------------
Liberty Media Corporation         722,205,225     22,185,093        25.2
IDT Corporation                   636,056,024     60,322,654        23.6
--------------------------------------------------------------------------------

As at 12 March 2004, the Company had not been notified of any other interests of 3% or more in its ordinary share capital.

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Telewest Communications plc
Annual Report 2003
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REPORT OF THE DIRECTORS

CREDITORS
The Group agrees payment terms with its suppliers when it enters into binding purchase contracts. The Group seeks to abide by the payment terms agreed with suppliers whenever it is satisfied that the supplier has provided the goods or services in accordance with the agreed terms and conditions. The Group does not have a standard code that deals specifically with the payment of suppliers.

Creditor days for the year ended 31 December 2003 were an average of 73 for the Group.

The Company's costs are generally in respect of corporate overheads and staff costs and a creditor days figure for the Company would therefore not be meaningful.

As part of the negotiations surrounding the proposed Financial Restructuring, the Group has suspended payments of interest on all of its listed debt securities and on certain foreign exchange swaps. These debts (and accrued interest) are proposed to be settled as part of the Financial Restructuring. Details of the listed debt securities can be found on pages 45 and 46.

SOCIAL RESPONSIBILITY
Telewest has a well-defined two-way internal communications approach that includes regular Group-wide e-mail and printed announcements on Company performance, special events and business achievements. In addition, formal employee forums are being established across the organisation to promote further employee involvement.

We are committed to equal opportunities and to enhancing the diversity of our workforce, based on performance and capability. Through our policies, we aim to ensure that we do not discriminate between employees or potential employees on the basis of sex, sexual orientation, disability, race, religion, age, marital status, physical appearance or ethnic origin. If individuals become disabled during employment and they are unable to continue to perform their jobs, consideration is given to retraining for alternative jobs.

We invest in the development and training of all our people, encouraging them to focus their learning around business needs and to pursue appropriate development opportunities. Generally the Company also encourages employees to give consideration to the overall performance of the Company through their participation in the Telewest share option schemes as described in the Directors Remuneration Report on pages 16 and 17.

DONATIONS
The Group made no charitable donations during the year (2002:(pound)23,483). The Group made no political donations during the year (2002: nil).

AUDITORS
A resolution to reappoint the retiring auditors, KPMG Audit Plc, and to authorise the directors to fix their remuneration will be proposed at the Annual General Meeting.

ANNUAL GENERAL MEETING
The resolutions to be proposed at the Annual General Meeting appear in the Notice of Meeting.

By order of the board of directors

Clive Burns
Company Secretary
12 March 2004
Registered Office: Export House, Cawsey Way, Woking, Surrey GU21 6QX Registered in England: No 2983307

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Telewest Communications plc
Annual Report 2003
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CORPORATE GOVERNANCE

This statement describes how the Company has applied the Principles of Good Governance (the "Principles") and the extent to which it has complied with the Code of Best Practice (the "Combined Code") annexed to the Listing Rules of the UK Listing Authority.

Throughout the year ended 31 December 2003, the Group has complied with the majority of the Combined Code provisions with the exception of D.3.1 which provides that the audit committee should be comprised of 3 independent non-executive directors and A.2.1 which provides that there should be a recognised senior member of the board, other than the Chairman. These exceptions arose on the resignation of Stanislas Yassukovich from the board on 18 November 2003.

BOARD OF DIRECTORS
The board meets regularly throughout the year and there is frequent contact between meetings. It retains full and effective control over the Group and monitors the executive management. The directors have full and timely access to all relevant information and board meetings follow a formal agenda of matters specifically reserved for decision by the board. These involve approval of the Group's strategic plans, major capital expenditure and the annual budget. Furthermore, the trading performance of the Group is reported to each scheduled meeting of the board. Until agreement was reached in September 2003 between the Company and its major stakeholders regarding the terms of the Financial Restructuring, the board was generally provided on a weekly basis with financial and other relevant information about the Group. Since that time the board has been provided with financial and other relevant information about the Group on a periodic basis.

The company secretary is responsible for ensuring that appropriate board procedures are followed and for advising the board of applicable rules and regulations. In addition, the Group has established a Code of Conduct for directors which sets out policies relating to share dealing, expenses, benefits and disclosure of interests.

All directors have access to the advice and services of the company secretary. The company secretary attends all board and committee meetings. There is a procedure in place for directors to take independent professional advice, if necessary, at the Group's expense.

BOARD BALANCE
Details of the current directors are given on page 8. Changes to board composition during the year have been identified in the Report of the Directors on page 9.

The post of chairman is held by Anthony (Cob) Stenham and Barry Elson is acting Chief Executive Officer although he is not appointed to the Board of the Company. The current composition of the board is one executive director and three independent non-executive directors and Stanislas Yassukovich was the senior independent non-executive director up to the date of his resignation on 18 November 2003.

CORPORATE SHAREHOLDER ARRANGEMENTS
The shareholder arrangements between the Company and its corporate shareholders have been modified several times since the Company's flotation in 1994. On 23 May 2003 Microsoft sold its entire shareholding in the Company to IDT Corporation and as a consequence no longer has any rights arising from the shareholder arrangements. Microsoft's rights arising from the shareholder arrangements did not transfer to IDT Corporation on acquisition of the shares.

Liberty Media has agreed that any arrangement to which the Company is a party and which gives rise to a conflict between the interests of the Company and those of Liberty Media, requires the prior approval of the independent directors.

BOARD APPOINTMENTS AND VOTING
The shareholder arrangements provide that the board shall consist of no more than 16 directors (unless otherwise agreed) and that Liberty Media is entitled to appoint two directors to the board if it holds 5% or more of the Company's shares or three directors to the board if it holds 12.5% or more. In the event that any directors have been so appointed, any committee appointed by the board shall include one Liberty Media director, (unless otherwise agreed), and provided that a majority of the members of the committee are independent directors.

Liberty Media do not currently have any shareholder representatives on the board.

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Telewest Communications plc
Annual Report 2003
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CORPORATE GOVERNANCE

SHAREHOLDER RIGHTS
Liberty Media has agreed that, for as long as it holds 15% or more of the Company's shares, its consent must be obtained by the Company before:

i) making any material acquisition or disposal outside the ordinary course of business including any Class 2 transaction for the purposes of the Listing Rules of the UK Listing Authority;

ii) incurring new borrowings or indebtedness in excess of (pound)50 million in aggregate;

iii) allotting or issuing shares or securities convertible into shares or granting options;

iv)  appointing or removing the group chief executive officer of the Company; or

v)   increasing the number of directors holding office beyond 16.


REAPPOINTMENT
In accordance with the Articles of Association of the Company, each director submits himself/herself for reappointment at each Annual General Meeting.

AUDIT COMMITTEE
The audit committee assists the board in its duties regarding the Group's financial statements and meets with the external auditors. The committee has written terms of reference which include the review and monitoring of the accounting policies and reporting requirements and effectiveness of the internal controls of the Group. The committee currently has two members and comprises solely independent non-executive directors: Tony Rice (chairman) and Denise Kingsmill. Representatives of the external auditors and the group director of risk and control are invited to attend meetings and have direct access to the members of the committee at all times. The chairman, group managing director/chief executive officer and group finance director are also invited to attend. The committee met five times during 2003.

The committee is satisfied with the policies applied during the year and with the measurement and presentation of financial information contained in this annual report.

DISCLOSURE COMMITTEE
The disclosure committee, a sub-committee of the audit committee, was formed to enable the controls and procedures, designed to ensure the Group has the financial and non-financial information required to meet its reporting obligations under the US Sarbanes-Oxley Act, to be formally documented. It considers the technical accounting treatments applied by the Group and the risk environment within which it operates. The committee has been formed as a result of obligations placed on the Company due to its United States listing on Nasdaq and the Sarbanes-Oxley legislation.

The committee has a core membership of 10 senior executives and other members of staff are consulted as and when it is felt appropriate.

NOMINATION COMMITTEE
The nomination committee assesses candidates and makes recommendations for the appointment of directors to the board. The committee currently has three members and comprises Cob Stenham (chairman), Denise Kingsmill and Tony Rice, each of the aforesaid being an independent non-executive director. The committee did not meet during 2003.

REMUNERATION COMMITTEE
The remuneration committee has written terms of reference and deals with the remuneration of the executive directors and policies for senior management remuneration and development on behalf of the board. The committee currently has two members and comprises solely independent non-executive directors: Denise Kingsmill and Tony Rice. The chairman, group managing director/chief executive officer and group finance director are generally invited to attend the meetings; however they are not present during any discussion on their own remuneration.

Further details about the Company's remuneration policy can be found in the Directors' Remuneration Report on pages 15 to 23.

The proceedings of the audit, nomination and remuneration committees are formally recorded by the company secretary and reported to the board.

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Telewest Communications plc
Annual Report 2003
--------------------------------------------------------------------------------
CORPORATE GOVERNANCE

INTERNAL CONTROL
The board is ultimately responsible for the Group's systems of internal control and for reviewing its effectiveness. Responsibility for designing and operating the system is delegated to the executive directors.

The board has established a process to apply the Combined Code that has been in place for the financial year. This process ensures that significant risks faced by the Group are identified, evaluated and managed. The process begins with a fundamental appraisal of the risks facing the business, conducted in conjunction with executive management. Risks are therefore identified and evaluated. On a quarterly basis the audit committee receives a report detailing changes to the risks identified and progress made in mitigation. The identified risks have named individuals responsible for their ongoing management.

The audit committee has reviewed the effectiveness of the operation of internal control procedures for the Group during the financial year and up to the date of this report. In carrying out these reviews, the audit committee has received reports from the internal audit function, the external auditors and various other risk reports on a quarterly basis and has reported its conclusions to the board.

The system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss. The Group's internal control procedures do not cover the Company's major joint ventures and associates. These entities are subject to their own system of internal control. Governance of these entities is achieved through board representation.

Key elements of the Group's system of internal controls are as follows:

MANAGEMENT STRUCTURE
There is a clearly defined organisational structure with lines of responsibility and delegation of authority to executive and divisional management. These managers are accountable for the conduct and performance of the business within the agreed business strategy and are subject to the reserved powers and sanctioning limits laid down by the board. Management responsibility is supplemented by accounting, purchasing, and capital expenditure policies and practices applicable across the Group.

FINANCIAL REPORTING
There is a Group-wide system of planning and budgeting, with the annual budget approved by the board. There is frequent reporting of results to each level of management as appropriate, including monthly reporting to executive management of actual against budget and revised forecasts, and quarterly and annual external reporting in accordance with the requirements of the UK Listing Authority and the Securities and Exchange Commission. Key issues on financial management and treasury are also reported regularly to the audit committee and the board.

DETAILED FINANCIAL CONTROLS
These include internal financial controls and procedures which are designed to ensure completeness and accuracy of the recording of all transactions and the safeguarding of assets. In particular there are clearly defined policies for capital expenditure including appropriate authorisation levels. Significant capital projects and acquisitions and disposals require board approval.

RISK MANAGEMENT
Executive management is responsible for the identification and evaluation of key risks applicable to their areas of the business. These risks are highlighted through a number of different routes:

o monthly and managers' budgetary reviews which include the identification and assessment of business and financial risks;

o involvement of specialist teams such as IT and network technical teams, health and safety, physical security, business continuity, revenue assurance, treasury, purchasing and logistics along with fraud investigators to review and manage risks identified within these spheres;

o the monitoring performed by the internal audit team which is reported on a quarterly basis, and;

o    the monitoring of solvency in the light of the proposed Financial
     Restructuring.

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Telewest Communications plc
Annual Report 2003
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CORPORATE GOVERNANCE

GOING CONCERN
These financial statements have been prepared on a going concern basis and do not include any adjustments that would arise as a result of the going concern basis of preparation being inappropriate. The board of directors have confidence in the successful conclusion of a restructuring of the Company's balance sheet (and any required amendments to the Senior Secured Facility) and, together with and on the basis of cash flow information that they have prepared, the directors consider that the Group will continue to operate as a going concern for a period of at least 12 months from the date of issue of these financial statements. Additional information concerning the proposed Financial Restructuring can be found in the Operating and Financial Review on pages 3 to 5. Any restructuring will require the approval of the Company's bankers and various stakeholders. Inherently, there can be no certainty in relation to any of these matters.

FUNDAMENTAL UNCERTAINTY IN AUDIT REPORT
The Company's auditors have considered the adequacy of the disclosures made in the financial statements concerning the uncertainty as to the ability of the Company and the Group to continue to meet their debts as they fall due. This depends upon the successful conclusion of the proposed Financial Restructuring referred to within this annual report.

The Company's auditors have indicated that based on their current understanding of the Group's financial position their report will refer to a fundamental uncertainty on going concern. They have indicated that their audit report will not be qualified in this respect but in view of the significance, consider it should be brought to the attention of the shareholders.


STATEMENT OF DIRECTORS' RESPONSIBILITIES
The responsibilities of the directors are set out on page 23.

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Telewest Communications plc
Annual Report 2003
--------------------------------------------------------------------------------
DIRECTORS' REMUNERATION REPORT

The Directors' Remuneration Report is presented to shareholders by the board and complies with the Directors' Remuneration Report Regulations 2002 (the "Regulations").

Under the Regulations there is no requirement for the following section of the Directors' Remuneration Report to be audited.

REMUNERATION POLICY
This report sets out the Company's policy on directors' remuneration for 2004. The remuneration committee is currently able to state its general remuneration policy for 2004, but is unable to confirm that this policy will continue without significant change or amendment. This is principally because the proposed Financial Restructuring of the Company may result in changes in governance leading to a revision of certain aspects of current remuneration policy. Also, the remuneration committee considers that a successful remuneration policy needs to be sufficiently flexible to take account of future changes in the Company's business environment and in remuneration practice. All statements in this report in relation to remuneration policy should be read in light of this paragraph.

THE REMUNERATION COMMITTEE
The role of the remuneration committee is to set the remuneration policy for the executive directors of the Company and to review proposals for other senior executives as appropriate. Specifically, the remuneration committee determines base salaries and benefits (including bonus schemes and share-based incentives and the extent of any awards made thereunder); and agrees employment agreements and other terms and conditions.

The remuneration committee consists solely of independent non-executive directors. Its members are Denise Kingsmill and Tony Rice. During the year and up to the date of his resignation from the board Stanislas Yassukovich was a member of the remuneration committee. The chairman and group managing director/chief executive officer are generally invited to attend meetings; however, they are not present during any discussion on their own remuneration. The remuneration committee met six times during 2003.

The remuneration committee is advised internally by the group company secretary, Clive Burns, the deputy human resources director, Ulf Larsen, and the reward director, Stephen Turley. It is also provided with independent advice from external remuneration specialists, Hewitt Bacon & Woodrow in respect of remuneration and New Bridge Street Consultants LLP in respect of share schemes. The advisors were appointed by, and their costs met by, the Company and they currently do not advise the Company on any other matters. The remuneration committee can call upon additional external advisors as required.

GENERAL POLICY FOR EXECUTIVE DIRECTORS
It is the policy of the Company that employment agreements for executive directors will normally include notice periods on termination by the Company of 12 months or less. However, in order to attract executives of the required calibre it may be necessary to agree longer notice periods for an initial period in order to secure a chosen executive. Should this be the case, the aim of the Company will be to ensure that the notice period reduces to one year or less at the end of the initial period.

In the event of the termination of an executive director's agreement, the remuneration committee's aim is to ensure the Company's obligations under the agreement are met (taking into account an executive director's duty to mitigate his or her loss) and at the same time use reasonable endeavours to avoid making excessive severance payments to departing executive directors.

The remuneration packages are designed to motivate, reward and retain executive directors of high quality and to be competitive in terms of market practice. In order to motivate for future achievement, a major element of remuneration is delivered through short and long-term incentive arrangements based on operational and financial performance. Performance-related elements of the remuneration package seek to align the interests of executive directors with those of shareholders through the imposition of stretching performance targets and the delivery of a significant proportion of long-term incentives in the form of shares.

The bonus scheme is designed to reward the achievement of stretching but realistic targets, with a specified bonus paid for on-target performance and an increased bonus payable only where performance has been exceptional.

Long-term incentives are share-based in order to align executives' interests so far as possible with those of shareholders. The overall aim of these plans is to produce value for the participants where the performance of the Company exceeds that of a relevant index or comparator group of other companies. Detailed descriptions of the current performance conditions are shown on pages 16 and 17.

Market data is obtained by our external consultants, and benchmarked against relevant companies with which Telewest competes for people and talent. Our consultants look at similar roles in comparable organisations by reference to sector and company size. For the executive directors, two comparator groups are used: a broad sample of companies of similar size determined by turnover, revenues and other appropriate factors, and a sample of telecommunications and high technology companies in the Company's sector.

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Telewest Communications plc
Annual Report 2003
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DIRECTORS' REMUNERATION REPORT

The objective is to position total remuneration (base salary, bonus and the value of long-term incentives) at around the median within the comparator group for on-target performance.

GENERAL POLICY FOR NON-EXECUTIVE DIRECTORS
It is the policy of the Company that the appointment of non-executive directors will normally be for an initial period of three years subject to extension for a further three year period.

With the exception of Cob Stenham, no compensation is payable to any non-executive director if their appointment is terminated early.

Non-executive directors' fees are positioned to be competitive with those paid by other UK listed companies and are set at a level to attract individuals with the required experience and abilities to make a substantial contribution to the Company. Their remuneration is approved by the board of directors.

The non-executive directors are not eligible for pension scheme membership and, other than disclosed on page 21, do not participate in any of the Company's bonus, share option or other incentive schemes.

EXECUTIVE DIRECTORS; ELEMENTS OF REMUNERATION
The main components of executive directors' remuneration currently comprise: base salary; benefits; bonus scheme; pension and long-term share incentives.

The various elements of the executive directors' remuneration are structured so that the majority are linked to the achievement of performance targets such that the delivery of on-target performance will lead to around two-thirds of an executive director's total remuneration being performance-related, assuming the award of long-term incentives.

BASE SALARY
Base salary for each executive director is set by the remuneration committee and is reviewed, but not necessarily increased, annually. Determining factors are individual performance, changes in job responsibilities, changes in the market place and general economic conditions.

BENEFITS
Benefits for executive directors typically include a company car or cash payment in lieu thereof, life assurance, income protection insurance and private medical insurance. The value of these benefits is shown on page 20.

BONUS SCHEME
The bonus scheme for executive directors is structured to reward the achievement of results against set objectives. For 2003 the level of bonus payable was determined by the Group's EBITDA performance against target, with achievement of target delivering a bonus of 30% of annual base salary. A further 10% of annual base salary was payable against the achievement of certain operational key performance indicators linked to revenue growth, customer growth and retention and capital expenditure as set by the remuneration committee.

Details of bonuses paid for the executive directors for the year ended 31 December 2003 are given on page 20.

Any bonuses paid are non-pensionable.

Any future bonus schemes will be structured to reward the performance required for the needs of the business following the proposed Financial Restructuring.

PENSIONS
The Company operates a Money Purchase Occupational Pension Plan, which is offered to all employees. The Company and members pay predetermined or defined levels of contributions in order to fund future pension benefits.

The directors do not participate in the Company's pension plan. Each of the executive directors receives a contribution towards their personal pension scheme and/or a cash sum for their personal pension arrangements as shown on page 20.

SHARE SCHEMES AND LONG-TERM INCENTIVE PLAN
The Company operates the following schemes in which all or some of the executive directors participate:

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Telewest Communications plc
Annual Report 2003
--------------------------------------------------------------------------------
DIRECTORS' REMUNERATION REPORT

I) THE TELEWEST 1995 (NO.1) EXECUTIVE SHARE OPTION SCHEME (AN INLAND REVENUE APPROVED SCHEME) AND THE TELEWEST 1995 (NO.2) EXECUTIVE SHARE OPTION SCHEME (AN UNAPPROVED SCHEME) Under these schemes, options which have been granted are normally only exercisable after the expiry of three years from the date of grant and lapse if not exercised within 10 years. Outstanding options under these schemes are normally only exercisable if the Company's Total Shareholder Return ("TSR") outperforms that of the FTSE 100 Index over any three year period between the dates of grant and exercise. The remuneration committee chose these performance conditions because it considered that they would align participants' interests with the interests of shareholders at the time of each grant of options made under the schemes. Participants are granted options up to a market value of (pound)30,000 at the time of grant under the approved scheme and thereafter any further options are granted under the unapproved scheme. Currently the Company has no intention to make any further grants under this scheme.

II) THE TELEWEST LONG TERM INCENTIVE PLAN ("LTIP")
Under the LTIP, a participant is awarded the provisional right to receive, for no payment, a number of shares with a value of up to 100% of base salary.

The shares will not vest unless certain performance conditions, based on TSR assessed over the three year period, starting from the first day of the financial year in which the award is made, are met. The award is divided equally, with vesting of 50% depending on the Company's TSR meeting a performance condition relating to the TSR of the constituents of the FTSE 100 Index and 50% depending on the Company's performance against the TSR of a group of comparator companies from the Telecommunications and Media sectors, in each case over the three year period. The remuneration committee reviews the suitability of these performance conditions prior to making any awards under the LTIP. If the Company's TSR is in the top quartile of the FTSE 100 over the three year period, the participant will receive 50% of the number of shares awarded to him; if the Company's TSR is 50th place in the FTSE 100, the participant will receive 12.5% of the number of shares awarded to him; if below 50th place in the FTSE 100, the participant will receive nothing in respect of that portion of the award. Similarly, if the Company's TSR is in the top quartile of the group of comparator companies in the three year period, the participant will receive 50% of the number of shares awarded to him; if the Company's TSR is at the median position the participant will receive 12.5% of the number of shares awarded to him; if below the median position, the participant will receive nothing in respect of that portion of the award. In either test a proportionate number of shares will be received for intermediate positions. The remuneration committee chose these performance conditions because, at the time of the awards, it considered that they would most appropriately align participants' interests with the interests of shareholders. 50% of the shares which vest may be transferred to the participant on the third anniversary of the award date and the remaining 50% of the vested shares may be transferred on the fourth anniversary of the award date. Currently the Company has no intention to make any further awards under this scheme.

TSR calculations for the executive share option schemes and the LTIP are performed independently by New Bridge Street Consultants LLP.

III) THE TELEWEST RESTRICTED SHARE SCHEME
Under this scheme, a participant receives an award over shares which are held by the Trustees of the Telewest 1994 Employees' Share Ownership Plan Trust. Nothing is payable by the participant for the shares. The award normally vests after three years and remains exercisable for up to seven years from the date of vesting. This scheme is generally used for special one-off awards relating to the retention of certain key individuals and in certain circumstances, recruitment. For this reason the awards do not have performance conditions attached to them unless the remuneration committee decides otherwise.

IV) THE TELEWEST EQUITY PARTICIPATION PLAN
Under this scheme, an employee at manager level or above (including an executive director) or any employee with two years' service can use up to 100% of any bonus payable to him/her under the bonus scheme to acquire shares in the Company ("bonus shares"). The participant must deposit the bonus shares with the Trustees of the Telewest 1994 Employees' Share Ownership Plan Trust. In return, the participant is provisionally allocated (for no payment) a matching number of shares in the Company (calculated on the gross amount of bonus). Provided the bonus shares are retained for three years and the participant remains employed for three years, the bonus and matching shares would thereafter be released to the participant. A release of shares to an individual under the scheme is not linked to performance conditions, however, the bonus used to purchase the bonus shares was subject to the performance conditions applying to the bonus scheme at that time. The Company currently has no intention to make further awards under this scheme.

V) THE TELEWEST 1995 SHARESAVE SCHEME
Under this scheme, participants enter into a savings contract whereby they can save up to (pound)250 per month for a period of three or five years and use the funds accumulated at the end of the savings period to purchase shares in the Company at a discount of up to 20% of the market value of the shares at the date of grant. This is an all-employee scheme and is not subject to performance conditions.

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Telewest Communications plc
Annual Report 2003
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DIRECTORS' REMUNERATION REPORT


Details of options or awards granted to directors under any of the above schemes are shown on pages 21 and 22. No options or awards were granted during 2003.

PERFORMANCE GRAPH
Under the Regulations, this report must contain a graph showing the Company's Total Shareholder Return ("TSR") performance over the previous five years compared to a broad equity market index (TSR is the change in value over the period including the value of any dividends, should they be paid, and which are reinvested). The graph below shows the performance of the Company against the UK FTSE 350 index. This has been chosen as the comparator index because, whilst the Company is not currently a constituent of it, the turnover of the Company is comparable to a current constituent.


                                    REBASED TO 100

            Telewest Communications plc        FTSE 350
31-Dec-98                           100             --
31-Dec-99                   218.3712524     122.9359964
31-Dec-00                   71.72921539     117.9922586
31-Dec-01                   41.10395593     101.8116486
31-Dec-02                   1.456517117     79.63463318
31-Dec-03                   1.206676589     93.94858182



EXECUTIVE DIRECTORS' EMPLOYMENT AGREEMENTS
Stephen Cook has an employment agreement, dated 21 October 1998, which will continue until terminated by either party giving to the other not less than 12 months' notice. The employment agreement was amended on 17 July 2003 with the effect that Stephen Cook is entitled to terminate his employment, with immediate effect, at any time within 90 days of the completion of the proposed Financial Restructuring. If he were to terminate his employment agreement in this manner he would be entitled to one year's salary and benefits and a pro-rated proportion of any bonus payable for the financial year in which the termination occurs. His current basic annual salary is (pound)370,000 per annum and he is provided with a company car or cash allowance in lieu thereof, private medical insurance (for himself and for his family), life assurance cover equal to four times his basic annual salary and income protection insurance. A cash sum of 20% of Stephen Cook's gross basic annual salary is paid to him for his personal pension arrangements (this payment is subject to a personal contribution of 4% of his gross basic annual salary to a personal pension scheme). He is eligible to participate in the Company share schemes.

Mark Luiz who resigned as a director on 31 October 2003, had an employment agreement, dated 9 November 1995, which was terminable by either party giving to the other not less than 12 months' notice. His basic annual salary as at the date of termination was (pound)350,000 per annum and he was provided with a company car or cash allowance in lieu thereof, private medical insurance (for himself and for his family), life assurance cover equal to four times his basic annual salary and income protection insurance. Pension contributions were made to a personal pension scheme of 12% of Mark Luiz's gross basic annual salary (these payments were made subject to a personal contribution of 4% of his gross basic annual salary to a personal pension scheme).

Charles Burdick who resigned as a director on 18 February 2004 had an employment agreement, dated 7 August 1997, which was terminable by either party giving to the other not less than 12 months' notice however, the employment agreement could be terminated, subject to certain conditions, upon a change of control (as defined in the employment agreement). If notice was given by either party within the six months following the date of a change of control, the notice period would be six months if given by Charles Burdick to the employing company or 24 months if given by the employing company to Charles Burdick. Thereafter the

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Telewest Communications plc
Annual Report 2003
--------------------------------------------------------------------------------
DIRECTORS' REMUNERATION REPORT

notice period reverted to 12 months' notice by either party. His basic annual salary as at the date of termination was (pound)500,000 per annum and he was provided with a company car or cash allowance in lieu thereof, private medical insurance (for himself and for his family), life assurance cover equal to four times his basic annual salary and income protection insurance. Pension contributions were made to a personal pension scheme of 15% of his gross basic annual salary up to the earnings cap (currently (pound)99,000) and an additional cash sum of 20% of his gross basic annual salary above the earnings cap was paid to him for his personal pension arrangements (these payments were subject to a personal contribution of 10% of his gross basic annual salary to a personal pension scheme).

On 25 November 2003 Charles Burdick had agreed to continue in his current position through the completion of the Financial Restructuring. In consideration for his agreement to continue on during this period an ad hoc committee of the Companys' bondholders through their counsel, expressed their support for the proposal that:

o upon his departure, and in lieu of any entitlements under his existing employment agreement in respect of termination of employment, Mr. Burdick would be entitled to receive a lump sum severance payment of (pound)500,000;

o he would be provided with medical benefits coverage for 12 months following termination of his employment (or cash in lieu thereof), subject to reduction to the extent he is provided with medical benefits by a subsequent employer during that period; and

o any bonus payable to him in respect of fiscal 2003 would be determined by the board of directors of the restructured company.

NON-EXECUTIVE DIRECTORS' TERMS OF APPOINTMENT
Cob Stenham has a letter of appointment for a fixed term of one year from 1 December 1999, continuing thereafter unless terminated by 12 months' notice by either party except in the event of a change of control when the notice period extends to 24 months. Cob Stenham has confirmed that his notice period would not increase where the change of control is part of a Group reorganisation. He has also confirmed that he would relinquish his right to the enhancement of his notice period in a transaction where it was thought that his independence was compromised by the existence of such right. Cob Stenham's fee for his services as a non-executive director is (pound)175,000 per annum. This fee reflects his role as the chairman of the board. He is provided with a company car and private medical insurance (for himself and for his family).

Denise Kingsmill has a letter of appointment dated 26 July 2001 for an initial period of three years subject to extension for a further three-year period. The appointment may be terminated at any time without giving rise to damages for loss of office or fees payable in respect of any unexpired portion of the term of appointment. Denise Kingsmill's fee for her services as a non-executive director is (pound)35,000 per annum.

Tony Rice has no letter of appointment. Tony Rice's fee for his services as a non-executive director is (pound)35,000 per annum.

Stanislas Yassukovich who resigned as a non-executive director on 18 November 2003, had a letter of appointment dated 29 April 1999. The appointment was for a 12 month period to run from the date of reappointment at each Annual General Meeting. The appointment was terminable at any time without giving rise to damages for loss of office or fees payable in respect of any unexpired portion of the term of appointment. Stanislas Yassukovich's fee for his services as a non-executive director was (pound)41,000 per annum. This fee reflected his role as the senior independent non-executive director on the board.

FORMER DIRECTORS AND COMPENSATION FOR LOSS OF OFFICE
Mark Luiz resigned as a director on 31 October 2003. In compensation for the early termination of his employment agreement described above, he was paid a sum equal to one year's basic annual salary plus benefits on leaving the Company. He is also permitted to exercise his outstanding share options in accordance with the scheme rules.

Subsequent to 31 December 2003, Charles Burdick resigned as a director on 18 February 2004. In compensation for the termination of his employment it has been agreed that he be paid salary, company pension contributions and car allowance until the earlier of the date of the completion of the Financial Restructuring and 31 December 2004. He will then receive the sum of (pound)500,000, and medical benefits until such time as he secures equivalent medical benefits from any new employer (subject to a maximum of 12 months cover). He will also be permitted to exercise his outstanding share options and awards in accordance with the scheme rules.

--------------------------------------------------------------------------------
Telewest Communications plc
Annual Report 2003
--------------------------------------------------------------------------------
DIRECTORS' REMUNERATION REPORT


Under the Regulations the following section of the Directors' Remuneration Report is subject to audit.

DIRECTORS' REMUNERATION
The aggregate remuneration for directors during the year was as follows:

                                                                                                      2003            2002
                                                                                           (POUND)MILLION   (pound)million
---------------------------------------------------------------------------------------------------------------------------
Fees to non-executive directors                                                                        0.3             0.3
Remuneration for executive directors:
    Basic salary, allowances and benefits                                                              1.4             1.7
    Performance-related bonuses                                                                        0.2             0.4
    Pension contributions                                                                              0.1             0.1
    Compensation for loss of office                                                                    0.4             1.4
---------------------------------------------------------------------------------------------------------------------------
Total in respect of year                                                                               2.4             3.9
---------------------------------------------------------------------------------------------------------------------------

                                                                                                   Total
                                                                                                 emoluments
                                                    Non-cash    Performance-     Compensation     excluding       Pension
                   Salaries/Fees    Allowances (1)   benefits   related bonuses   for loss of     pensions   contributions (2)
                                                                                    office
DIRECTORS'            2003  2002     2003   2002    2003    2002   2003   2002    2003    2002   2003   2002     2003    2002
COMPENSATION        (POUND)(pound)  (POUND)(pound) (POUND)(pound) (POUND)(pound) (POUND)(pound) (POUND)(pound)  (POUND)(pound)
                      000   000       000    000    000     000    000     000     000    000     000    000      000    000
------------------------------------------------------------------------------------------------------------------------------
EXECUTIVE
C J Burdick(res        500   400      95     73      2       3       -    160       -       -   597     636      20    15
18.02.04) (3)
S S Cook               370   350      85     78      5       6     133    140       -       -   593     574       -     -

M W Luiz (res          363   350       1      -     33      18     105    140     409       -   911     508      35    42
31.10.03)
A N Singer (res          -   350       -     12      -      10       -      -       -   1,422     -   1,794       -    35
31.7.02)
NON-EXECUTIVE
D P Kingsmill           35    35       -      -      -       -       -      -       -       -    35      35       -     -
W A Rice                35    35       -      -      -       -       -      -       -       -    35      35       -     -
A W P Stenham          175   175       -      -     18      21       -      -       -       -   193     196       -     -
S M Yassukovich         36    41       -      -      -       -       -      -       -       -    36      41       -     -
(res 18.11.03)
------------------------------------------------------------------------------------------------------------------------------
                     1,514 1,736     181    163     58      58     238    440     409   1,422 2,400   3,819      55    92
------------------------------------------------------------------------------------------------------------------------------

The following non-executive directors did not receive any remuneration from the Company during 2002 for their services: R R Bennett, M T C Curtis and G Hollis (all resigned 17.07.02); D Durkin, S Ullah and H P Vigil (all resigned 14.05.02).

NOTES

(1)Company car allowances paid to the directors in lieu of a company car and additional cash sums paid to the directors for their personal pension arrangements are included within the allowances figure shown above.

(2) The pension contributions for the directors were paid into their personal pension schemes. Allowances, benefits in kind and bonuses paid to directors are not pensionable. None of the directors are members of the Company's Money Purchase Occupational Pension Plan.

(3) The board of the restructured company has agreed that following completion of the Financial Restructuring it will, in its sole exclusive and absolute discretion, consider whether a bonus should be paid to Charles Burdick in respect of 2003.

(4) No amounts were paid to the directors in respect of their qualifying services by way of expense allowances that were chargeable to UK income tax.

--------------------------------------------------------------------------------
Telewest Communications plc
Annual Report 2003
--------------------------------------------------------------------------------
DIRECTORS' REMUNERATION REPORT

DIRECTORS' INTERESTS
Beneficial interests in ordinary shares of the Company at 31 December were as follows:

                                                        2003             2002
--------------------------------------------------------------------------------
C J Burdick                                           294,201          294,201
D P Kingsmill                                          30,983           30,983
W A Rice                                               27,120           27,120
A W P Stenham                                          40,000           40,000
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Telewest Communications plc
Annual Report 2003
--------------------------------------------------------------------------------
DIRECTORS' REMUNERATION REPORT


Options to acquire ordinary shares of the Company granted under the Executive Share Option Schemes and the Sharesave Schemes are shown below:

                         Number of                                    NUMBER OF                                   Exercise
                      shares under   Granted/                        SHARES UNDER                                price per
                      option at 31   (lapsed)       Date of          OPTION AT 31                                    share
                     December 2002    during    grant/lapse  Note   DECEMBER 2003        Exercise period           (pence)
                                        2003
--------------------------------------------------------------------------------------------------------------------------
S S Cook                   982,456         -             -     b         982,456       30/06/2003 - 29/06/2010      228.0
                           421,052         -             -     b         421,052       21/11/2003 - 20/11/2010      114.0
                           583,333         -             -     b         583,333       07/06/2004 - 06/06/2011      120.0
                           233,333         -             -     b         233,333       16/11/2004 - 15/11/2011       75.0
                            10,977         -             -     c          10,977       01/02/2004 - 31/07/2004       88.3
--------------------------------------------------------------------------------------------------------------------------
TOTALS                   2,231,151                                     2,231,151
--------------------------------------------------------------------------------------------------------------------------
A W P Stenham               10,977         -             -     c          10,977       01/02/2004 - 31/07/2004       88.3
--------------------------------------------------------------------------------------------------------------------------
TOTALS                      10,977                                        10,977
--------------------------------------------------------------------------------------------------------------------------
M W Luiz**                 169,223         -             -     a        169,223*       19/06/1998 - 31/10/2004       99.9
                         1,052,631         -             -     b       1,052,631       30/06/2003 - 31/10/2004      228.0
                           583,333         -             -     b         583,333       31/10/2003 - 06/12/2004      120.0
                           233,333         -             -     b         233,333       31/10/2003 - 15/05/2005       75.0
                            10,977         -             -     c          10,977       31/10/2003 - 30/04/2004       88.3
--------------------------------------------------------------------------------------------------------------------------
TOTALS                   2,049,497                                     2,049,497
--------------------------------------------------------------------------------------------------------------------------
C J Burdick***              27,486         -             -     a          27,486       13/03/2000 - 19/02/2005      109.1
                           800,542         -             -     b         800,542       13/03/2000 - 19/02/2005      108.7
                         1,192,982         -             -     b       1,192,982       30/06/2003 - 19/02/2005      228.0
                           583,333         -             -     b         583,333       19/02/2004 - 19/02/2005      120.0
                           233,333         -             -     b         233,333       19/02/2004 - 15/05/2005       75.0
--------------------------------------------------------------------------------------------------------------------------
TOTALS                   2,837,676                                     2,837,676
--------------------------------------------------------------------------------------------------------------------------

a. Approved Executive Share Options; b. Unapproved Executive Share Options; c. Sharesave.

* These options were granted under the 1992 Flextech Approved Employee Share Option Plan and were, following the acquisition of Flextech plc by the Company in April 2000, exchanged for replacement options over the Company's shares. These options continue to be governed by the rules of the Flextech plan, which is structurally similar to the Telewest 1995 (No. 1) Executive Share Option Scheme, however, as a result of the option exchange, there are no performance conditions attached to these options.

** Mark Luiz resigned as a director on 31 October 2003.

*** Charles Burdick resigned as a director on 18 February 2004.

Under the Executive Share Option Schemes options are normally only exercisable if the Company's Total Shareholder Return ("TSR") outperforms that of the FTSE 100 Index over any three year period between the dates of grant and exercise. A detailed description of the performance condition can be found on pages 16 and 17.

There are no performance conditions applied to options granted under the Sharesave Scheme.

--------------------------------------------------------------------------------
Telewest Communications plc
Annual Report 2003
--------------------------------------------------------------------------------
DIRECTORS' REMUNERATION REPORT


Other entitlements to ordinary shares of the Company:

Telewest Long Term Incentive Plan:


                                        NUMBER OF                                     Market     Market
                  Number of             SHARES AT                                   price at   price at
                  shares at    Lapsed          31                                      award    vesting
                31 December    during    DECEMBER                                       date       date     Performance
                      2002       2003        2003    Transfer dates    Date awarded   (pence)    (pence)         period
------------------------------------------------------------------------------------------------------------------------
C J Burdick*             9          -           9    From 01/11/2001    01/11/1997      73.0       46.2    01/01/1997 -
                                                                                                             31/12/1999
                                                                                                           01/01/1998 -
                    66,112          -      66,112    From 20/03/2002    20/03/1998      92.0       15.2      31/12/2000
------------------------------------------------------------------------------------------------------------------------
Totals              66,121          -      66,121
------------------------------------------------------------------------------------------------------------------------

* Charles Burdick resigned as a director on 18 February 2004.

The qualifying conditions which apply to the shares which are transferable at the end of the year are those generally that apply to the Long Term Incentive Plan ("LTIP").

The performance condition under the LTIP divides the award equally, with vesting of 50% dependent upon the Company's Total Shareholder Return ("TSR") meeting a performance condition relating to the TSR of the constituents of the FTSE 100 Index and 50% dependent upon the Company's performance against the TSR of a group of comparator companies from the Telecommunications and Media sectors, in each case over a three year period starting from the first day of the financial year in which the award is made. A detailed description of the performance condition can be found on page 17.

The Telewest Equity Participation Plan:


                  Number of    Matching                 NUMBER OF                                     Market     Market
                      bonus  allocation                 SHARES AT                                   price at   price at
                  shares at      at 31                         31                    Date              award    vesting
                31 December   December    Transferred    DECEMBER     Transfer    awarded               date       date
                      2002       2002     during 2003        2003       dates        date            (pence)     (pence)
------------------------------------------------------------------------------------------------------------------------
C J Burdick*         14,989     25,401            -       40,390         From      22/03/1999        244.0         14.5
                                                                   22/03/2002
------------------------------------------------------------------------------------------------------------------------
Totals               14,989     25,401            -       40,390
------------------------------------------------------------------------------------------------------------------------

* Charles Burdick resigned as a director on 18 February 2004.

There are no specific performance conditions relating to the transfer of this award however performance conditions did apply to the bonus payment on the basis of which the bonus shares were awarded.

The Telewest Restricted Share Scheme:

                                                       Number of                    NUMBER OF
                                                       shares at                    SHARES AT
                                                     31 December        Awarded   31 DECEMBER
                                                            2002     During 2003         2003            Transfer dates
------------------------------------------------------------------------------------------------------------------------
C J Burdick*                                             185,915            -         185,915           From 19/02/2004
------------------------------------------------------------------------------------------------------------------------
Totals                                                   185,915            -         185,915
------------------------------------------------------------------------------------------------------------------------

* Charles Burdick resigned as a director on 18 February 2004.

There are no performance conditions applying to the award of shares under the Restricted Share Scheme as the scheme is used for one-off grants for a specific purpose, further details of which can be found on page 17.

No options or awards under any of the above schemes were exercised or varied during the year and no consideration was paid for the grant of options.

The middle market price of a share in the Company on 31 December 2003, was 1.9 pence and the range during the year was 3.1 pence to 1.5 pence.

--------------------------------------------------------------------------------
Telewest Communications plc
Annual Report 2003
--------------------------------------------------------------------------------
DIRECTORS' REMUNERATION REPORT

Save as disclosed above, no right to subscribe for shares in the Company or its subsidiaries was granted to or exercised by a director, or any member of his immediate family during 2003.

None of the directors are or were interested in the Company's limited voting convertible ordinary share capital. Save as disclosed above, the directors had no interests in the issued share capital of the Company or its subsidiaries at the dates given above.

On 23 March 2004, the Telewest 1994 Employees' Share Ownership Plan Trust held 660,262 ordinary shares. Each of the executive directors is deemed to have a technical interest in all the ordinary shares held by the trustees.

Save as noted above, the interests of the directors set out herein have not changed between the end of the financial year and the date of this report.

The Directors' Remuneration Report was approved by the board of directors on 23 March 2004 and signed on its behalf by:


A W P STENHAM

STATEMENT OF DIRECTORS' RESPONSIBILITIES

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss for that period. In preparing the financial statements, the directors are required to: select suitable accounting policies and apply them consistently; make judgements and estimates that are reasonable and prudent; state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements, and prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and which enable them to ensure that the financial statements comply with the Companies Act 1985. The directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company and the Group and to prevent and detect fraud and other irregularities.

The directors having prepared the financial statements note that the auditors are required by the act to take whatever steps, and undertake whatever inspections they consider to be appropriate for the purpose of enabling them to give their auditor's report.

INDEPENDENT AUDITOR'S REPORT
TO THE MEMBERS OF TELEWEST COMMUNICATIONS PLC

We have audited the financial statements on pages 25 to 56. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS
The directors are responsible for preparing the Annual Report and the Directors' Remuneration Report. As described on page 23, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Report of the Directors is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the statement on pages 11 to 14 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the Corporate Governance statement and the unaudited part of the Directors' Remuneration Report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

BASIS OF AUDIT OPINION
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

FUNDAMENTAL UNCERTAINTY - GOING CONCERN
In forming our opinion we have considered the adequacy of the disclosures made in note 1 to the financial statements concerning the fundamental uncertainty as to the ability of the Company and Group to continue to meet their debts as they fall due. This depends upon the successful conclusion of the Financial Restructuring which is referred to in note 1.

In view of the significance of this uncertainty, we consider that it should be brought to your attention but our opinion is not qualified in this respect.

OPINION
In our opinion:

o the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2003 and of the loss of the Group for the year then ended; and

o the financial statements and the part of the Directors' Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 1985.


KPMG AUDIT PLC
Chartered Accountants
Registered Auditor
London
12 March 2004

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
CONSOLIDATED PROFIT AND LOSS ACCOUNT
for the year ended 31 December 2003

                                                                              2003             2003         2003              2002
                                                                                                                       as restated
                                                                             BEFORE                                        (Note 1)
                                                                        EXCEPTIONAL     EXCEPTIONAL
                                                                              ITEMS           ITEMS          TOTAL           Total
                                                             Notes   (POUND)MILLION  (POUND)MILLION (POUND)MILLION  (pound)million
-----------------------------------------------------------------------------------------------------------------------------------
  TURNOVER
   Continuing operations                                         2            1,292               -          1,292           1,267
   Share of joint ventures' turnover                             2               69               -             69              64
-----------------------------------------------------------------------------------------------------------------------------------
   TOTAL TURNOVER - CONTINUING OPERATIONS                                     1,361               -          1,361           1,331
   Less: share of joint ventures' turnover                                      (69)              -            (69)            (64)
-----------------------------------------------------------------------------------------------------------------------------------
   GROUP TURNOVER                                                             1,292               -          1,292           1,267
   TOTAL OPERATING EXPENSES                                      3           (1,354)            (25)        (1,379)         (3,119)
-----------------------------------------------------------------------------------------------------------------------------------
   GROUP OPERATING LOSS - CONTINUING OPERATIONS                                 (62)            (25)           (87)         (1,852)
   Share of operating profits of joint ventures                 14               16               -             16              10
   Share of operating losses of associated undertakings         14               (2)              -             (2)             (1)
-----------------------------------------------------------------------------------------------------------------------------------
   TOTAL OPERATING LOSS: GROUP AND SHARE OF JOINT VENTURES                      (48)            (25)           (73)         (1,843)
     AND ASSOCIATED UNDERTAKINGS
   Profit on disposal of fixed assets                                             8               -              8               -
   Profit on disposal of investments                             7                1               -              1              36
Interest receivable and similar income                           8              292               -            292             309
Amounts written off investments                                 14               (1)              -             (1)           (117)
Interest payable and similar charges                             9             (481)            (22)          (503)           (616)
-----------------------------------------------------------------------------------------------------------------------------------
   LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION                                 (229)            (47)          (276)         (2,231)
   Tax on loss on ordinary activities                           10                4               -              4              (1)
-----------------------------------------------------------------------------------------------------------------------------------
   LOSS ON ORDINARY ACTIVITIES AFTER TAXATION                                  (225)            (47)          (272)         (2,232)
   Minority interests                                           21                -               -              -               1
-----------------------------------------------------------------------------------------------------------------------------------
   LOSS FOR THE FINANCIAL YEAR                                                 (225)            (47)          (272)         (2,231)
-----------------------------------------------------------------------------------------------------------------------------------
   BASIC AND DILUTED LOSS PER ORDINARY SHARE (PENCE)            11             (7.9)           (1.6)          (9.5)          (77.7)
-----------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET
as at 31 December 2003


US GAAP
CONSOLIDATED BALANCE SHEET (years ended December 31)

                                                                             2003        2003       2002        2002
                                                                                              as restated as restated
                                                                Notes                            (Note 1)    (Note 1)
                                                                          (POUND)      (POUND)   (pound)      (pound)
                                                                         MILLION      MILLION    million      million
----------------------------------------------------------------------------------------------------------------------
FIXED ASSETS
Intangible assets                                                  12                     148                     157
Tangible assets                                                    13                   3,139                   3,398
Investments in joint ventures:
   Share of gross assets                                                       50                      45
   Goodwill                                                                   227                     241
   Share of gross liabilities                                                (146)                   (146)
                                                                             -----                   -----
                                                                              131                     140
   Loans to joint ventures                                                    197                     208
                                                                             -----                   -----
                                                                   14         328                     348
Investments in associated undertakings and participating
   interests                                                       14           2                       8
                                                                                --                      --
Total investments                                                                         330                     356
----------------------------------------------------------------------------------------------------------------------
                                                                                        3,617                   3,911
CURRENT ASSETS
Stocks                                                             15                      27                      28
Debtors                                                            16                     167                     210
Secured cash deposits restricted for more than one year                                    13                      12
Cash at bank and in hand                                           26                     427                     390
----------------------------------------------------------------------------------------------------------------------
                                                                                          634                     640
Creditors: amounts falling due within one year (includes
    convertible debt of(pound)627 million
     and(pound)907 million in 2003                                 17
    and 2002 respectively)                                                             (6,252)                 (6,203)
----------------------------------------------------------------------------------------------------------------------
NET CURRENT LIABILITIES                                                                (5,618)                 (5,563)
----------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS LESS CURRENT LIABILITIES                                                  (2,001)                 (1,652)
Creditors: amounts falling due after more
    than one year                                                  17                     (75)                   (152)
Minority interests                                                 21                       1                       1
----------------------------------------------------------------------------------------------------------------------
NET LIABILITIES                                                                        (2,075)                 (1,803)
----------------------------------------------------------------------------------------------------------------------
CAPITAL AND RESERVES
Called up share capital                                            22                     295                     295
Share premium account                                              23                   1,254                   1,254
Merger reserve                                                     23                     534                     534
Other reserves                                                     23                     272                     272
Profit and loss account                                            23                  (4,430)                 (4,158)
----------------------------------------------------------------------------------------------------------------------
EQUITY SHAREHOLDERS' DEFICIT                                                           (2,075)                 (1,803)
----------------------------------------------------------------------------------------------------------------------

The financial statements were approved by the board of directors on 12 March 2004 and signed on its behalf by:



S S COOK                                                         A W P  STENHAM
Director                                                         Director

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
COMPANY BALANCE SHEET
as at 31 December 2003


                                                                                                   2003          2002
                                                                                                          as restated
                                                                                                              (Note 1)
                                                                                                (POUND)        (pound)
                                                                                     Notes      MILLION       million
----------------------------------------------------------------------------------------------------------------------
FIXED ASSETS
Investments                                                                             14         1,851        1,857
CURRENT ASSETS
Debtors                                                                                 16         2,102        3,455
Cash at bank and in hand                                                                              83           97
----------------------------------------------------------------------------------------------------------------------
                                                                                                   2,185        3,552
Creditors: amounts falling due within one year (includes convertible debt of(pound)321 million and(pound)587 million in 2003 and 2002
    respectively)                                                                       17       (9,186)       (9,118)
----------------------------------------------------------------------------------------------------------------------
NET CURRENT LIABILITIES                                                                          (7,001)       (5,566)
----------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS LESS CURRENT LIABILITIES                                                            (5,150)       (3,709)
----------------------------------------------------------------------------------------------------------------------
CAPITAL AND RESERVES
Called up share capital                                                                 22           295          295
Share premium account                                                                   23         1,254        1,254
Other reserves                                                                          23         1,252        1,252
Profit and loss account                                                                 23        (7,951)      (6,510)
----------------------------------------------------------------------------------------------------------------------
EQUITY SHAREHOLDERS' DEFICIT                                                                      (5,150)      (3,709)
----------------------------------------------------------------------------------------------------------------------


The financial statements were approved by the board of directors on 8 April 2004 and signed on its behalf by:




S S COOK                                                    A W P STENHAM
Director                                                    Director

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2003

                                                                                                    2003        2002
                                                                                     Notes        (POUND)     (pound)
                                                                                                 MILLION      million
----------------------------------------------------------------------------------------------------------------------
NET CASH INFLOW FROM OPERATING ACTIVITIES                                               25           447          391
----------------------------------------------------------------------------------------------------------------------
DIVIDENDS RECEIVED FROM ASSOCIATED UNDERTAKINGS                                                        -            1
----------------------------------------------------------------------------------------------------------------------
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received                                                                                     13            7
Interest received from joint ventures                                                   14            14           12
Interest paid                                                                                       (150)        (287)
Dividend paid to minority interests in subsidiary undertaking                                          -           (1)
Interest element of finance lease payments                                                           (18)         (18)
----------------------------------------------------------------------------------------------------------------------
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE                               (141)        (287)
----------------------------------------------------------------------------------------------------------------------
TAXATION
Consortium relief received in respect of UKTV                                                          3            -
----------------------------------------------------------------------------------------------------------------------
NET CASH INFLOW FROM TAXATION                                                                          3            -
----------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURE
Purchase of tangible fixed assets                                                                   (228)        (448)
Sale of tangible fixed assets                                                                          -            1
----------------------------------------------------------------------------------------------------------------------
NET CASH OUTFLOW FOR CAPITAL EXPENDITURE                                                            (228)        (447)
----------------------------------------------------------------------------------------------------------------------
ACQUISITIONS AND DISPOSALS
Disposal of subsidiary undertakings                                                                    -           14
Disposal of associated undertakings                                                                   10           59
Investments in subsidiary undertakings                                                                (1)          (2)
----------------------------------------------------------------------------------------------------------------------
NET CASH INFLOW FROM ACQUISITIONS AND DISPOSALS                                                        9           71
----------------------------------------------------------------------------------------------------------------------
NET CASH INFLOW/(OUTFLOW) BEFORE USE OF LIQUID RESOURCES AND FINANCING                                90         (271)
----------------------------------------------------------------------------------------------------------------------
MANAGEMENT OF LIQUID RESOURCES
Net increase in fixed and secured deposits                                                           (40)        (229)
----------------------------------------------------------------------------------------------------------------------
FINANCING
Net proceeds from borrowings under new credit facilities                                               -          640
Repayments of loans made to joint ventures (net)                                        14             7            9
Repayment of other borrowings                                                                         (1)          (2)
Repayment of SMG equity swap                                                                           -          (33)
Net proceeds from maturity of forward contracts                                                        -           76
Capital element of finance lease payments                                                            (58)         (51)
----------------------------------------------------------------------------------------------------------------------
NET CASH (OUTFLOW)/INFLOW FROM FINANCING                                                             (52)         639
----------------------------------------------------------------------------------------------------------------------
(DECREASE)/INCREASE IN CASH IN THE YEAR                                                 26            (2)         139
----------------------------------------------------------------------------------------------------------------------

Included in net cash inflow for operating activities were payments of (pound)24 million (2002: (pound)21 million) exceptional legal and professional costs incurred relating to the Financial Restructuring of the Group's balance sheet.

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' (DEFICIT)/FUNDS for the year ended 31 December 2003

                                                                               GROUP    COMPANY        Group        Company
                                                                                2003       2003         2002           2002
                                                                                                 as restated    as restated
                                                                             (POUND)    (POUND)       (POUND)        (POUND)
                                                                    Notes    MILLION    MILLION      million        million
----------------------------------------------------------------------------------------------------------------------------
OPENING EQUITY SHAREHOLDERS' (DEFICIT)/FUNDS                                  (1,803)    (3,709)         427          3,811
   (ORIGINALLY ((POUND)1,790) MILLION - GROUP
    AND (POUND)1,777 MILLION - COMPANY
   BEFORE DEDUCTING PRIOR YEAR ADJUSTMENT OF
   (POUND)13 MILLION - GROUP AND (POUND)5,486 MILLION - COMPANY)


Loss for the financial year                                            23       (272)    (1,441)      (2,231)        (7,521)
Accrued share based compensation credit                                            -          -            1              1
----------------------------------------------------------------------------------------------------------------------------
CLOSING EQUITY SHAREHOLDERS' (DEFICIT)/FUNDS                                  (2,075)    (5,150)      (1,803)        (3,709)
----------------------------------------------------------------------------------------------------------------------------


STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES for the year ended 31 December 2003

                                                                               GROUP    COMPANY          Group       Company
                                                                                2003       2003           2002          2002
                                                                    Notes                          as restated   as restated
                                                                              (POUND)    (POUND)        (pound)       (pound)
                                                                              MILLION    MILLION       million       million
------------------------------------------------------------------------------------------------------------------------------
LOSS FOR THE FINANCIAL YEAR                                            23        (272)    (1,441)       (2,231)      (7,521)
------------------------------------------------------------------------------------------------------------------------------
TOTAL RECOGNISED GAINS AND LOSSES RELATING TO THE FINANCIAL YEAR                 (272)    (1,441)       (2,231)      (7,521)
------------------------------------------------------------------------------------------------------------------------------
Prior year adjustment (see note 1)                                     23         (13)    (5,486)
------------------------------------------------------------------------------------------------------------------------------
TOTAL GAINS AND LOSSES RECOGNISED SINCE LAST ANNUAL REPORT                       (285)    (6,927)
------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS
for the year ended 31 December 2003


1 ACCOUNTING POLICIES
The principal accounting policies, which have been applied consistently throughout the year in the preparation of the financial statements, are as follows:

BASIS OF PREPARATION
The financial statements have been prepared in accordance with applicable accounting standards and under the historical cost accounting rules.

The financial statements are prepared on a going concern basis, which the directors believe to be appropriate for the following reasons.

Following the directors' decision on 30 September 2002 not to pay the interest on certain of the Group's bonds and other hedging instruments, the Group is now in default of all of its bonds and its Senior Secured Facility.

These liabilities are now due for repayment in full and the Group is negotiating with its bondholder creditors (the "Scheme Creditors") and bank facility creditors ("Senior Lenders") to effect a reorganisation of the Group's debt. This will involve, inter alia, the conversion of bond debt to equity and the renegotiation of existing bank facilities. The directors believe the amended facilities will provide the Group with sufficient liquidity to meet the Group's funding needs after completion of the Financial Restructuring.

The directors are of the opinion that the status of negotiations of the Financial Restructuring (see below) will lead to a successful outcome and that this is sufficient grounds for issuing the annual accounts under the assumption of going concern.

The effect on the financial statements as presented, of the going concern basis of preparation being inappropriate, is principally that the book value of tangible fixed assets and investments would be restated from their present value in use to a net realisable value. Whilst the directors believe that those net realisable values would be lower than the current value in use, there is insufficient information available for the directors to quantify the difference.

The directors believe it is still appropriate to continue to prepare the accounts for the Company on the going concern basis because although liquidation plans are in place, such plans are conditional upon the successful completion of the Financial Restructuring.

FINANCIAL RESTRUCTURING
On 30 September 2002, we announced that we had reached a non-binding preliminary agreement relating to a restructuring of our balance sheet with an ad hoc committee of our bondholders (the "Bondholder Committee"). That agreement provided for the cancellation of all outstanding notes and debentures (the "Notes") (approximately (pound)3.5 billion) and certain other unsecured foreign exchange hedge contracts (the "Hedge Contracts") (approximately (pound)33 million) in exchange for new ordinary shares (the "New Shares") representing 97% of our issued share capital immediately after the Financial Restructuring. Under that agreement our current ordinary shareholders would have received the remaining 3% of our issued ordinary share capital.

We also announced on 30 September 2002, that we were deferring payment of interest under certain of our Notes and the amounts due on the settlement of the Hedge Contracts. Such non-payment continues and has resulted in defaults under our existing Senior Secured Facility and our bonds. Based on one such default, in respect of non-payment of approximately (pound)10.5 million to a Hedge Contract counter-party, that counter-party has filed a petition with a UK Court to wind us up. We intend to deal with this claim as part of the overall restructuring of our unsecured debt obligations and do not believe that the legal action will significantly delay or impede the Financial Restructuring process. We expect to meet our obligations to our suppliers and trade creditors and this legal action is expected to have no impact on customer service.

On 15 January 2003, we announced that we had reached a non-binding agreement with respect to the terms of amended and restated credit facilities with both the steering committee of our Senior Lenders and the Bondholder Committee. In addition, the terms of these facilities had received credit committee approval, subject to documentation and certain other issues, from all of our Senior Lenders, save for those banks which are also creditors by virtue of the unsecured Hedge Contracts with which we will deal in the overall Financial Restructuring. These amended facilities will replace the existing Senior Secured Facility and are, as noted above, conditional on various matters, including the satisfactory finalisation of arrangements for dealing with foreign exchange creditors and the completion of our balance sheet restructuring. These amended credit facilities will provide us with substantial liquidity, which is expected to be sufficient to see us through to cash flow positive after completion of the Financial Restructuring.

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS
for the year ended 31 December 2003

1 ACCOUNTING POLICIES (CONTINUED)
FINANCIAL RESTRUCTURING (CONTINUED)
On 14 March 2003, we notified the Senior Lenders that, as a result of two non-recurring items, an adverse VAT decision and legal and professional costs associated with the Financial Restructuring, and their impact on our net operating cash flow, the Group would breach certain financial covenants under our existing Senior Secured Facility in respect of the quarter ended 31 December 2002. On 16 May 2003 the Group further notified the Senior Lenders that it was in breach of financial covenants for the three-month period ended 31 March 2003 (two covenants breached) due to continuing fees paid in connection with the Financial Restructuring and the tightening of covenants.

On 9 June 2003, we announced that we had been notified by the Bondholder Committee that, in order to obtain the support of certain of our bondholders, the Bondholder Committee had requested certain changes to the economic and other terms of the non-binding preliminary agreement relating to our Financial Restructuring with the Bondholder Committee, as announced on 30 September 2002.

On 17 June 2003, representatives of the Bondholder Committee provided us with a new proposal for the terms of the Financial Restructuring.

On 28 July 2003, we announced that we expected the final terms of the Financial Restructuring to provide that ordinary shareholders will receive 1.5% of the issued share capital immediately following the Financial Restructuring.

On 26 November 2003, the Company commenced the formal implementation of the Financial Restructuring by causing Telewest Global, Inc., a Delaware incorporated subsidiary that is expected to become the holding company of the Telewest Group post-restructuring, to file a registration statement with the US Securities and Exchange Commission (the "SEC").

On 20 January 2004, the Company announced that it had caused Telewest Global, Inc. to file an amended registration statement with the SEC that incorporated responses to comments received from the SEC as part of its normal review process.

In order for the Financial Restructuring to be effective, the Scheme Creditors need to approve the plans by the relevant statutory majority. In addition, the Group's shareholders need to approve the proposed share capital reorganisation.


PRIOR YEAR ADJUSTMENT
Subsequent to the issuance of our consolidated financial statements as of and for the year ended 31 December 2002, the Group determined the need to adjust the classification of debt previously reflected as non-current in the consolidated balance sheet at 31 December 2002 and write off deferred financing costs as at 31 December 2002 relating to the restated debt. The adjustment of debt reclassifies (pound)1,780 million from "Creditors: amounts falling due after more than one year" to "Creditors: amounts falling due withIN one year". The write off of deferred financing costs increases "Creditors: amounts falling due within one year" and increases interest payable and similar charges and loss for the financial year as at and for the year ended 31 December 2002 by (pound)11 million.

These adjustments have been made because the Company recently determined that the effect of non-payment of a Hedge Contract of (pound)10.5 million in 2002 triggered a default on an additional (pound)1,791 million of bond debt as at 31 December 2002.

The Group also determined the need to accrue additional interest of (pound)2 million relating to additional interest for bonds in defaulT as at 31 December 2002. This adjustment increases interest payable and similar charges, loss for the financial year and "Creditors: amounts falling due within one year" by (pound)2 million as at and for the year ended 31 December 2002.

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS
for the year ended 31 December 2003


1 ACCOUNTING POLICIES (CONTINUED)
BASIS OF CONSOLIDATION
The Group financial statements consolidate the financial statements of the Company and its subsidiary undertakings and include the Group's share of associated undertakings on an equity accounted basis and joint ventures on a gross equity accounted basis. The results of subsidiary undertakings acquired or disposed of during the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

An associate is an undertaking in which the Group has a long-term interest usually from 20% to 50% of the equity voting rights, and over which it exercises significant influence. The Group's share of the profits less losses of associates is included in the consolidated profit and loss account and its interest in their net assets is included in investments in the consolidated balance sheet.

A joint venture is an undertaking in which the Group has a long-term interest and over which it exercises joint control. The Group's share of the profits and losses of joint ventures is included in the consolidated profit and loss account and its interest in their net assets is included in the consolidated balance sheet.

The Company has taken advantage of Section 230 of the Companies Act 1985 and has not presented a profit and loss account. The loss of the Company for the financial year is disclosed in note 23 to these financial statements.

INVESTMENTS
Investments in subsidiary and associated undertakings and joint ventures are stated in the Company balance sheet at cost less provision for impairment in value.

GOODWILL
Purchased goodwill on the acquisition of subsidiary and associated undertakings and joint ventures represents the excess of the fair value of the consideration and associated acquisition costs given over the fair value of the identifiable net assets acquired.

Purchased goodwill arising on consolidation in respect of acquisitions before 1 January 1998, when FRS 10 Goodwill and Intangible Assets was adopted, was written off to reserves in the year of acquisition. Upon subsequent disposal, any related goodwill previously written off to reserves is written back to the profit and loss account as part of the profit or loss on disposal.

Purchased goodwill arising on consolidation in respect of acquisitions since 1 January 1998 is capitalised. Positive goodwill is amortised to nil by equal annual instalments over its estimated useful life. The useful economic life is assessed for each acquisition after having regard to the future economic benefits expected to be generated by the acquisition and any legal or other restrictions that may exist. Goodwill on acquisitions since 1 January 1998 is being amortised over a 20-year period. On the subsequent disposal or termination of a business acquired since 1 January 1998, the profit or loss on disposal or termination is calculated after charging the unamortised amount of any related goodwill. Any impairment charge on subsidiary undertakings is included within operating loss and any impairment charge on joint ventures and associated undertakings is included within amounts written off investments.

CASH AND LIQUID RESOURCES
Cash, for the purposes of the cash flow statement, comprises cash in hand and deposits repayable on demand less overdrafts payable on demand.

Liquid resources are current asset investments which are disposable without curtailing or disrupting the business and are either readily convertible into known amounts of cash at or close to their carrying values or traded in an active market. At 31 December 2003, the Group's liquid resources comprised short-term money market deposits.

CAPITALISATION OF OVERHEADS AND STAFF COSTS
The Group capitalises that proportion of overheads and staff costs which are directly attributable to the construction and development of the cable network and related infrastructure.

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS
for the year ended 31 December 2003

1 ACCOUNTING POLICIES (CONTINUED)
DEPRECIATION
Depreciation is provided to write off the cost, less estimated residual value, of tangible fixed assets by equal instalments over their estimated useful economic lives as follows:


Freehold and long leasehold buildings           50 years         Subscriber electronics                   5 years
Cable and ducting                               20 years         Headend, studio and playback facilities  5 years

ELECTRONIC EQUIPMENT                                             OTHER EQUIPMENT
System electronics                               8 years         Office furniture and fittings            5 years
Switching equipment                              8 years         Motor vehicles                           4 years



FOREIGN CURRENCIES
Transactions in foreign currencies are recorded using the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies, to the extent that they are not hedged by financial instruments, are translated using the rate of exchange ruling at the balance sheet date and the gains or losses on translation are included in the profit and loss account.

LEASES
Where the Group enters into a lease which entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a finance lease. The asset is recorded in the balance sheet as a tangible fixed asset and is depreciated over its estimated useful life or the term of the lease, whichever is shorter. Future instalments under such leases, net of finance charges, are included within creditors. Rentals payable are apportioned between the finance element, which is charged to the profit and loss account, and the capital element which reduces the outstanding obligation for future instalments. Costs in respect of operating leases are charged to the profit and loss account on a straight-line basis over the life of the lease.

TURNOVER
Revenues are recognised as network communication services are provided. Connection and activation fees relating to cable television, telephony and internet customers are recognised in the period of connection to the extent that such fees are less than direct selling costs. All other up-front fees are deferred and recognised over the estimated average period that the customers are contracted to remain connected to the system.

Occasionally, the Group sells capacity on its network to other telecommunications providers. Sales of capacity are accounted for as finance leases, operating leases, or service agreements depending on the terms of the transaction. Revenue for sales of capacity, which meet the criteria of a finance lease, is recognised as revenue using the percentage-of-completion method. If the requirements of finance lease accounting are not met, revenues are recognised over the term of the agreement.

Programming revenues are recognised based on subscriber numbers for the period. Revenues on transactional and interactive sales are recognised when the services are delivered. Advertising sales revenue is recognised at estimated realisable values when the advertising is aired.

RECOGNITION OF CONTRACT COSTS
Certain of the sales of network capacity referred to above involve the Group constructing new capacity. Where the Group retains some of this new capacity, either for subsequent re-sale or for use within the business, then an element of the construction costs is retained within stocks or fixed assets, respectively. The allocation of construction costs between costs expensed to the profit and loss account and costs capitalised within stocks or fixed assets is based upon the ratio of capacity sold and retained.

PENSION COSTS
The Group operates a defined contribution pension scheme or contributes to third-party schemes on behalf of the employees.

The amount charged against the profit and loss account represents the contributions payable to the selected schemes in respect of the accounting period.

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS
for the year ended 31 December 2003


1 ACCOUNTING POLICIES (CONTINUED)
STOCKS
Programming inventory
Programme rights are stated at cost less accumulated amortisation. Provisions are made for any programme rights which are surplus to Group requirements or which will not be shown for any other reason.

Contractual obligations for programme rights not yet available for transmission are not included in the cost of programming rights, but are disclosed as contractual commitments (see note 24). Payments made upon receipt of commissioned and acquired programming, but in advance of the legal right to broadcast the programmes, are treated as prepayments.

Acquired and commissioned programme rights are recorded in stock at cost when the programmes are available for transmission. Amortisation is provided to write-off the cost of acquired and commissioned programme rights as follows:

Licence fees - on a transmission basis
Distribution rights - matched to period sales as a proportion of anticipated sales

Equipment for re-sale
Equipment held for re-sale is valued at lower of cost and net realisable value

DEFERRED TAXATION
Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in future or a right to pay less tax in future have occurred at the balance sheet date, except as otherwise required by FRS 19 Deferred Tax. Timing differences are differences between the Group's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

LOSS PER SHARE
In accordance with FRS 14 Earnings per share the Group presents its basic loss per share for the current and preceding years. The basis of calculation is given in note 11 to the financial statements.

RESTRICTED SHARE SCHEME /LONG TERM INCENTIVE PLAN /EQUITY PARTICIPATION PLAN The value of awards over ordinary shares granted to eligible employees under these schemes is charged to the profit and loss account based on the fair value of the shares at the date of grant and to the extent that the awards have been earned by employees in the current period.

FINANCIAL INSTRUMENTS
Interest rate swap agreements, which are used to manage interest rate risk on the Group's borrowings, are accounted for using the accruals method. Net income or expense resulting from the differential between exchanging floating and fixed rate interest payments is recorded on an accruals basis. To the extent that the interest rate swap agreements are delayed starting, net income or expense is not recognised until the effective date of the agreement.

Where hedged transactions are not likely to occur or the derivative financial instruments cease to be regarded as hedges, then the derivatives are recorded on the balance sheet at their fair market values with changes in the market values recorded in the profit and loss account.

FINANCE COSTS
Costs incurred in arranging debt facilities are deducted from the amount raised and amortised over the life of the debt on a constant-yield basis. Where the period and utilisation of the debt facility are uncertain, the amortisation rate is determined by reference to the Group's estimated future financing requirements. Costs incurred in raising equity finance are deducted from the premium arising on the issue of shares.

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS
for the year ended 31 December 2003

2 SEGMENTAL INFORMATION
The Group has two classes of business, being cable and content. Cable Segment turnover is attributable principally to the provision of cable television, telephony and internet services to the consumer and business markets in the United Kingdom, which the directors consider to be the same class of business and, accordingly, no further analysis of operating loss or net assets within the Cable Segment is shown. Content Segment turnover is attributable principally to the supply of entertainment content, interactive and transactional services to the UK pay-TV broadcasting market.

Turnover by business segment was:

                                                                   2003            2003             2003         2002
                                                                                  INTER-
                                                               EXISTING       DIVISIONAL
                                                             OPERATIONS         TURNOVER           TOTAL         Total
                                                                 (POUND)          (POUND)         (POUND)       (pound)
                                                                MILLION          MILLION         MILLION       million
----------------------------------------------------------------------------------------------------------------------
CONSUMER SALES DIVISION
    Cable television                                                317                -             317          336
    Telephony                                                       470                -             470          495
    Internet and other                                              120                -             120           63
----------------------------------------------------------------------------------------------------------------------
                                                                    907                -             907          894
BUSINESS SALES DIVISION                                             273                -             273          267
----------------------------------------------------------------------------------------------------------------------
TOTAL CABLE SEGMENT                                               1,180                -           1,180        1,161
----------------------------------------------------------------------------------------------------------------------
CONTENT SEGMENT
Programming, transactional
  and interactive revenues                                          122              (10)            112          106
Share of joint ventures' turnover                                    69                -              69           64
----------------------------------------------------------------------------------------------------------------------
TOTAL CONTENT SEGMENT                                               191              (10)            181          170
----------------------------------------------------------------------------------------------------------------------
TOTAL TURNOVER                                                    1,371              (10)          1,361        1,331
Less: share of joint ventures' turnover                             (69)               -             (69)         (64)
----------------------------------------------------------------------------------------------------------------------
GROUP TURNOVER                                                    1,302              (10)          1,292        1,267
----------------------------------------------------------------------------------------------------------------------

Internet and other revenue comprises internet sales and in 2002 sales of cable publications.

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS
for the year ended 31 December 2003


2 SEGMENTAL INFORMATION (CONTINUED)


                                  2003         2003         2003       2003       2002       2002       2002         2002

                                                          INTER-                                                 Total as
                                 CABLE      CONTENT   DIVISIONAL      TOTAL      Cable    Content    Inter -     restated
                                                                                                   Divisional
                               MILLION      MILLION      MILLION    MILLION    million    million     million     million
                               (POUND)       (POUND)      (POUND)    (POUND)    (pound)   (pound)     (pound)      (pound)
--------------------------------------------------------------------------------------------------------------------------
SEGMENTAL ANALYSIS OF
OPERATING RESULTS
Group turnover                  1,180          122           (10)     1,292      1,161        121         (15)      1,267
Depreciation and
amortisation                     (461)         (33)            -       (494)      (548)       (61)          -        (609)
Impairment of goodwill and
intangible assets                   -            -             -          -     (1,197)      (376)          -      (1,573)
Other operating expenses         (787)        (108)           10       (885)      (838)      (114)         15        (937)
--------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSES       (1,248)        (141)           10     (1,379)    (2,583)      (551)         15      (3,119)
--------------------------------------------------------------------------------------------------------------------------
GROUP OPERATING LOSS              (68)         (19)           -         (87)    (1,422)      (430)         -       (1,852)
Share of operating
profits/(losses) of joint
ventures and associated
undertakings                        -           14            -          14         (1)        10          -            9
--------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING LOSS              (68)          (5)           -         (73)    (1,423)      (420)         -       (1,843)
--------------------------------------------------------------------------------------------------------------------------
Profit on disposal of                                                     1                                            36
investments
Profit on disposal of
fixed assets                                                              8                                             -
Amounts written off
investments                                                              (1)                                         (117)
Net exchange gains on
foreign currency
translation                                                             268                                           216
Net interest payable                                                   (479)                                         (523)
--------------------------------------------------------------------------------------------------------------------------
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION                            (276)                                       (2,231)
--------------------------------------------------------------------------------------------------------------------------

                                                                                                        2003         2002
                                                                                                              as restated

                                                                                                     (POUND)       (pound)
                                                                                                    MILLION       million
--------------------------------------------------------------------------------------------------------------------------
NET (LIABILITIES)/ASSETS
Cable Segment                                                                                          3,184        3,356
Content Segment (includes(pound)330 million (2002:(pound)352 million) of
    joint ventures and associated undertakings)                                                          542          644
Other investments                                                                                          -            4
Debt (including finance lease obligations)                                                           (5,802)      (5,808)

Minority interests                                                                                         1            1
--------------------------------------------------------------------------------------------------------------------------

TOTAL NET LIABILITIES                                                                                (2,075)      (1,803)
--------------------------------------------------------------------------------------------------------------------------
All activities originate and are delivered to customers in the United Kingdom.


--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS
for the year ended 31 December 2003



3 OPERATING EXPENSES

                                    2003                2003           2003         2002              2002         2002
                                EXISTING    INTER-DIVISIONAL                    Existing    Inter-divisional
                              OPERATIONS             CHARGES          TOTAL   operations             charges       Total
                                 MILLION             MILLION        MILLION      MILLION             million     million
                                  (POUND)             (POUND)        (POUND)      (POUND)            (pound)      (pound)
-------------------------------------------------------------------------------------------------------------------------
COST OF SALES
Cable programming
    expenses                         134                 (9)            125          141                (13)         128
Cable telephony
    expenses                         193                  -             193          218                  -          218
Content Segment expenses              81                  -              81           70                  -           70
-------------------------------------------------------------------------------------------------------------------------
Prime cost of sales (cost of
    sales before depreciation)       408                 (9)            399          429                (13)         416
Depreciation and impairment
    of tangible fixed assets         471                  -             471          577                  -          577
-------------------------------------------------------------------------------------------------------------------------
                                     879                 (9)            870        1,006                (13)         993
-------------------------------------------------------------------------------------------------------------------------
ADMINISTRATION EXPENSES
Selling general and
    administrative expenses          487                 (1)            486          523                 (2)         521
Amortisation and impairment
    of goodwill an d intangible
    assets                            23                  -              23        1,605                  -        1,605
-------------------------------------------------------------------------------------------------------------------------
                                     510                 (1)            509        2,128                 (2)       2,126
-------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSES           1,389                (10)          1,379        3,134                (15)       3,119
-------------------------------------------------------------------------------------------------------------------------

Operating expenses include (pound)25 million (2002: (pound)22 million) exceptional legal and professional costs incurred during the year RELATING to the Financial Restructuring of the Group's balance sheet.

In 2002, the Group carried out an impairment review of goodwill arising on acquisitions of subsidiary undertakings, joint ventures and associated undertakings and of its network assets. The impairment review was carried out in accordance with FRS 11 Impairment of Fixed Assets and Goodwill, to ensure that the carrying value of our separately identifiable assets in both Cable and Content Segments were stated at no more than their recoverable amount, being the higher of net realisable value and value in use. The review concluded that the deterioration in cash flows as a result of the tighter capital markets in which the Group operates and a subsequent focus on profitability indicated an impairment in carrying values had occurred. The impairment loss restated the carrying values of goodwill and network assets to their value in use and was determined using an average pre-tax discount rate of 12.8%.

As a result, exceptional charges totalling (pound)1,643 million were included in the profit and loss account for the year ended 31 DecemBER 2002; (pound)1,486 million was included within amortisation of goodwill and intangible assets, in respect of goodwill impairment relatinG to the Group's acquired subsidiaries; (pound)87 million was included within impairment of tangible fixed assets, in respect of certain Cable Segment assets; and a further (pound)70 million of goodwill was written off goodwill in respect of joint ventures. There was no caSH flow impact arising from these exceptional charges.

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS
for the year ended 31 December 2003


4 LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION

                                                                                                 2003            2002
                                                                                      (POUND) MILLION (pound) million
----------------------------------------------------------------------------------------------------------------------
Loss on ordinary activities before taxation is stated after charging:
Depreciation and other amounts written off tangible fixed assets
    Owned (including exceptional impairment charge(pound)nil (2002:(pound)87 million))            430             533
    Leased                                                                                         41              44
Amortisation of goodwill (including exceptional impairment charge of(pound)nil
   (2002:(pound)1,486 million))                                                                    23           1,605
Amounts written off investments                                                                     1             117
Hire of plant and machinery - rentals payable under operating leases                                3               5
Hire of other assets - operating leases                                                            15              16
----------------------------------------------------------------------------------------------------------------------

AUDITOR'S REMUNERATION IN RESPECT OF SERVICES PROVIDED TO THE GROUP WERE AS
FOLLOWS:
                                                                                                 2003            2002
                                                                                      (POUND) MILLION (pound) million
----------------------------------------------------------------------------------------------------------------------
Audit services                                                                                    1.1             1.1
Further assurance services                                                                        1.0             1.1
Tax services                                                                                      0.8             0.2
----------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                             2.9             2.4
----------------------------------------------------------------------------------------------------------------------

Further assurance services principally comprise transaction support services carried out in connection with the Group's Financial Restructuring. The audit committee has established a policy concerning the provision of non-audit services by the auditors and all of the services provided in the year were engaged in accordance with this policy. Auditor's remuneration in respect of the Company was (pound)50,000 (2002: (pound)48,000).


5 REMUNERATION OF DIRECTORS
                                                                                                2003             2002
                                                                                     (POUND) MILLION  (pound) million
----------------------------------------------------------------------------------------------------------------------
Fees to non-executive directors                                                                  0.3              0.3
Remuneration for executive directors:
    Basic salary, allowances and benefits                                                        1.4              1.7
    Performance-related bonuses                                                                  0.2              0.4
    Pension contributions                                                                        0.1              0.1
    Compensation for loss of office                                                              0.4              1.4
----------------------------------------------------------------------------------------------------------------------
TOTAL IN RESPECT OF THE YEAR                                                                     2.4              3.9
----------------------------------------------------------------------------------------------------------------------

A detailed analysis of directors' remuneration, including salaries, benefits and performance-related bonuses is set out in the Directors' Remuneration Report on page 20.

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS
for the year ended 31 December 2003


6 STAFF NUMBERS AND COSTS

                                                                                                 2003            2002
                                                                                               NUMBER          Number
----------------------------------------------------------------------------------------------------------------------
The weighted average number of persons employed by the Group (including directors) during the year analysed by category, was as follows:
Sales and customer services                                                                     4,457           4,802
Construction and operations                                                                     3,222           3,587
Administration                                                                                  1,432           1,537
----------------------------------------------------------------------------------------------------------------------
                                                                                                9,111           9,926
----------------------------------------------------------------------------------------------------------------------

                                                                                                 2003            2002
                                                                                      (POUND) MILLION (pound) million
----------------------------------------------------------------------------------------------------------------------
Theaggregate payroll costs of these persons, including amounts which have been capitalised in tangible fixed assets, were as follows:
Wages and salaries                                                                                255             308
Social security costs                                                                              27              32
Other pension costs                                                                                10              11
----------------------------------------------------------------------------------------------------------------------
                                                                                                  292             351
----------------------------------------------------------------------------------------------------------------------

Included within staff costs were redundancy payments of(pound)11 million (2002:(pound)25 million).

7 PROFIT/(LOSS) ON DISPOSAL OF INVESTMENTS
                                                                                                 2003            2002
                                                                                      (POUND) MILLION (pound) million
----------------------------------------------------------------------------------------------------------------------
Eurobell IDA                                                                                        2               -
SMG plc                                                                                             -               1
TV Travel Group Limited                                                                           (1)              24
The Way Ahead Group Limited                                                                         -              10
Maidstone Studios Limited                                                                           -               1
----------------------------------------------------------------------------------------------------------------------
                                                                                                    1              36
----------------------------------------------------------------------------------------------------------------------

CURRENT ASSET INVESTMENTS
On 4 September 2002, the Group's 16.89% investment in SMG plc was sold for a consideration of (pound)45 million, realising a profit of (POUND)1 million.

ASSOCIATED UNDERTAKINGS
In May 2002, the Group sold its 37.95% stake in TV Travel Group Limited for a consideration of (pound)27 million, realising a profit of (POUND)24 million. In
January 2003 the deferred consideration was reduced by (pound)1 million to evenly apportion the sellers' market risk betweeN certain sellers who received consideration in the form of stock rather than cash.

SUBSIDIARY UNDERTAKINGS
In July 2003, the Group sold the Indirect Access ("IDA") telephony business for
(pound)2 million. This business was acquired as part of OUR acquisition of Eurobell (Holdings) PLC in November 2000.

In June 2002, the Group disposed of its stake in The Way Ahead Group Limited for a consideration of (pound)10 million, realising a profiT of (pound)10 million.
Also, in November 2002, the Group disposed of its 100% stake in Maidstone
Studios Limited for a consideration of (POUND)4 million, realising a profit of (pound)1 million.

8 INTEREST RECEIVABLE AND SIMILAR INCOME
                                                                                                 2003            2002
                                                                                      (POUND) MILLION (pound) million
----------------------------------------------------------------------------------------------------------------------
On bank deposits and short-term investments                                                        13               7
On loans made to associated undertakings and joint ventures                                        11              12
Exchange gains on foreign currency translation                                                    268             290
----------------------------------------------------------------------------------------------------------------------
                                                                                                  292             309
----------------------------------------------------------------------------------------------------------------------


Exchange gains have been recognised in respect of the dollar-denominated bond debt, which is no longer hedged by forward contracts (see note 18).

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS
for the year ended 31 December 2003

9 INTEREST PAYABLE AND SIMILAR CHARGES

                                                                                                 2003            2002
                                                                                                          as restated
                                                                                      (POUND) MILLION (pound) million
----------------------------------------------------------------------------------------------------------------------
On bank loans:
Wholly repayable within five years                                                                144             135
Finance costs of Notes and Debentures                                                             334             338
Finance charges payable in respect of finance leases and hire purchase contracts                   16              17
Exchange losses on foreign currency translation                                                     -              74
Share of interest of associated undertakings and joint ventures                                     8               9
Extinguishment of debt                                                                              -              29
Other                                                                                               1              14
----------------------------------------------------------------------------------------------------------------------
                                                                                                  503             616
----------------------------------------------------------------------------------------------------------------------


Included within Finance costs of Notes and Debentures is an exceptional charge of (pound)22 million payable as a result of additional interest for bonds in default as at 31 December 2003 (2002 - as restated: (pound)2 million).

Extinguishment of debt above related to bank facility fees which were being amortised over the lifetime of the Senior Secured Facility. At the end of 2002 this was in cross default and therefore repayable on demand. As a result the remaining fees were written off to the profit and loss account during 2002 as an exceptional item.

In 2002, included within other interest was an exceptional interest charge of
(pound)2 million relating to a VAT & Duties Tribunal judgement.
10 TAX ON LOSS ON ORDINARY ACTIVITIES
                                                                                                2003             2002
                                                                                     (POUND) MILLION  (pound) million
----------------------------------------------------------------------------------------------------------------------
UK Corporation tax
Current tax on income for the year                                                                 -               (1)
Adjustments in respect of prior years                                                              4                -
----------------------------------------------------------------------------------------------------------------------
                                                                                                   4               (1)
Of which
Group                                                                                              6                -
Share of joint ventures' current tax                                                              (2)              (1)
----------------------------------------------------------------------------------------------------------------------
TAX ON LOSS ON ORDINARY ACTIVITIES                                                                 4               (1)
----------------------------------------------------------------------------------------------------------------------

CURRENT TAX RECONCILIATION:
(Loss) on ordinary activities before tax                                                        (276)          (2,231)
Tax credit on pre tax (loss) at 30% (2002: 30%)                                                   83              669
Effects of :
  Expenses not deductible for tax purposes                                                        (7)              (7)
  Amortisation of goodwill                                                                        (7)            (482)
Timing differences :
  Depreciation                                                                                  (141)            (173)
  Amounts written off investments                                                                  -              (24)
  Use of losses/losses carried forward                                                            72               16
----------------------------------------------------------------------------------------------------------------------
CURRENT TAX                                                                                        -               (1)
PRIOR YEAR TAX                                                                                     4                -
----------------------------------------------------------------------------------------------------------------------
TAX CREDIT/(CHARGE) ON LOSS ON ORDINARY ACTIVITIES FOR THE YEAR                                    4               (1)
----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS
for the year ended 31 December 2003


11 LOSS PER SHARE

The calculation of the basic loss per equity share is based on the loss on ordinary activities after taxation and minority interests for the year, divided by the weighted average number of equity shares as follows:

                                                                                                2003             2002
                                                                                                          as restated
----------------------------------------------------------------------------------------------------------------------
Weighted average number of equity shares (million)                                             2,874            2,873
Loss for year  ((pound)million)                                                                 (272)          (2,231)
LOSS PER SHARE (PENCE)                                                                          (9.5)           (77.7)
----------------------------------------------------------------------------------------------------------------------

The Group's potential ordinary shares were all anti-dilutive in the current and preceding year, therefore, diluted earnings per share are the same as basic earnings per share.

12 INTANGIBLE ASSETS
                                                                                                2003             2002
                                                                                     (POUND) MILLION  (pound) million
----------------------------------------------------------------------------------------------------------------------
POSITIVE PURCHASED GOODWILL
COST
At 1 January  and 31 December                                                                  3,076            3,076
----------------------------------------------------------------------------------------------------------------------
PROVISION FOR AMORTISATION
At 1 January                                                                                   2,919            1,333
Impairment charge (note 3)                                                                         -            1,486
Amortisation charge                                                                                9              100
----------------------------------------------------------------------------------------------------------------------
AT 31 DECEMBER                                                                                 2,928            2,919
----------------------------------------------------------------------------------------------------------------------
NET BOOK VALUE                                                                                   148              157
----------------------------------------------------------------------------------------------------------------------

13 TANGIBLE FIXED ASSETS
GROUP

                                                       Long
                                                  leasehold
                                    Freehold       land and     Cable and     Electronic         Other
                                        land      buildings       ducting      equipment     equipment          Total
                                      (pound)        (pound)       (pound)        (pound)       (pound)        (pound)
                                     million        million       million        million       million        million
----------------------------------------------------------------------------------------------------------------------
COST
At 1 January 2003                          6            138         3,474          1,559           648          5,825
Additions                                  -              7           129             66            21            223
Disposals                                  -              -             -            (23)          (31)           (54)
----------------------------------------------------------------------------------------------------------------------
At 31 December 2003                        6            145         3,603          1,602           638          5,994
----------------------------------------------------------------------------------------------------------------------
ACCUMULATED DEPRECIATION
At 1 January 2003                          -             93         1,042            914           378          2,427
Charge for the year                        -              2           183            199            87            471
Disposals                                  -              -             -            (23)          (20)           (43)
----------------------------------------------------------------------------------------------------------------------
At 31 December 2003                        -             95         1,225          1,090           445          2,855
----------------------------------------------------------------------------------------------------------------------
NET BOOK VALUE
AT 31 DECEMBER 2003                        6             50         2,378            512           193          3,139
----------------------------------------------------------------------------------------------------------------------
At 31 December 2002                        6             45         2,432            645           270          3,398
----------------------------------------------------------------------------------------------------------------------


Included in the net book value of electronic equipment and other equipment is (pound)36 million and (pound)66 million, respectively, (2002: (pound)98 million and (pound)60 million respectively) in respect of assets held under finance leases and similar hire purchase contracts. Depreciation charged on these assets was (pound)41 million (2002: (pound)44 million).

The Company does not have any tangible fixed assets.

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS
for the year ended 31 December 2003


14 FIXED ASSET INVESTMENTS
GROUP
INVESTMENTS IN ASSOCIATED UNDERTAKINGS

                                                                                    Total -
                                             Share of net                         associated            Other
                                                   assets           Loans       undertakings      investments            Total
                                          (pound) million  (pound)million    (pound) million  (pound) million   (pound) million
--------------------------------------------------------------------------------------------------------------------------------
COST
At 1 January 2003                                      13               9                 22               11                33
Disposals                                               -               -                  -               (3)               (3)
Reclassifications                                       3              (4)                (1)               1                 -
--------------------------------------------------------------------------------------------------------------------------------
At 31 December 2003                                    16               5                 21                9                30

SHARE OF POST ACQUISITION LOSSES
At 1 January 2003                                     (13)              -                (13)               -               (13)
Share of operating losses                              (2)              -                 (2)               -                (2)
Amounts written off investments                         -               -                  -               (1)               (1)
--------------------------------------------------------------------------------------------------------------------------------
At 31 December 2003                                   (15)              -                (15)              (1)              (16)
--------------------------------------------------------------------------------------------------------------------------------
PROVISION
At 1 January 2003                                       -              (4)                (4)              (8)              (12)
--------------------------------------------------------------------------------------------------------------------------------
At 31 December 2003                                     -              (4)                (4)              (8)              (12)
--------------------------------------------------------------------------------------------------------------------------------
NET INVESTMENTS
AT 31 DECEMBER 2003                                     1               1                  2                -                 2
--------------------------------------------------------------------------------------------------------------------------------
At 31 December 2002                                     -               5                  5                3                 8
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS
for the year ended 31 December 2003


14 FIXED ASSET INVESTMENTS (CONTINUED)
GROUP
INVESTMENTS IN JOINT VENTURES

                                                                         Share of
                                                                       net assets        Goodwill           Loans           Total
                                                                  (pound) million  (pound)million  (pound)million  (pound)million
----------------------------------------------------------------------------------------------------------------------------------
COST
At 1 January 2003                                                             (99)            443             208             552
Repayments                                                                      -               -              (7)             (7)
Interest received                                                               -               -             (14)            (14)
Interest charged                                                                -               -              10              10
----------------------------------------------------------------------------------------------------------------------------------
At 31 December 2003                                                           (99)            443             197             541
----------------------------------------------------------------------------------------------------------------------------------
SHARE OF POST ACQUISITION PROFITS/(LOSSES)
At 1 January 2003                                                              (2)              -               -              (2)
Share of operating profits                                                     16               -               -              16
Share of interest payable (see note 9)                                         (8)              -               -              (8)
Share of taxation                                                              (3)              -               -              (3)
----------------------------------------------------------------------------------------------------------------------------------
At 31 December 2003                                                             3               -               -               3
----------------------------------------------------------------------------------------------------------------------------------
PROVISION
At 1 January 2003                                                               -            (202)              -            (202)
Charge for the year                                                             -             (14)              -             (14)
----------------------------------------------------------------------------------------------------------------------------------
At 31 December 2003                                                             -            (216)              -            (216)
----------------------------------------------------------------------------------------------------------------------------------
NET INVESTMENTS
AT 31 DECEMBER 2003                                                           (96)            227             197             328
----------------------------------------------------------------------------------------------------------------------------------
At 31 December 2002                                                          (101)            241             208             348
----------------------------------------------------------------------------------------------------------------------------------

The Group lends money to one of its joint ventures to fund its working capital balance.

OTHER INVESTMENTS
OWN SHARES HELD
                                                                                                                  (pound) million
----------------------------------------------------------------------------------------------------------------------------------
COST
At 1 January 2003                                                                                                               1
----------------------------------------------------------------------------------------------------------------------------------
At 31 December 2003                                                                                                             1
----------------------------------------------------------------------------------------------------------------------------------

PROVISION
At 1 January 2003                                                                                                              (1)
----------------------------------------------------------------------------------------------------------------------------------
At 31 December 2003                                                                                                            (1)
----------------------------------------------------------------------------------------------------------------------------------

NET INVESTMENTS
AT 31 DECEMBER 2003                                                                                                             -
----------------------------------------------------------------------------------------------------------------------------------
At 31 December 2002                                                                                                             -
----------------------------------------------------------------------------------------------------------------------------------

TOTAL INVESTMENTS
                                                                                                                  (pound) million
------------------------------------------------------------ ---------------------------------------------------------------------
AT 31 DECEMBER 2003                                                                                                           330
------------------------------------------------------------ ---------------------------------------------------------------------
At 31 December 2002                                                                                                           356
------------------------------------------------------------ ---------------------------------------------------------------------

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS
for the year ended 31 December 2003


14 FIXED ASSET INVESTMENTS (CONTINUED)
COMPANY

                                                    Shares in subsidiary    Participating        Own shares
                                                            undertakings        interests              held            Total
                                                         (pound) million  (pound) million   (pound) million   (pound)million
-----------------------------------------------------------------------------------------------------------------------------
COST
At 1 January 2003                                                  5,322               10                 1            5,333
-----------------------------------------------------------------------------------------------------------------------------
At 31 December 2003                                                5,322               10                 1            5,333
-----------------------------------------------------------------------------------------------------------------------------
PROVISION
At 1 January 2003                                                 (3,465)             (10)               (1)          (3,476)
Amounts written off investments                                       (6)               -                 -               (6)
-----------------------------------------------------------------------------------------------------------------------------
At 31 December 2003                                               (3,471)             (10)               (1)          (3,482)
-----------------------------------------------------------------------------------------------------------------------------
NET INVESTMENTS
AT 31 DECEMBER 2003                                                1,851                -                 -            1,851
-----------------------------------------------------------------------------------------------------------------------------
At 31 December 2002                                                1,857                -                 -            1,857
-----------------------------------------------------------------------------------------------------------------------------


The Company has written off an investment value of (pound)6 million representing its investment in Rapid Travel Solutions Limited.

OWN SHARES HELD - GROUP AND COMPANY
At 31 December 2003, own shares held comprised 527,297 ordinary shares of 10 pence each held by the Telewest 1994 Employees Share Ownership Plan (the "Telewest ESOP") for awards under the Telewest Restricted Share Scheme (the "RSS") and the Telewest Long Term Incentive Plan (the "LTIP"), schemes designed to provide incentives to executives of the Company. Further details on the schemes are set out on pages 16 and 17 of the Directors' Remuneration Report.

The market value at 31 December 2003 of the shares held was 1.9 pence per share; the carrying value of the shares held is 147.3 pence per share, being the weighted average cost of the shares acquired by the Telewest ESOP. These shares have been fully provided for.

At 31 December 2003, 329,052 and 9 ordinary shares were reserved for existing awards to executives of the Group under the RSS and LTIP, respectively, leaving the remaining 198,236 shares available for future awards to eligible executives. The provision made against own shares held represents the awards earned by executives in respect of services to the Group.

The Telewest ESOP received an interest-free loan of (pound)7 million from the Group to subscribe for the ordinary shares to establish thE Telewest ESOP. The loan is to be repaid by way of contributions made to the ESOP Trustees by subsidiary undertakings of the Group. At 31 December 2003, the Telewest ESOP owed (pound)1 million to the Group.

15 STOCKS

                                                              GROUP          COMPANY           Group         Company
                                                               2003             2003            2002            2002
                                                    (POUND) MILLION  (POUND) MILLION (pound) million (pound) million
---------------------------------------------------------------------------------------------------------------------
Equipment for re-sale                                             -                -               4               -
Programming inventory                                            27                -              24               -
---------------------------------------------------------------------------------------------------------------------
                                                                 27                -              28               -
---------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS
for the year ended 31 December 2003


16 DEBTORS

                                                              GROUP          COMPANY            Group           Company
                                                               2003             2003             2002              2002
                                                                                                            as restated
                                                    (POUND) MILLION  (POUND) MILLION  (pound) million   (pound) million
-----------------------------------------------------------------------------------------------------------------------
DUE WITHIN ONE YEAR
Trade debtors                                                   127                -              132                 -
Amounts owed by subsidiary undertakings                           -            8,109                -             7,632
Provision against bad and doubtful debt                         (13)          (6,008)             (12)           (4,178)
Other debtors                                                    15                1               36                 1
Prepayments and accrued income                                   38                -               54                 -
-----------------------------------------------------------------------------------------------------------------------
TOTAL DEBTORS                                                   167            2,102              210             3,455
-----------------------------------------------------------------------------------------------------------------------

17 CREDITORS
AMOUNTS FALLING DUE WITHIN ONE YEAR                           GROUP          COMPANY            Group           Company
                                                               2003             2003             2002              2002
                                                                                          as restated       as restated
                                                    (POUND) MILLION  (POUND) MILLION  (pound) million   (pound) million
-----------------------------------------------------------------------------------------------------------------------
Accreting Notes 2003                                            294              294              282               282
Senior Convertible Notes 2005                                   306                -              320                 -
Senior Debentures 2006                                          198              198              200               200
Senior Discount Debentures 2007                               1,041            1,041            1,033             1,033
Senior Convertible Notes 2007                                   321              321              305               305
Senior Notes 2008                                               235              235              232               232
Senior Discount Notes 2009                                      589              589              563               563
Senior Notes 2010                                               430              430              411               411
Senior Discount Notes 2010                                      224              224              222               222
Senior Secured Facility                                       2,000                -            2,000                 -
Bank loans                                                        1                -                1                 -
Other loans                                                       -                -                2                 -
Vendor financing                                                  -                -               11                 -
-----------------------------------------------------------------------------------------------------------------------
                                                              5,639            3,332            5,582             3,248
Obligations under finance leases and hire purchase
   contracts                                                     90               11               77                14
Trade creditors                                                  98                -              110                 -
Amounts owed to Group undertakings                                -            5,805                -             5,819
Amounts relating to other related parties                         -                -                1                 -
Taxation and social security                                     40                -               46                 -
Other creditors                                                  21                -               16                 -
Accruals and deferred income                                    364               38              371                37
-----------------------------------------------------------------------------------------------------------------------
                                                              6,252            9,186            6,203             9,118
-----------------------------------------------------------------------------------------------------------------------

AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
Bank loans                                                        6                -                6                 -
Obligations under finance leases and hire purchase
   contracts                                                     67                -              143                 -
Other creditors                                                   2                -                3                 -
-----------------------------------------------------------------------------------------------------------------------
                                                                 75                -              152                 -
-----------------------------------------------------------------------------------------------------------------------
TOTAL CREDITORS                                               6,327            9,186            6,355             9,118
-----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS
for the year ended 31 December 2003


17 CREDITORS (CONTINUED)
NOTES AND DEBENTURES

                                                   Principal         Maturity date   Earliest redemption     Interest
                                                 at maturity                                        date         rate
                                                     million
---------------------------------------------------------------------------------------------------------------------
Accreting Notes 2003                        GBP          294       1 November 2003       1 November 2003           5%
Senior Convertible Notes 2005               USD          500           7 July 2005           7 July 2003           6%
Senior Debentures 2006                      USD          300        1 October 2006        1 October 2000       9.625%
Senior Convertible Notes 2007               GBP          300      19 February 2007          9 March 2003        5.25%
Senior Discount Debentures 2007             USD        1,537        1 October 2007        1 October 2000          11%
Senior Notes 2008                           USD          350       1 November 2008       1 November 2003       11.25%
Senior Discount Notes 2009                  GBP          325         15 April 2009         15 April 2004       9.875%
Senior Discount Notes 2009                  USD          500         15 April 2009         15 April 2004        9.25%
Senior Notes 2010                           GBP          180       1 February 2010       1 February 2005       9.875%
Senior Notes 2010                           USD          350       1 February 2010       1 February 2005       9.875%
Senior Discount Notes 2010                  USD          450       1 February 2010       1 February 2005      11.375%
---------------------------------------------------------------------------------------------------------------------


The Debentures and Notes are unsecured liabilities of the Group. Early redemption is at the Group's option.

Deferring payment of interest under certain Notes and the amounts due on the settlement of the Hedge Contracts has resulted in defaults under the existing Senior Secured Facility and bonds (see note 1).

The Senior Convertible Notes 2005 are convertible into 114 million ordinary shares of the Group at a conversion price of 288 pence per ordinary share. Conversion is at the holders' option at any time up to the close of business on 22 June 2005. The Senior Convertible Notes 2007 are convertible into 92 million ordinary shares of the Group at a conversion price of 325 pence per ordinary share. Conversion is at the holders' option at any time up to close of business on 2 February 2007. If Notes are called for redemption prior to maturity, each holder has the right to convert Notes into ordinary shares.

5% Accreting Convertible Notes 2003 were issued by Telewest in favour of Deutsche Telekom AG in three separate notes dated 1 November 2000, 15 January 2001 and 2 April 2001 of aggregate principal amount of (pound)253.5 million. The notes were issued in exchange for the purchase of the entire share capital of Eurobell (Holdings) PLC. The Accreting Convertible Notes were cancelled and reissued on 30 May 2003 as Accreting Notes 2003, in connection with a transfer by Deutsche Telekom to several investment funds and, in connection with such transfer, the holders' right to convert the notes into Telewest ordinary shares was terminated. Telewest received no consideration for the transfer other than termination of the conversion right. Telewest was obliged to pay the accreted value of the Accreting Convertible Notes in cash at the maturity date, being 1 November 2003; however, Telewest defaulted on such payment and such claims will be compromised in the Financial Restructuring.

The unamortised portion of the discounts on issue of the (pound)325 million Senior Discount Notes due 2009, $500 million Senior Discount Notes due 2009 and $450 million Senior Discount Notes due 2010 was (pound)9 million, (pound)28 million and (pound)7 million respectively.

SENIOR SECURED FACILITY
On 16 March 2001 the Group entered into a senior secured credit facility (the "Senior Secured Facility") with a syndicate of banks for (pound)2 billion, of which (pound)1,855 million was drawn down at 31 December 2003. The Group is also able to raise a further (pounD)250 MILLion from institutional investors (the "Institutional Tranche") of which (pound)145 million was drawn down at 31 December 2003.

Borrowings under the Senior Secured Facility are secured on the assets of the Group including the partnership interests and shares of subsidiaries and bear interest at 0.5% to 2.00% over LIBOR (depending on the ratio of borrowings to quarterly, annualised, consolidated net operating cash flow). Borrowings under the Institutional Tranche bear interest at up to 4% above LIBOR.

On 30 September 2002 the Group announced that it was deferring payment of interest under certain of its Notes and the settlement of certain foreign exchange hedge contracts. Such non-payment continues and has resulted in defaults under the Group's bank facilities and a number of other financing arrangements. Those financing arrangements which are technically in default at the year end have been reclassified as due within one year.

BANK LOANS
Bank loans are property loans secured on certain freehold and long leasehold land and buildings held by the Group.

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS
for the year ended 31 December 2003


18 FINANCIAL INSTRUMENTS
The Group holds or issues financial instruments to finance its operations and to manage the interest rate and currency risks arising from its sources of finance. In addition, various financial assets and liabilities, for example trade debtors and trade creditors arise directly from the Group's operations. The Group has taken advantage of the exemption under FRS 13 Derivatives and other financial instruments to exclude short-term debtors and short-term creditors from disclosures of financial assets and liabilities, except those relating to currency risk. Disclosure focuses on those financial instruments which play a significant medium to long-term role in the financial risk profile of the Group.

The Group finances its operations by a mixture of bank borrowings and other long-term debt. The Group borrows in the major debt markets in Sterling and US Dollars at both fixed and floating rates of interest, using derivatives where appropriate to generate the desired effective currency profile and interest rate basis. At 31 December 2003 the derivatives used for this purpose are interest rate swaps.

The main risks arising from the Group's financial instruments are interest rate risk, liquidity risk and currency risk.

FINANCE AND INTEREST RATE RISK
The Group's exposure to interest rate fluctuations on its borrowings under the Senior Secured Facility is managed by using interest rate swaps


INTEREST RATE SWAPS
--------------------------------------------------------------------------------------------------------------------
EFFECTIVE DATES              MATURITIES                        NOTIONAL              RECEIVES                  PAYS
                                                              PRINCIPAL
--------------------------------------------------------------------------------------------------------------------
31/03/1997 - 1/7/2002        31/03/2004 - 31/3/2005         (pound)600m         6-month LIBOR       5.475% - 7.175%
--------------------------------------------------------------------------------------------------------------------

The minimum proportion fixed is higher in the near-term than in the longer-term, with the aim of reducing the volatility of short-term interest costs whilst maintaining the opportunity to benefit from the movements in longer-term rates.
The interest rate profile of the financial liabilities, after taking account of derivative financial instruments of the Group, as at 31 December 2003 was:

                                                               2003             2003             2002             2002
                                                           STERLING        US DOLLAR         Sterling        US Dollar
                                                                                          as restated      as restated
                                                    (POUND) MILLION  (POUND) MILLION  (pound) million  (pound) million
----------------------------------------------------------------------------------------------------------------------
Floating rate liabilities                                     2,007                -            2,008                -
Fixed rate liabilities                                        1,293            2,502            1,292            2,508
----------------------------------------------------------------------------------------------------------------------
TOTAL                                                         3,300            2,502            3,300            2,508
----------------------------------------------------------------------------------------------------------------------

Fixed rate financial liabilities:
Weighted average interest rate                               7.307%            10.0%           7.246%            10.0%
Weighted average period for which rate is fixed (years)           1                1                5                3

The benchmark rate for floating rate liabilities is LIBOR.

The Group held the following financial assets as part of the financing arrangements of the Group at 31 December 2003:
                                                                                                2003              2002
                                                                                     (POUND) MILLION   (pound) million
----------------------------------------------------------------------------------------------------------------------
Cash - Sterling variable rate                                                                    427               390
----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS
for the year ended 31 December 2003


18 FINANCIAL INSTRUMENTS (CONTINUED)
LIQUIDITY RISK
The Group manages borrowings with respect to both interest and financing risk. Accordingly there is a range of maturities of debt from one year to seven years. Deferring payment of interest under certain Notes and the amounts due on the settlement of the Hedge Contracts has resulted in defaults under the existing Senior Secured Facility and bonds (see note 1). Financial flexibility was provided during the year via the (pound)2.25 billion Senior Secured Facility and Institutional Tranche of which (pound)2.0 billion in aggregate (2002: (pound)2.0 billion) was drawn down at the year end.

The maturity profile of the Group's and Company's financial liabilities, other than short-term creditors at 31 December 2002 and 2003 was:


                                                              GROUP          COMPANY           Group         Company
                                                               2003             2003            2002            2002
                                                    (POUND) MILLION  (POUND) MILLION (pound) million (pound) million
---------------------------------------------------------------------------------------------------------------------
FINANCE LEASE OBLIGATIONS:
In one year or less, or on demand                                90               11              77              14
In more than one year but not more than two years                19                -              40               -
In more than two years but not more than five
   years                                                         36                -              73               -
In more than five years                                          12                -              30               -
---------------------------------------------------------------------------------------------------------------------
                                                                157               11             220              14
---------------------------------------------------------------------------------------------------------------------

                                                              GROUP          COMPANY           Group         Company
                                                                                         as restated     as restated
                                                               2003             2003            2002            2002
                                                    (POUND) MILLION  (POUND) MILLION (pound) million (pound) million
---------------------------------------------------------------------------------------------------------------------
LOANS AND NOTES:
In one year or less, or on demand                             5,639            3,332           5,582           3,248
In more than one year but not more than two years                 1                -               1               -
In more than two years but not more than five
   years                                                          4                -               4               -
In more than five years                                           1                -               1               -
---------------------------------------------------------------------------------------------------------------------
                                                              5,645            3,332           5,588           3,248
---------------------------------------------------------------------------------------------------------------------

                                                              GROUP          COMPANY           Group         Company
                                                                                         as restated     as restated
                                                               2003             2003            2002            2002
                                                    (POUND) MILLION  (POUND) MILLION (pound) million (pound) million
---------------------------------------------------------------------------------------------------------------------
TOTAL:
In one year or less, or on demand                             5,729            3,343           5,659           3,262
In more than one year but not more than two years                20                -              41               -
In more than two years but not more than five
   years                                                         40                -              77               -
In more than five years                                          13                -              31               -
---------------------------------------------------------------------------------------------------------------------
                                                              5,802            3,343           5,808           3,262
---------------------------------------------------------------------------------------------------------------------

The maturity profile of the Group's undrawn committed borrowing facilities at 31
December 2002 and 2003 was:

                                                                                                2003            2002
                                                                                     (POUND) MILLION (pound) million
---------------------------------------------------------------------------------------------------------------------
In one year or less                                                                               95              95
---------------------------------------------------------------------------------------------------------------------
                                                                                                  95              95
---------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS
for the year ended 31 December 2003


18 FINANCIAL INSTRUMENTS (CONTINUED)
CURRENCY RISK
The Group has significant sources of finance denominated in US dollars which at 31 December 2001 were hedged into sterling. During 2002 these hedges were sold. The sale of these hedge instruments has changed the currency profile of the Group's assets and liabilities; US dollar denominated debt instruments, previously shown as sterling denominated as a result of the hedges, are now shown as US dollar denominated.

At 31 December 2003 net foreign currency assets and liabilities were as follows:

                                                                                                2003            2002
                                                                                                         as restated
                                                                                     (POUND) MILLION (pound) million
---------------------------------------------------------------------------------------------------------------------
Debt: US dollar denominated debt instruments                                                   2,502           2,508
---------------------------------------------------------------------------------------------------------------------

Gains and losses on instruments for which hedge accounting has been used are not recognised until the exposure that is being hedged is itself recognised or the hedging instrument is disposed of.

As a result of the Group disposing of its foreign currency hedging instruments in 2002, the Group has no unrecognised gains and losses at 31 December 2003.

FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES
The estimated fair value of the Group's financial instruments are summarised below:

                                                               2003             2003            2002            2002
                                                           CARRYING        ESTIMATED        Carrying       Estimated
                                                             AMOUNT       FAIR VALUE          amount      fair value
                                                    (POUND) MILLION  (POUND) MILLION (pound) million (pound) million
---------------------------------------------------------------------------------------------------------------------
FINANCIAL ASSETS
Investments                                                       -                -               3               3
Cash                                                            427              427             390             390
---------------------------------------------------------------------------------------------------------------------
                                                                427              427             393             393
---------------------------------------------------------------------------------------------------------------------

FINANCIAL LIABILITIES
Bank debt                                                    (2,007)          (2,007)         (2,007)         (2,007)
Short-term debt instruments - bonds                          (3,638)          (2,092)         (3,568)           (777)
Other short-term debt instruments                                 -                -             (13)            (13)
Finance leases                                                 (157)            (157)           (220)           (218)
Interest rate swaps                                               -              (12)              -             (34)
---------------------------------------------------------------------------------------------------------------------
                                                             (5,802)          (4,268)         (5,808)         (3,049)
---------------------------------------------------------------------------------------------------------------------

INVESTMENTS
The fair value is based on estimates of the likely sale proceeds for these investments.

CASH AT BANK AND IN HAND, OTHER SHORT-TERM DEBT INSTRUMENTS AND BANK DEBT
The carrying value of cash at bank and in hand approximates fair value either because of the short maturity or because the interest rates on bank debt are reset after periods not greater than six months.

SHORT-TERM DEBT INSTRUMENTS - BONDS The fair value is based on quoted market prices.

INTEREST RATE SWAPS
The fair value of interest rate swaps and currency swaps is the estimated amount which the Group expects to pay or receive on the termination of the agreement, taking into consideration current interest rates and the current credit worthiness of the counter-parties. The nominal value of the interest rate and currency swaps at 31 December 2003 was (pound)600 million (2002: (pound)900 million).

FINANCE LEASES
The fair value of finance leases is calculated by discounting the future cash flows under these leases at current market rates.

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS
for the year ended 31 December 2003


19 RETIREMENT BENEFITS
The Group operates a defined contribution pension scheme (the Telewest Communications plc Pension Trust) or contributes to third-party schemes on behalf of employees. The amount charged to the profit and loss account in the period was (pound)10 million (2002: (pound)11 million). At 31 December 2003, outstanding contributions were (pound)nil (2002: (pound)nil).


20 DEFERRED TAXATION
As at 31 December 2003, the Group estimates that it has, subject to Inland Revenue agreement, (pound)1,741 million (2002: (pound)1,698 million), of tax losses available to relieve future profits. In addition the Group estimates that it has unclaimed capital allowances as at 31 December 2003 of (pound)5,060 million, subject to Inland Revenue agreement (2002: (pound)4,935 million). The deferred tax assets have not been recognised.

21 MINORITY INTERESTS


COMPANY                                                                              CLASS OF SHARE       NUMBER OF SHARES
--------------------------------------------------------------------------------------------------------------------------
Cable Guide Limited                                                  Ordinary shares of(pound)1 each                15,000
                                            Cumulative convertible preference shares of(pound)1 each                10,000
MatchCo Limited                                                      Ordinary shares of(pound)1 each                   240
Flextech Homeshopping Limited                                      B ordinary shares of(pound)1 each               113,322
Start! Games Limited                                                      Ordinary shares of 1p each                 3,000
--------------------------------------------------------------------------------------------------------------------------


22 CALLED UP SHARE CAPITAL

                                                       Limited voting                           Limited voting
                                          Ordinary        convertible                              convertible
                                            shares    Ordinary shares           Ordinary              Ordinary
                                       of 10p each        of 10p each      shares of 10p                shares
                                          number -           number -               each           of 10p each               Total
                                           million            million    (pound) million       (pound) million     (pound) million
----------------------------------------------------------------------------------------------------------------------------------
AUTHORISED
At 31 December 2003                          4,300                300                430                    30                 460
At 31 December 2002                          4,300                300                430                    30                 460

ALLOTTED, CALLED UP AND FULLY PAID
At 31 December 2003                          2,874                 82                287                     8                 295
At 31 December 2002                          2,874                 82                287                     8                 295
----------------------------------------------------------------------------------------------------------------------------------

LIMITED VOTING CONVERTIBLE ORDINARY SHARES
The ordinary shares and the limited voting convertible ordinary shares have the same rights, except that the limited voting convertible ordinary shares do not confer the right to vote on resolutions to appoint, re-appoint, elect or remove directors of Telewest. No application will be made for the limited voting convertible ordinary shares to be listed or dealt in on any stock exchange. Holders of limited voting convertible ordinary shares are entitled to convert all or some of their limited voting convertible ordinary shares into fully paid ordinary shares, provided that the conversion would not result in a change of control of the Company for the purposes of the indentures governing certain Notes and Debentures. The limited voting convertible ordinary shares are convertible into ordinary shares at the Company's option at any time, subject to certain conditions. The sole holders of the limited voting convertible ordinary shares are Liberty Media and IDT Corporation ("IDT"), following IDT's acquisition of Microsoft's holding in the Company on 23 May 2003.

Members of the Liberty Media Group and/or IDT can re-designate all or any of their ordinary shares into limited voting convertible ordinary shares. This is to ensure that, on any future purchase of ordinary shares by members of the Liberty Media Group and/or IDT, they will, at that time, be able to re-designate such number of their then existing holding of ordinary shares so as to avoid a change of control of the Company for the purposes of the Notes and Debentures.

Future purchases of ordinary shares and/or limited voting convertible ordinary shares by members of the Liberty Media Group and/or IDT will, however, be subject to Rule 9 of the UK's City Code on Take-overs and Mergers because both classes of shares are treated as voting shares for that purpose.

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS
for the year ended 31 December 2003


22 CALLED UP SHARE CAPITAL (CONTINUED)
EMPLOYEE SHARE SCHEMES
Details of the employee share schemes operated by the Company are set out on pages 16 and 17 of the Directors' Remuneration Report.

During the year, no options or awards were granted over any ordinary shares of the Company. At 31 December 2003, taking into account options and awards exercised, cancelled, and lapsed, during the year, the following options to subscribe for the ordinary shares and awards over ordinary shares were outstanding.

EXECUTIVE SHARE OPTION SCHEMES
At 31 December 2003, awards over 72,020,360 shares were outstanding. The options have exercise prices between 65.7 pence and 294.8 pence and are exercisable between 19 June 1998 and 20 November 2011.

SHARESAVE OPTION SCHEMES
At 31 December 2003, awards over 5,311,559 shares were outstanding. The options have exercise prices between 58.5 pence and 191.0 pence and are exercisable between 1 June 2003 and 31 July 2005.

TELEWEST RESTRICTED SHARE SCHEME
At 31 December 2003, awards over 329,052 shares were outstanding. The exercise period of these awards is from 13 January 1998 to 12 June 2011.

TELEWEST LONG TERM INCENTIVE PLAN
At 31 December 2003, awards over 66,121 shares were outstanding. The exercise period of these awards is from 1 November 2001.

TELEWEST EQUITY PARTICIPATION PLAN
At 31 December 2003, awards over 196,709 shares were outstanding. The exercise period of these awards is from 20 March 1998.

23   RESERVES

                                                                                                                GROUP
----------------------------------------------------------------------------------------------------------------------
                                                              Share           Merger            Other           Profit
                                                            premium          reserve         reserves         and loss
                                                    (pound) million  (pound) million  (pound) million  (pound) million
----------------------------------------------------------------------------------------------------------------------
At 1 January 2003 as previously stated                        1,254              534              272          (4,145)
Prior year adjustment (see note 1)                                -                -                -             (13)
-----------------------------------------------------------------------------------------------------------------------
At 1 January 2003 as restated                                 1,254              534              272          (4,158)
Loss for the financial year                                       -                -                -            (272)
----------------------------------------------------------------------------------------------------------------------
AT 31 DECEMBER 2003                                           1,254              534              272          (4,430)
----------------------------------------------------------------------------------------------------------------------

                                                                                                             COMPANY
----------------------------------------------------------------------------------------------------------------------
                                                                               Share            Other           Profit
                                                                             premium         reserves         and loss
                                                                     (pound) million  (pound) million  (pound) million
----------------------------------------------------------------------------------------------------------------------
At 1 January 2003 as previously stated                                         1,254            1,252          (1,024)
Prior year adjustment (1)                                                          -                -          (5,486)
----------------------------------------------------------------------------------------------------------------------
At 1 January 2003 as restated                                                  1,254            1,252          (6,510)
Loss for the financial year                                                        -                -          (1,441)
----------------------------------------------------------------------------------------------------------------------
AT 31 DECEMBER 2003                                                            1,254            1,252          (7,951)
----------------------------------------------------------------------------------------------------------------------

(1) The prior year adjustment in respect of the Company arises primarily as a consequence of the reinstatement of certain intra-group liabilities, which had been released in the Company's financial statements in 2002. These releases were one component of a wide review of the carrying values of intra-group investments and loan balances at 31 December 2002.

Intra-group liabilities amounting to (pound)5,473 million have been reinstated within the Company's balance sheet since there was neveR ANY legally binding agreement to release the relevant debts. On this basis, the intra-group balances have been restated as a prior year adjustment.

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS
for the year ended 31 December 2003


23 RESERVES (CONTINUED)
This has the effect of reducing the Company's distributable reserves by (pound)5,473 million and increasing amounts due to group compANIES by (pound)5,473 million. The Company's distributable reserves were reduced by an additional (pound)13 million, as a consequence of the PRIOR YEAr adjustments disclosed in note 1 to the financial statements.

The restatement of intra-group liabilities has no effect on the consolidated financial statements.


24 COMMITMENTS AND CONTINGENCIES
CAPITAL COMMITMENTS
The amount of capital expenditure authorised by the Group for which no provision has been made in the financial statements is as follows:

                                                                                                2003             2002
                                                                                     (POUND) MILLION  (pound) million
---------------------------------------------------------------------------------------------------------------------
Contracted                                                                                        12               13
---------------------------------------------------------------------------------------------------------------------


In addition the Group has contracted to buy (pound)23 million (2002: (pound)28 million) of programming rights for which the licence period has not yet started.

The Company has no capital commitments.

LEASING COMMITMENTS
Obligations of the Group in respect of finance leases, net of interest, are shown in notes 17 and 18 to the financial statements.

Annual commitments of the Group under operating leases are set out below:

                                                               2003             2003             2002             2002
                                                           LAND AND                          Land and
                                                          BUILDINGS     OTHER ASSETS        buildings     Other assets
                                                    (POUND) MILLION  (POUND) MILLION  (pound) million  (pound) million
----------------------------------------------------------------------------------------------------------------------
Within one year                                                   1                -                -                -
In the second to fifth year inclusive                             5                -                4                8
Over five years                                                   9                -               12                1
----------------------------------------------------------------------------------------------------------------------
                                                                 15                -               16                9
----------------------------------------------------------------------------------------------------------------------

The Company has no operating lease commitments.

RESTRICTED CASH
At 31 December 2003, the Group has cash restricted as to use of (pound)13 million (2002: (pound)12 million), which provides security for leasing obligations.

As a condition of the proposed amended Senior Secured Facility, currently under negotiation, the Group would be required to repay immediately, an advance of (pound)160 million. The Group currently holds this (pound)160 million within cash at bank and in hand. This advance was originally issued to the Group under the exisiting Senior Secured Facility on 27 September 2002.


CONTINGENCIES

The Group has provided performance bonds in respect of its national licence and to local authorities up to a maximum amount of (pound)6 million (2002: (pound)6 million).

The Group is a party to various other legal proceedings in the ordinary course of business which it does not believe will result, in aggregate, in a material adverse effect on its financial condition or results of operations.

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS
for the year ended 31 December 2003

25 RECONCILIATION OF OPERATING LOSS TO NET CASH INFLOW FROM OPERATING ACTIVITIES

                                                                                                      2003              2002
                                                                                           (POUND) MILLION   (pound) million
-----------------------------------------------------------------------------------------------------------------------------
Group operating loss                                                                                   (87)           (1,852)
Depreciation of tangible fixed assets                                                                  471               490
Impairment of tangible fixed assets                                                                      -                87
Amortisation of goodwill                                                                                23               119
Impairment of goodwill                                                                                   -             1,486
(Increase)/decrease in stocks and programming inventory                                                 (3)                7
Decrease in debtors                                                                                     40                24
Increase in creditors                                                                                    3                30
-----------------------------------------------------------------------------------------------------------------------------
NET CASH INFLOW FROM OPERATING ACTIVITIES                                                              447               391
-----------------------------------------------------------------------------------------------------------------------------

26 ANALYSIS OF CHANGES IN NET DEBT
                                                     At                             Other                                 AT
                                         1 January 2003                          non-cash         Exchange       31 DECEMBER
                                            as restated        Cash flow        movements        movements              2003
                                        (pound) million  (pound) million  (pound) million  (pound) million   (POUND) MILLION
-----------------------------------------------------------------------------------------------------------------------------
Cash at bank, in hand                               153               (2)               -                -               151
Short term deposits                                 237               39                -                -               276
Debt due after one year                              (6)               -                -                -                (6)
Debt due within one year                         (5,582)              12             (306)             237            (5,639)
Finance leases                                     (220)              44               19                -              (157)
-----------------------------------------------------------------------------------------------------------------------------
NET DEBT BEFORE RESTRICTED
   CASH DEPOSITS                                 (5,418)              93             (287)             237            (5,375)
Restricted cash deposits                             12                1                -                -                13
-----------------------------------------------------------------------------------------------------------------------------
NET DEBT                                         (5,406)              94             (287)             237            (5,362)
-----------------------------------------------------------------------------------------------------------------------------

Reconciliation of net cash flow to movement in net debt :
                                                                                                      2003              2002
                                                                                                                 as restated
                                                                                           (POUND) MILLION   (pound) million
-----------------------------------------------------------------------------------------------------------------------------
(Decrease)/increase in cash in the year                                                                 (2)              139
Cash outflow/(inflow) from decrease/(increase) in debt and lease financing                              56              (543)
Cash outflow from changes in liquid resources                                                           39               237
Cash outflow/(inflow) from changes in restricted deposits                                                1                (8)
-----------------------------------------------------------------------------------------------------------------------------
Change in net debt resulting from cash flows                                                            94              (175)
Non-cash transactions:
    New finance leases                                                                                  (4)              (33)
    Finance lease termination                                                                           23                 -
    Disposal of loan stock                                                                               1                 -
    Foreign exchange gains                                                                             237               185
    Amortisation of issue costs, issue discount and interest accruals                                 (307)             (285)
-----------------------------------------------------------------------------------------------------------------------------
Movement in net debt in year                                                                            44              (308)
Net debt at 1 January                                                                               (5,406)           (5,098)
-----------------------------------------------------------------------------------------------------------------------------
NET DEBT AT 31 DECEMBER                                                                             (5,362)           (5,406)
-----------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS
for the year ended 31 December 2003


27 RELATED PARTY TRANSACTIONS
IDENTITY OF RELEVANT RELATED PARTIES

Liberty Media, Inc ("Liberty") has been a related party of the Group, in that it controlled, directly or indirectly, more than 20% of the voting rights of the Group in 2002 and for the majority of 2003.

IDT Corporation is a related party of the Group, in that following its acquisition of Microsoft's holding in the Company on 23 May 2003, it controls, directly or indirectly, more than 20% of the voting rights of the Group. Prior to this date Microsoft was a related party of the Group, for the same reasons, during 2002 and up to 23 May 2003.

UKTV is a related party of the Group, as the Group owns 50% of UKTV's voting rights.

In 2001 Sit-Up Limited ("Sit-Up") became a related party when the Group sold its shareholding in Screenshop to Sit-Up in return for a 36.36% shareholding.

NATURE OF TRANSACTIONS
Transactions with related parties, other than those described in other notes to the financial statements were as follows:

The Group had no related party transactions with IDT.

The Group purchases software and consultancy services from Microsoft, on normal commercial terms. Purchases in the year ended 31 December 2003 amounted to (pound)nil (2002: (pound)1 million). The balance outstanding in respect of these purchases was (pound)nil at 31 December 2003 and 2002.

The Group has recharged overheads and costs incurred on their behalf to UKTV and Sit-Up of (pound)7 million and (pound)1 million respectively (2002: (pound)11 million and (pound)1 million respectively). The Group has also made a loan to UKTV. Interest charged on this loan was (pound)10 million (2002: (pound)12 million). Amounts due from UKTV and Sit-Up at 31 December 2003 were (pound)197 million and (pound)nil million respectively (2002: (pound)208 million and (pound)4 million respectively).


In the normal course of its business the Group purchases programming on normal commercial terms from UKTV. Purchases in the year ended 31 December 2003 were (pound)12 million (2002: (pound)13 million). The balance due to UKTV at 31 December 2003 was (pound)nil (2002: (pound)nil).

28 SUBSEQUENT EVENTS
The Group is renegotiating its bank facilities and debt financing arrangements. Further details of the proposed Financial Restructuring are included in the Operating and Financial Review.

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS
for the year ended 31 December 2003


29 PRINCIPAL SUBSIDIARY UNDERTAKINGS
Except where otherwise stated, the Company owns indirectly 100% of the ordinary share capital of the following principal subsidiary companies and holds indirectly a 100% interest in the following partnerships and joint ventures. The Company also indirectly owns preference shares in certain subsidiary companies, which are separately disclosed. The subsidiary companies are incorporated in Great Britain and registered in England and Wales except for the Scottish companies, being those companies indicated by *, which are registered in Scotland and companies indicated by **, which are registered in Jersey and companies indicated by **** which are registered in USA. The proportion of the ordinary shares held by the Group also represents the proportion of voting rights held by the Group with the exception of Cable Guide Limited in which the Group holds 83.34% of the voting rights.

The principal activities of these entities, unless otherwise indicated, are the building and operation of cable television and telephony networks in the United Kingdom or otherwise involved in the UK telecommunications industry. The principal activities of companies marked *** are engaged in the supply of entertainment content, interactive and transactional services.

All subsidiary undertakings have been included in the consolidated financial statements.


COMPANIES
-----------------------------------------------------------------------------------------------------------------
Telewest Global, Inc. ****  (directly held)                         Telewest Communications (Wigan) Limited
Telewest Finance (Jersey) Limited** (directly held)                 Telewest Carrier Services Limited
Telewest Communications Holdco Limited                              Telewest Communications (St. Helens & Knowsley)
  (Holding Company) (directly held)                                  Limited
Telewest Communications Networks Limited                            Birmingham Cable Limited
    (Management Company) (directly held)                            Middlesex Cable Limited
Flextech Limited*** (directly held)                                 Windsor Television Limited
Telewest UK Limited                                                 Cable Camden Limited
Cable Guide Limited                                                 Cable Hackney & Islington Limited
  (The Company owns indirectly 85% of the                           Cable Haringey Limited
  ordinary  shares and 80% of the cumulative                        Barnsley Cable Communications Limited
  convertible preference shares)                                    Bradford Cable Communications Limited
Telewest Communications (Central Lancashire)                        Limited Doncaster Cable Communications Limited
Telewest Communications (Cotswolds) Limited                         Halifax Cable Communications Limited
Telewest Communications (Cumbernauld) Limited*                      Rotherham Cable Communications Limited
Telewest Communications (Dumbarton) Limited*                        Sheffield Cable Communications Limited
Telewest Communications (Dundee & Perth) Limited*                   Wakefield Cable Communications Limited
Telewest Communications (East Lothian & Fife)                       Yorkshire Cable Communications Limited
    Limited*                                                        Telewest Communications (Telford) Limited
Telewest Communications (Falkirk) Limited*                          Telewest Communications (South West) Limited
Telewest Communications (Fylde & Wyre) Limited                      Imminus Limited
Telewest Communications (Glenrothes) Limited*                       Cable Enfield Limited
Telewest Limited                                                    Eurobell (Sussex) Limited
Telewest Communications Group Limited                               Eurobell (South West) Limited
    (Management Company)                                            Eurobell (West Kent) Limited
Telewest Communications (Liverpool) Limited                         Bravo TV Limited***
Telewest Communications (London South) Limited                      Flextech (1992) Limited***
Telewest Communications (Midlands) Limited                          Flextech Communications Limited***
Telewest Communications (Motherwell) Limited*                       Flextech Digital Broadcasting Limited***
Telewest Communications (North East) Limited                        Flextech Rights Limited***
Telewest Communications (North West) Limited                        Flextech Interactive Limited***
Telewest Communications (Publications) Limited                      Flextech Investments (Jersey) Limited**
Telewest Communications (Scotland) Limited*                         Flextech IVS Limited***
Telewest Communications (South East) Limited                        Flextech Television Limited***
Telewest Communications (South Thames Estuary)                      TVS Television Limited***
    Limited                                                         Flextech (Travel Channel) Limited***
Telewest Communications (Southport) Limited                         Flextech Homeshopping Limited***
Telewest Communications (Midlands & North West) Limited            (The Company owns indirectly 80% of the ordinary shares)


--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS
for the year ended 31 December 2003

29 PRINCIPAL SUBSIDIARY UNDERTAKINGS (CONTINUED)
COMPANIES (CONTINUED)


Florida Homeshopping Limited***                  Flextech Broadcasting Limited***
   (The Company owns indirectly 80% of the       Maidstone Broadcasting***
   ordinary shares)                              Minotaur International Limited***
UK Living Limited***                             Blue Yonder Workwise Limited
Flextech Broadband Limited***                    Network Gaming Consulting Limited
Interactive Digital Sales Limited***
-------------------------------------------------------------------------------------

PARTNERSHIPS                                           Principal place of business
-------------------------------------------------------------------------------------
Avon Cable Limited Partnership                         Bristol
Cotswolds Cable Limited Partnership                    Cheltenham
Edinburgh Cable Limited Partnership                    Edinburgh
Estuaries Cable Limited Partnership                    Basildon
London South Cable Partnership                         Croydon
Telewest Communications (North East) Partnership       Newcastle
Telewest Communications (South East) Partnership       Basildon
Tyneside Cable Limited Partnership                     Newcastle
United Cable (London South) Limited Partnership        Croydon
-------------------------------------------------------------------------------------

JOINT VENTURES                                                                       Principal place of business
-----------------------------------------------------------------------------------------------------------------
Avon Cable Limited Partnership and Telewest Communications (South West) Limited Joint Venture            Bristol
London South Cable Partnership and Telewest Communications (London South) Limited Joint
    Venture                                                                                              Croydon
Telewest Communications (Cotswolds) Venture                                                           Cheltenham
Telewest Communications (Scotland) Venture                                                             Edinburgh
-----------------------------------------------------------------------------------------------------------------

30 PRINCIPAL ASSOCIATED UNDERTAKINGS AND JOINT VENTURES
                                                                         Class of      Group        Country of
                               Business                                    shares      holding      incorporation
----------------------------------------------------------------------------------------------------------------------
Sit-Up Limited                  Operation of a number of television        Ordinary     30.93%       England and Wales
                                  shopping channels
Flextech Living Health Limited  Operation of interactive television
                                   channel                                 Ordinary       30%        England and Wales
Front Row Television Limited    Pay per view television                    Ordinary       50%        England and Wales
UK Channel Management Limited   Operation of a portfolio of television
                                  channels                                 Ordinary       50%        England and Wales
UK Gold Holdings Limited        Operation of a portfolio of television
                                  channels                                 Ordinary       50%        England and Wales
-----------------------------------------------------------------------------------------------------------------------

31 PRINCIPAL INVESTMENTS
Unless otherwise stated, all principal investments operate in the United
Kingdom, are incorporated in Great Britain and are registered in England and
Wales.
                                                                       Class of        Group        Country of
                             Business                                   shares         holding     incorporation
---------------------------------------------------------------------------------------------------------------------
Vis Entertainment Plc        Interactive games developer               Ordinary         7.05%       Scotland
Recommend Limited            Internet content provider                 Preference       3.44%      England and Wales
---------------------------------------------------------------------------------------------------------------------

AUDITOR'S REPORT
to the board of directors and shareholders of Telewest Communications plc


We have audited the accompanying consolidated balance sheets of Telewest Communications plc and subsidiaries (the Group) as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity/(deficit) and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements on pages 58 to 91 present fairly, in all material respects, the financial position of Telewest Communications plc and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in note 2 to the financial statements, the Group has suffered recurring losses, has a net shareholders deficit and is undergoing financial restructuring and this raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in note 3 to the consolidated financial statements, the 2002 consolidated financial statements have been restated.

As discussed in note 4 to the consolidated financial statements, the Group adopted SFAS 141, Business Combinations and SFAS 142, Goodwill and Other Intangible Assets, in 2002.

As discussed in note 4 to the consolidated financial statements, the Group changed its method of accounting for derivative instruments and hedging activities in 2001.


KPMG AUDIT PLC
Chartered Accountants
Registered Auditor
London, England

23 March 2004

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS
years ended December 31

                                                                                    2003        2003            2002           2001
                                                                                 (NOTE 2)                   Restated
                                                                Notes    $ MILLION(POUND)    MILLION(pound)  million (pound)million
-----------------------------------------------------------------------------------------------------------------------------------
REVENUE
Consumer Sales Division
Cable television                                                                     565         317             336            329
Consumer telephony                                                                   839         470             495            488
Internet and other                                                                   214         120              63             40
------------------------------------------------------------------------------------------------------------------------------------
                                                                                   1,618         907             894            857
Business Sales Division                                                              496         278             283            268
------------------------------------------------------------------------------------------------------------------------------------
TOTAL CABLE SEGMENT                                                                2,114       1,185           1,177          1,125
Content Segment                                                                      202         113             106            129
------------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                                                                      2,316       1,298           1,283          1,254
------------------------------------------------------------------------------------------------------------------------------------
OPERATING COSTS AND EXPENSES
Cable programming expenses                                                          (223)       (125)           (128)          (142)
Cable telephony expenses                                                            (344)       (193)           (218)          (235)
Content segment expenses                                                            (145)        (81)            (70)           (83)
Depreciation                                                                        (694)       (389)           (495)          (469)
Impairment of fixed assets                                                             -           -            (841)             -
------------------------------------------------------------------------------------------------------------------------------------
Cost of sales                                                                     (1,406)       (788)         (1,752)          (929)
Selling, general and administrative expenses                                        (874)       (490)           (526)          (497)
Amortization of goodwill                                                               -           -               -           (183)
Impairment of goodwill                                                                 -           -          (1,445)          (766)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                  (2,280)     (1,278)         (3,723)        (2,375)
------------------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT/(LOSS)                                                               36          20          (2,440)        (1,121)
OTHER INCOME/(EXPENSE)
Interest income (including(pound)11 million,
 (pound)12 million and(pound)15 million
  in 2003, 2002 and 2001, respectively,
  from joint ventures and associates)                              22                 43          24              19             15

Interest expense (including amortization of debt discount)                          (871)       (488)           (528)          (487)
Foreign exchange gains, net                                                          478         268              213            -
Share of net profit/(losses) of affiliates and impairment                              2           1            (118)          (216)
Other, net                                                                            14           8              36            (3)
Minority interests in losses
   of consolidated subsidiaries, net                                                   -           -               1             1
------------------------------------------------------------------------------------------------------------------------------------
LOSS BEFORE INCOME TAXES                                                            (298)       (167)         (2,817)        (1,811)
Income tax (charge)/benefit                                        17                (29)        (16)             28             70
------------------------------------------------------------------------------------------------------------------------------------
NET LOSS                                                                            (327)       (183)         (2,789)        (1,741)
------------------------------------------------------------------------------------------------------------------------------------

Basic and diluted loss per ordinary share                                         $(0.11) (POUND)(0.06)(pound)(0.97)   (pound)(0.60)
Weighted average number of ordinary shares outstanding (millions)                  2,874         2,874        2,873           2,880
------------------------------------------------------------------------------------------------------------------------------------

All income is derived from continuing operations.

See accompanying notes to the consolidated financial statements.

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET
years ended December 31

                                                                                        2003              2003             2002
                                                                                     (NOTE 2)                          Restated
                                                                      Notes        $ MILLION    (POUND)MILLION   (pound)million
--------------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                                                762               427              390
Secured cash deposits restricted for more than one year                  21               23                13               12
Trade receivables (net of allowance for doubtful accounts
    of (pound)13 million and(pound)12 million)                           12              203               114              120
Other receivables                                                         9               69                39               68
Prepaid expenses                                                                          29                16               27
-------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                   1,086               609              617
Investment in affiliates, accounted for under the equity
    method, and related receivables                                      10              646               362              376
Property and equipment (net of accumulated depreciation
    of (pound)3,542 million and(pound)3,196 million)                     11            4,320             2,421            2,598
Goodwill (net of accumulated amortization of(pound)2,593
   million and(pound)2,593 million)                                       6              798               447              447
Inventory                                                                14               48                27               28
Other assets (net of accumulated amortization and
   write-offs of(pound)82 million and(pound)76 million)                  13               41                23               29
-------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                           6,939             3,889            4,095
-------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' FUNDS
Accounts payable                                                                         175                98              110
Other liabilities                                                        15            1,443               809              633
Debt repayable within one year                                           16            9,433             5,287            5,444
Capital lease obligations repayable within one year                                      159                89               77
--------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                             11,210             6,283            6,264
Deferred tax                                                             17              193               108               85
Debt repayable after more than one year                                  16               11                 6                6
Capital lease obligations repayable after more than one
   year                                                                                   91                51              127
-------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                     11,505             6,448            6,482
-------------------------------------------------------------------------------------------------------------------------------
MINORITY INTERESTS                                                                        (2)               (1)             (1)
-------------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' (DEFICIT)/EQUITY
Ordinary shares, 10 pence par value; 4,300 million
  authorized; 2,874 million and 2,873 million issued
  in 2003 and 2002 respectively                                                          512               287              287
Limited voting convertible ordinary shares, 10 pence par
  value; 300 million authorized; 82 million and 82 million
  outstanding in 2003 and 2002 respectively                                               14                 8                8
Additional paid in capital                                                             7,535             4,223            4,223
Accumulated deficit                                                                  (12,625)           (7,076)          (6,893)
Accumulated other comprehensive loss                                     20                -                 -              (11)
--------------------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' DEFICIT                                                           (4,564)           (2,558)          (2,386)
--------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                             6,939             3,889            4,095
--------------------------------------------------------------------------------------------------------------------------------

Commitments and contingencies                                            21


See accompanying notes to the consolidated financial statements.

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
years ended December 31

                                                                       2003             2003             2002              2001
                                                                    (NOTE 2)                         Restated
                                                                  $ MILLION   (POUND)MILLION   (pound)million    (pound)million
--------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                               (327)            (183)          (2,789)           (1,741)
Adjustments to reconcile net loss to net cash provided
    by operating activities
Depreciation                                                            694              389              495               469
Impairment of fixed assets                                                -                -              841                 -
Amortization of goodwill                                                  -                -                -               183
Impairment of goodwill                                                    -                -            1,445               766
Amortization and write off of deferred financing costs and
   issue discount on Senior Discount Debentures                         166               93              114                99
Deferred tax charge/(credit)                                             41               23              (28)              (70)
Unrealized gains on foreign currency translation                       (478)            (268)            (213)              (10)
Non-cash accrued share based compensation (credit)/cost                   -                -               (1)                1
Share of net (profits)/losses of affiliates and impairment               (2)              (1)             (10)              216
(Profit)/loss on disposal of assets                                     (14)              (8)              92                 4
Minority interests in losses of consolidated subsidiaries                 -                -                -                (1)

Changes in operating assets and liabilities, net of effect of acquisition of subsidiaries
Change in receivables                                                    50               28               19                25
Change in prepaid expenses                                               18               10                6                 6
Change in accounts payable                                              (18)             (10)              17                 3
Change in other liabilities                                             424              238              100                62
Change in other assets                                                   (5)              (3)              15                 1
--------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                               549              308              103                13
--------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid for property and equipment                                   (406)            (228)            (448)             (548)
Cash paid for acquisition of subsidiaries, net of cash
acquired                                                                 (2)              (1)               -                (6)
Additional investments in and loans to affiliates                         -                -                -               (26)
Repayment of loans made to joint ventures, net                           12                7                9                 9
Proceeds from disposal of assets                                          -                -                1                 2
Disposal of subsidiary undertaking, net of cash disposed                  -                -               14                 8
Disposal of associate undertaking, net of cash disposed                  18               10               59                 -
--------------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                  (378)            (212)            (365)             (561)
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED) years ended December 31


                                                                                  2003        2003            2002            2001
                                                                               (NOTE 2)                   Restated
                                                                       $ MILLION(POUND)    MILLION   (pound)million (pound)million
----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of share options                                              -          -                 -              6
Proceeds from issue of Accreting Convertible Notes 2003                              -          -                 -             30
Issue costs of Notes and credit facility arrangement costs                           -          -                 -            (41)
Net proceeds from maturity of forward contracts                                      -          -                76              -
(Placement)/release of restricted deposits                                          (2)        (1)                8             (8)
Repayments from borrowings under old credit facilities                              (2)        (1)               (2)          (824)
Repayment of SMG equity swap                                                         -          -               (33)             -
Proceeds from borrowings under new credit facilities                                 -          -               640          1,393
Capital element of finance lease repayments                                       (101)       (57)              (51)           (54)
----------------------------------------------------------------------------------------------------------------------------------
NET CASH (USED)/PROVIDED BY FINANCING ACTIVITIES                                  (105)       (59)              638            502
----------------------------------------------------------------------------------------------------------------------------------
Net increase/(decrease) in cash and cash equivalents                                66         37               376           (46)
Cash and cash equivalents at beginning of year                                     696        390                14            60
----------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                           762        427               390            14
----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY/(DEFICIT) AND COMPREHENSIVE LOSS

                                                      Limited     Shares   Additional           Other
                                           Ordinary    voting    held in      paid-in   Comprehensive  Accumulated
                                             shares    shares      trust      capital            loss      deficit      Total
                                             (pound)   (pound)    (pound)     (pound)          (pound)      (pound)    (pound)
                                            million   million    million      million         million      million    million
------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2000                    288         6        (2)        4,216               -       (2,363)     2,145
Unrealised gain/(loss) on derivative
 financial instruments:
  Cumulative effects of accounting change         -         -         -             -             (16)           -        (16)
  Amounts reclassified into earnings              -         -         -             -              (5)           -         (5)
  Current period increase in fair value           -         -         -             -              57            -         57
Net loss                                          -         -         -             -               -       (1,741)    (1,741)
                                                                                                                       -------
TOTAL COMPREHENSIVE LOSS                                                                                               (1,705)
Unrealised gain on deemed partial
  disposal of investment                          -         -         -             -               1            -          1
Ordinary shares issued on exercise of
  share options                                   1         -         1             6               -            -          8
Gain on retranslation of investment in an
  overseas subsidiary                             -         -         -             1               -            -          1
Redesignation of ordinary shares                 (2)        2         -             -               -            -          -
Accrued share based compensation cost             -         -         -             1               -            -          1
-------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2001                    287         8        (1)        4,224              37       (4,104)       451
Unrealised gain/(loss) on derivative
  financial instruments:
  Amounts reclassified into earnings              -         -         -             -             (48)           -        (48)
Net loss (restated)                               -         -         -             -               -       (2,789)    (2,789)
                                                                                                                       -------
TOTAL COMPREHENSIVE LOSS (RESTATED)                                                                                    (2,837)
Accrued share based compensation
   cost/(credit)                                  -         -         1            (1)              -            -          -
-------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2002 (RESTATED)         287         8         -         4,223             (11)      (6,893)    (2,386)
Unrealised gain/(loss) on derivative
  financial instruments:
  Amounts reclassified into earnings              -         -         -             -              11            -         11
Net loss                                          -         -         -             -               -         (183)      (183)
                                                                                                                       --------
TOTAL COMPREHENSIVE LOSS                                                                                                 (172)
-------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2003                    287         8         -         4,223               -       (7,076)    (2,558)
-------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS years ended December 31, 2003, 2002 and 2001

1 ORGANIZATION AND HISTORY Telewest Communications plc ("the Company") and its subsidiary undertakings (together "the Group") provide cable television, telephony and internet services to business and residential customers in the United Kingdom ("UK"). The Group derives its cable television revenues from installation fees, monthly basic and premium service fees and advertising charges. The Group derives its telephony revenues from connection charges, monthly line rentals, call charges, special residential service charges and interconnection fees payable by other operators. The Group derives its internet revenues from installation fees and monthly subscriptions to its internet service provider. The cable segment represents 91% of the Group's revenue.

The Group is also engaged in broadcast media activities, being the supply of entertainment content, interactive and transactional services to the UK pay-television broadcasting market. The content segment accounts in 2003 for approximately 9% of the Group's revenue.

2 BASIS OF PREPARATION
The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Group's significant estimates and assumptions include capitalisation of labor and overhead costs; impairment of goodwill and long-lived assets (see note 6); and accounting for debt and financial instruments (see note 5). Actual results could differ from those estimates.

The financial statements are prepared on a going concern basis, which the directors believe to be appropriate for the following reasons:

Following the directors' decision on September 30, 2002 not to pay the interest on certain of the Group's bonds and other hedging instruments, the Group is now in default of its bonds and its Senior Secured Facility.

These liabilities are now due for repayment in full and the Group is negotiating with its bondholder creditors (the "Scheme Creditors") and bank facility creditors ("Senior Lenders") to effect a reorganization of the Group's debt. This will involve, among other things, the conversion of bond debt to equity and the renegotiation of existing bank facilities. The directors believe the amended facilities will provide the Group with sufficient liquidity to meet the Group's funding needs after completion of the Financial Restructuring. Further details of the planned Financial Restructuring are included below. In order for the Financial Restructuring to be effective, the Scheme Creditors need to approve the plans by the relevant statutory majority. In addition, the Group's shareholders need to approve the transfer of substantially all the Group's assets in connection with the Financial Restructuring.

The directors are of the opinion that the status of negotiations of the Financial Restructuring will lead to a successful outcome and that this is sufficient grounds for issuing the annual financial statements under the assumption of going concern.

The effect on the financial statements as presented, of the going concern basis of preparation being inappropriate, is principally that the book value of tangible fixed assets and investments would be restated from their present value in use to a net realizable value. While the directors believe that the net realizable values would be lower than the current value in use there is insufficient information available for the directors to quantify the difference.

The Group faces the following significant risks and uncertainties about:

o    its continued ability to raise finance to fund its operations;

o its successful execution of its long term business plan, which in turn will affect the Group's ability to raise further finance under the Senior Secured Facility (see note 16); and

o the need to meet financial and other covenants relating to debt instruments which have already been issued.

The economic environment in which the Group operates is the United Kingdom, and therefore its reporting currency is sterling ((pound)). Certain financial information for the year ended December 31, 2003 has been translated into US dollars ($), with such US dollar amounts being unaudited and presented solely for the convenience of the reader, at the rate of $1.7842 = (pound)1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on December 31, 2003. The presentation of the US dollar amounts should not be construed as a representation that the sterling amounts could be so converted into US dollars at the rate indicated or at any other rate.

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS years ended December 31, 2003, 2002 and 2001

2 BASIS OF PREPARATION (CONTINUED)
FINANCIAL RESTRUCTURING
On September 30, 2002 the Company announced that it had reached a non-binding preliminary agreement relating to a restructuring of its balance sheet with an ad hoc committee of its bondholders (the "Bondholder Committee"). That agreement provided for the cancellation of all outstanding notes and debentures (the "Notes") (approximately (pound)3,500 million) and certain other unsecured foreign exchange hedge contracts (the "Hedge Contracts") (approximately (pound)33 million) in exchange for new ordinary shares (the "New Shares") representing 97% of the Company's issued share capital immediately after the Financial Restructuring. Under that agreement the Company's current ordinary shareholders would have received the remaining 3% of its issued ordinary share capital.

The Company also announced on September 30, 2002 that it was deferring payment of interest under certain of its Notes and the amounts due on the settlement of the Hedge Contracts. Such non-payment continues and has resulted in defaults under the existing Senior Secured Facility and the bonds. Based on one such default, in respect of non-payment of approximately (pound)10.5 million to a Hedge Contract counter-party, that counter-party has filed a petition with a UK Court to wind the Company up. The Company intends to deal with this claim as part of the overall restructuring of its unsecured debt obligations and does not believe that the legal action will significantly delay or impede the Financial Restructuring process. The Company expects to meet its obligations to its suppliers and trade creditors and this legal action is expected to have no impact on its customer service.

On January 15, 2003, the Company announced that it had reached a non-binding agreement with respect to the terms of amended and restated credit facilities with both the steering committee of its Senior Lenders and the Bondholder Committee. In addition, the terms of these facilities had received credit committee approval, subject to documentation and certain other issues, from all of its Senior Lenders, save for those banks which are also creditors by virtue of the unsecured hedge contracts with which the Company will deal in the overall Financial Restructuring. These amended facilities will replace the existing Senior Secured Facility and are conditional on various matters, including the satisfactory finalization of arrangements for dealing with foreign exchange creditors and the completion of the balance sheet restructuring. These amended credit facilities will provide the Company with substantial liquidity, which is expected to be sufficient to satisfy cashflow requirements after completion of the Financial Restructuring.

On March 14, 2003, the Group notified the Senior Lenders that, as a result of two non-recurring items, an adverse VAT decision and legal and professional costs associated with the Financial Restructuring, and their impact on net operating cash flow, the Group would breach certain financial covenants under the existing Senior Secured Facility in respect of the quarter ended December 31, 2002. On May 16, 2003, the Group further notified the Senior Lenders that it was in breach of financial covenants for the three-month period ended March 31, 2003 (two covenants breached) due to continuing fees paid in connection with the Financial Restructuring and the tightening of covenants.

On June 9, 2003, the Company announced that it had been notified by the Bondholder Committee that, in order to obtain the support of certain of the bondholders, the Bondholder Committee had requested certain changes to the economic and other terms of the preliminary non-binding agreement relating to the Financial Restructuring with the Bondholder Committee, as announced on September 30, 2002.

On June 17, 2003, representatives of the Bondholder Committee provided the Company with a new proposal for the terms of the Financial Restructuring.

On July 28, 2003, the Company announced that it expected the final terms of the Financial Restructuring to provide that ordinary shareholders will receive 1.5% of the issued share capital immediately following the Financial Restructuring.

On November 26, 2003, the Company commenced the formal implementation of the Financial Restructuring by causing Telewest Global, Inc., a Delaware incorporated subsidiary that is expected to become the holding company of the Telewest group post-restructuring, to file a registration statement with the US Securities and Exchange Commission (the "SEC").

On January 20, 2004, the Company announced that it had caused Telewest Global, Inc. to file an amended registration statement with the SEC.

The Company continues to engage in negotiations with its bondholders, Senior Lenders and certain other major stakeholders and the directors believe that a final agreement will be achieved in due course.

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS years ended December 31, 2003, 2002 and 2001

3 RESTATEMENT
Subsequent to the issuance of the Group's consolidated financial statements as of and for the year ended December 31, 2002, the Group determined the need to adjust the classification of debt previously reflected as non-current in the consolidated balance sheet at December 31, 2002 and write off deferred financing costs as at December 31, 2002 relating to the restated debt. The adjustment of debt reclassifies (pound)1,792 million from non-current "Debt repayable after more than one year" to "Debt repayable within one year". The write off of deferred financing costs decreases other assets and increases interest expense and net loss as of and for the year ended December 31, 2002 by (pound)11 million. There was no impact on the 2001 Consolidated Financial Statements.

These adjustments have been made because the Company recently determined that the effect of non-payment of a Hedge Contract of (pound)10.5 million in 2002 triggered a default on an additional (pound)1,792 million of bond debt as at December 31, 2002.

The Group also determined the need to accrue additional interest of (pound)2 million relating to additional interest for bonds in default as at December 31, 2002. This adjustment increases interest expense, net loss, and other liabilities by (pound)2 million as of and for the year ended December 31, 2002.


BALANCE SHEET (IN(POUND)MILLIONS)                                                             RESTATED IMPACT ON
                                                                                               DECEMBER 31, 2002
---------------------------------------------------------------------------------------------------------------------
                                                                                         As Reported     As Restated
Other assets                                                                                      40              29
Total assets                                                                                   4,106           4,095
Debt repayable within one year                                                                 3,652           5,444
Other liabilities                                                                                631             633
Total current liabilities                                                                      4,393           6,264
Debt repayable after more than one year                                                        1,798               6
Accumulated deficit                                                                           (6,880)         (6,893)
Total shareholders' deficit                                                                   (2,373)         (2,386)
---------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF OPERATIONS (IN(POUND)MILLIONS, EXCEPT PER SHARE DATA)                  RESTATED IMPACT
                                                                                                FOR THE YEAR ENDED
                                                                                                 DECEMBER 31, 2002
---------------------------------------------------------------------------------------------------------------------
                                                                                         As Reported     As Restated
Interest expense                                                                                (515)           (528)
Net loss                                                                                      (2,776)         (2,789)
Basic and diluted loss per ordinary share                                               (pound)(0.97)   (pound)(0.97)
---------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY/(DEFICIT) AND COMPREHENSIVE LOSS                 RESTATED IMPACT ON
(IN (POUND) MILLIONS)                                                                            DECEMBER 31, 2002
---------------------------------------------------------------------------------------------------------------------
                                                                                         As Reported     As Restated
Total comprehensive loss                                                                      (2,824)         (2,837)
---------------------------------------------------------------------------------------------------------------------


4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and those of its majority owned subsidiaries. All significant inter-company accounts and transactions have been eliminated upon consolidation. All acquisitions have been accounted for under the purchase method of accounting. Under this method, the results of subsidiaries and affiliates acquired in the year are included in the consolidated statement of operations from the date of acquisition.

IMPAIRMENT OF LONG LIVED ASSETS AND GOODWILL
The Group applies Statement of Financial Accounting Standard ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Group adopted, from January 1, 2002 SFAS 144, which requires that long-lived assets and certain identifiable intangibles, including goodwill, to be held and used by an entity, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Indications of impairment are determined by reviewing undiscounted projected future cash flows. If impairment is indicated, the amount of the impairment is the amount by which the carrying value exceeds the fair value of the assets.

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS years ended December 31, 2003, 2002 and 2001

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
BUSINESS COMBINATIONS AND GOODWILL AND OTHER INTANGIBLE ASSETS
In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 141, Business Combinations and SFAS 142, Goodwill and Other Intangible Assets. SFAS 141 requires all business combinations undertaken after June 30, 2001 to be accounted for using the purchase method. Under SFAS 142, goodwill arising from business combinations and intangible assets with indefinite lives are no longer amortized but are subject to annual review for impairment (or more frequently should indications of impairment arise). Goodwill associated with equity method investments will also no longer be amortized upon adoption of SFAS 142, but will be subject to impairment testing as part of the investment to which it relates in accordance with Accounting Principles Board Opinion ("APB") No.18, The Equity Method of Accounting for Investments in Common Stock. Separable intangible assets that do not have indefinite lives will continue to be amortized over their estimated useful lives and will be subject to review for impairment in accordance with SFAS 144. The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. Prior to July 1, 2001, goodwill and intangible assets were amortized on a constant basis over 20 years. No such amortization has been expensed since December 31, 2001. As of January 1, 2002 the Group had (pound)2,199 million of unamortized goodwill, (pound)1,892 million of which related to business combinations and (pound)307 million of which related to equity method investments.

Impairment under SFAS 142 is measured using a two-step approach, initially based on a comparison of the reporting unit's fair value to its carrying value; if the fair value is lower, then the second step compares the implied fair value of the goodwill with its carrying value to determine the amount of the impairment. In connection with SFAS 142's transitional goodwill impairment evaluation, the Statement required the Company to perform an assessment of whether there was an indication that goodwill was impaired as of the date of adoption of January 1, 2002. The Company compared the individual carrying value of its two reporting units, Cable and Content, to their respective fair values. The fair values of the respective reporting units were determined from an analysis of discounted cash flows based on the Company's budgets and long range plan. The discounted cash flow analysis was performed at a reporting unit level. At January 1, 2002 the fair values of both reporting units were greater than their respective carrying values and therefore the adoption of SFAS 142 on January 1, 2002, had no impact on the Company's financial position or results of operations. The Group carries out its annual impairment review during the fourth quarter consistent with the annual budgetary timetable.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents include highly liquid investments with original maturities of three months or less that are readily convertible into cash.

DERIVATIVES AND HEDGING
At January 1, 2001 the Company adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 137, SFAS 138 and SFAS
149. SFAS 133 established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires the recognition at fair value of all derivative instruments as assets or liabilities in the Company's balance sheet. The accounting treatment of changes in fair value is dependent upon whether or not a derivative instrument is designated a hedge and if so, the type of hedge and its effectiveness as a hedge. For derivatives, which are not designated as hedges, changes in fair value are recorded immediately in earnings.

For derivatives designated as cash flow hedges, changes in fair value on the effective portion of the hedging instrument are recorded within other comprehensive income ("OCI") until the hedged transaction occurs and are then recorded within earnings. Changes in the ineffective portion of a hedge are recorded in earnings. For derivatives designated as fair value hedges, changes in fair value are recorded in earnings. The Group has not, however, had any fair value hedges since the adoption of SFAS 133.

The Group discontinues hedge accounting for derivative financial instruments when it is determined that the derivative instrument is no longer effective in offsetting changes in the cash flows of the hedged item; the derivative instrument expires or is sold; the derivative instrument is no longer designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur; a hedged firm commitment no longer meets the definition of a firm commitment; or its management determines that designation of the derivative instrument as a hedging instrument is no longer appropriate. The tests for determining the effectiveness of a cash flow hedge compare on a strict basis the amount and timing of cash flows on the underlying economic exposure with the cash flows of the derivative instrument.

Upon discontinuation of cash flow hedge accounting, the net gain or loss attributable to the hedging instrument, which has been reported in OCI to the date of discontinuation, continues to be reported in OCI until the date the hedged transaction impacts earnings. This occurs unless it is probable that the hedged transaction will not occur by the end of the originally specified time period. If the hedged transaction is not expected to occur, the net gain or loss is reclassified from OCI to earnings upon discontinuation.

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS years ended December 31, 2003, 2002 and 2001

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
DERIVATIVES AND HEDGING (CONTINUED)
Prior to adoption of SFAS 133 the Group had the following accounting policies in respect of financial instruments. Foreign currency forward contracts, options and swaps, which were used to reduce the exchange risk on the principal amounts and early call premiums on certain foreign currency borrowings, were recorded on the balance sheet at their fair value. Gains and losses arising from changes in fair value were recorded concurrently within earnings. Such gains and losses were offset against gains and losses arising from retranslating the principal amounts of the foreign currency borrowings.

The Group also used foreign currency forward contracts and cross currency interest rate swaps to reduce its exposure to adverse changes in exchange rates associated with the interest payments on certain foreign currency borrowings. Such foreign currency forward contracts and cross currency interest rate swaps were accounted for using the accruals method. The Group also used interest rate swap agreements and an interest rate collar to manage interest rate risk on the Group's borrowings. Net income or expense resulting from the differential between exchanging floating and fixed interest payments was recorded within the consolidated statement of operations on an accruals basis from the effective date of the interest rate swap agreements and interest rate collar.

INVESTMENTS
Generally, investments in partnerships, joint ventures and subsidiaries in which the Group's voting interest is 20% to 50%, and others where the Group has significant influence, are accounted for using the equity method. Investments which do not have a readily determinable fair value, in which the Group's voting interest is less than 20%, and in which the Group does not have significant influence, are carried at cost and written down to the extent that there has been an other-than-temporary diminution in value. The Group accounts for certain investments in which the Group's ownership is greater than 50% using the equity method. This method is used for such subsidiaries where the minorities have substantive participating rights such as veto over key operational and financial matters and equal representation on the board of directors.

The Group reviews the carrying values of its investments in affiliates, including any associated goodwill, to ensure that the carrying amount of such investments are stated at no more than their recoverable amounts. The Group assesses the recoverability of its investments by determining whether the carrying value of the investments can be recovered through projected discounted future operating cash flows (excluding interest) of the operations underlying the investments. The assessment of the recoverability of the investments will be impacted if projected future operating cash flows are not achieved. The amount of impairment, if any, is measured based on the projected discounted future operating cash flows using a rate commensurate with the risks associated with the assets.

ADVERTISING COSTS
Advertising costs are expensed as incurred. The amount of advertising costs expensed was (pound)41 million, (pound)52 million, and (pound)48 million for the years ended December 31, 2003, 2002, and 2001, respectively.

PROPERTY AND EQUIPMENT
Property and equipment is stated at cost. Depreciation is provided to write off the cost, less estimated residual value, of property and equipment by equal installments over their estimated useful economic lives as follows:


Freehold and long leasehold buildings        50 years                 Other equipment
                                             20 years                   Office furniture and fittings  5 years
Electronic equipment                                                    Motor vehicles                 4 years
    System electronics                        8 years
    Switching equipment                       8 years
    Subscriber electronics                    5 years
    Headend, studio, and playback
    facilities                                5 years


--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS years ended December 31, 2003, 2002 and 2001

The Group accounts for costs, expenses and revenues applicable to the construction and operation of its cable systems in accordance with SFAS 51, Financial Reporting by Cable Television Companies. Initial subscriber installation costs are capitalized and depreciated over the life of the network.

DEFERRED FINANCING COSTS
Direct costs incurred in raising debt are deferred and recorded on the consolidated balance sheet in other assets. The costs are amortized to the consolidated statement of operations at a constant rate to the carrying value of the debt over the life of the obligation. Deferred financing costs in respect of debt in default which the Group does not expect to service are written off immediately to the consolidated statement of operations when there is no realistic prospect of rolling over the associated debt.

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
MINORITY INTERESTS
Recognition of the minority interests' share of losses of consolidated subsidiaries is limited to the amount of such minority interests' allocatable portion of the equity of those consolidated subsidiaries.

FOREIGN CURRENCIES
Transactions in foreign currencies are recorded using the rate of exchange in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange prevailing at the balance sheet date and the gains or losses on translation are included in the consolidated statement of operations.

REVENUE RECOGNITION
Revenues are recognized as network communication services are provided. Credit risk is managed by disconnecting services to customers who are delinquent. Connection and activation fees relating to cable television, telephony and internet customers are recognized in the period of connection to the extent that such fees are less than direct selling costs. Any excess connection and activation fees over direct selling costs incurred are deferred and amortized over the expected customer life. This revenue recognition policy is consistent with SFAS 51.

Occasionally the Group sells capacity on its network to other telecommunications providers. Sales of capacity are accounted for as sales-type leases, operating leases, or service agreements depending on the terms of the transaction. If title is not transferred or if the other requirements of sales-type lease accounting are not met, revenues are recognized rateably over the term of the agreement.

Programming revenues are recognized in accordance with Statement of Position ("SOP") 00-2, Accounting by Producers or Distributors of Films. Revenue on transactional and interactive sales is recognized as and when the services are delivered. Advertising sales revenue is recognized at estimated realizable values when the advertising is aired.

RECOGNITION OF CONTRACT COSTS
Certain of the sales of network capacity referred to above involve the Group constructing new capacity. Where the Group retains some of this new capacity, either for subsequent resale or for use within the business, then an element of the construction costs is retained within inventory or equipment, respectively. The allocation of construction costs between costs expensed to the consolidated statement of operations and costs capitalized within inventory or equipment is based upon the ratio of capacity to be sold and to be retained.

PENSION COSTS
The Group operates a defined contribution pension scheme (the Telewest Communications Pension Plan) or contributes to third-party schemes on behalf of employees. The amount included in expenses in 2003, 2002 and 2001 of (pound)10 million, (pound)11 million and (pound)10 million, respectively, represents the contributions payable to the selected schemes in respect of the relevant accounting periods. The Group has no obligation to fund third party pension schemes.

INCOME TAXES
Under the asset and liability method of SFAS 109, Accounting for Income Taxes, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered.

The Group recognizes deferred tax assets only where it is more likely than not that the benefit will be realized through future taxable income. Otherwise a valuation allowance is established to provide against deferred tax assets.

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS years ended December 31, 2003, 2002 and 2001


4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
SHARE-BASED COMPENSATION
SFAS 123, Accounting for Stock-Based Compensation, encourages, but does not require, companies to record compensation costs for share-based employee compensation plans at fair value. The Group has chosen to continue to account for share-based compensation using the intrinsic value method prescribed in APB 25, Accounting for Stock Issued to Employees and related interpretations. Accordingly, compensation cost for fixed plan share options is measured as the excess, if any, of the quoted market price of the Company's shares at the date of the grant over the amount an employee must pay to acquire the shares. Compensation cost for variable plan share options is measured each period using the intrinsic value method until the variable or performance features of the plan become fixed. Compensation expense is recognized over the applicable vesting period.

Shares purchased by the trustees in connection with the Telewest Restricted Share Scheme and certain LTIP awards, are valued at cost and are reflected as a reduction of shareholders' equity in the consolidated balance sheet. This equity account is reduced when the shares are issued to employees based on the original cost of the shares to the trustees.

During 2003 and 2002, no options or awards were granted over any ordinary shares of the Company.

If compensation costs for share option grants and awards under the RSS, LTIP, Executive Option Schemes and EPP had been determined based on their fair value at the date of grant for 2001 consistent with the method prescribed by SFAS 123, the Group's net loss and basic and diluted loss per share would have been adjusted to the pro forma amounts set out below:

                                                                                  2003              2002             2001
                                                                                                Restated
                                                                       (POUND) MILLION   (pound) million  (pound) million
--------------------------------------------------------------------------------------------------------------------------
Net loss
    as reported                                                                  (183)            (2,789)          (1,741)
    pro forma                                                                    (183)            (2,766)          (1,750)
--------------------------------------------------------------------------------------------------------------------------

                                                                                 PENCE             Pence           Pence
--------------------------------------------------------------------------------------------------------------------------
Basic and diluted loss per share
    as reported                                                                    (6)               (97)             (60)
    pro forma                                                                      (6)               (96)             (61)
--------------------------------------------------------------------------------------------------------------------------


The fair value of each option grant in all plans was estimated as at the date of grant using a Black-Scholes option-pricing model. The model used a weighted-average, risk-free interest rate of 5.5% for grants in 2001 and an expected volatility of 55%. The Group does not expect to pay a dividend on its ordinary shares at any time during the expected life of any outstanding option. The Group expects options to be held until maturity.

EARNINGS PER SHARE
Basic earnings per share has been computed by dividing net loss available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed by adjusting the weighted average number of ordinary shares outstanding during the year for all dilutive potential ordinary shares outstanding during the year and adjusting the net loss for any changes in income or loss that would result from the conversion of such potential ordinary shares. There is no difference in net loss and number of shares used for basic and diluted net loss per ordinary share, as potential ordinary share equivalents for employee share options and convertible debt are not included in the computation as their effect would be to decrease the loss per share. The number of potential ordinary shares was 393 million, in 2003, 2002 and 2001, respectively.

INVENTORIES
Inventories of equipment, held for use in the maintenance and expansion of the Group's telecommunications systems, are stated at cost, including appropriate overheads, less provision for deterioration and obsolescence. Network capacity and ducting held for resale are stated at the lower of cost and net realizable value.

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS years ended December 31, 2003, 2002 and 2001

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
NEW ACCOUNTING STANDARDS APPLICABLE TO THE GROUP
SFAS 143 ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS
In July 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations. SFAS 143, which is effective for fiscal years beginning after June 15, 2002, requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, an entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

The Group has evaluated its legal retirement obligations in relation to all of its tangible long-lived assets and specifically in relation to the buildings that it occupies and its network assets. Buildings, which are held under operating leases, do not specify a fixed refurbishment payment, but instead specify a standard of physical restoration for which the Group is responsible. The Group attempts to maintain properties on an ongoing basis to the standard required by the lease and consequently would not expect to have significant additional retirement obligations in respect of its leased properties. Also the Group believes that it has no legal or constructive retirement obligations in relation to its network assets, all located in the United Kingdom, as there is no legal requirement for Telewest to retire such assets. The Group does not therefore believe the adoption of SFAS 143 has a material impact on the financial statements.

SFAS 146 ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES
In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002, and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 applies to costs associated with an exit activity that do not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS 144 Accounting for the Impairment or Disposal of Long-Lived Assets. The Group does not believe the adoption of this statement will have an impact on its financial position or results of operations for future exit or disposal activities.

SFAS 148 ACCOUNTING FOR STOCK-BASED COMPENSATION--TRANSITION AND DISCLOSURE
An amendment of SFAS 123, Accounting for Stock-Based Compensation, is effective for the Group for the year ended December 31, 2002. SFAS 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The Statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results and that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. Telewest has adopted the disclosure provisions of the Statement in these financial statements. The Group has not adopted the fair value based method of accounting for stock-based employee compensation and still accounts for these in accordance with APB Opinion 25, Accounting for Stock Issued to Employees.

SFAS 149 AMENDMENT OF STATEMENT 133 ON DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES On April 30, 2003, the FASB issued SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends FASB Statement No.133, Accounting for Derivative Instruments and Hedging Activities, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other FASB projects that address financial instruments, and (3) implementation issues related to the definition of a derivative.

SFAS 149 has multiple effective date provisions depending on the nature of the amendment to Statement 133, and the Group is currently considering its potential effect on its financial statements.

SFAS 150 ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY On May 15, 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.

SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003. For unmodified financial instruments existing at May 31, 2003, SFAS 150 is effective at the beginning of the first interim period beginning after June 15, 2003. The Group does not expect the new standard to have a significant effect on its financial statements.

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS years ended December 31, 2003, 2002 and 2001


4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
NEW ACCOUNTING STANDARDS APPLICABLE TO THE GROUP (CONTINUED)
OTHER NEW STANDARDS
In November 2002, the Emerging Issues Task Force issued its consensus on EITF 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21) on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF, in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) the delivered item(s) has value to the customer on a standalone basis,
(2) there is objective and reliable evidence of the fair value of the undelivered item(s), and (3) if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. The guidance in this Issue is effective for revenue arrangements entered into in interim periods beginning after June 15, 2003. The adoption of EITF 00-21 has had no material impact on the Group's financial statements.

In November 2002, the FASB issued FASB Interpretation 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45), which addresses the disclosure to be made by a guarantor in its financial statements about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees. It requires the guarantor to recognize a liability for the non-contingent component of the guarantee, which is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The Group has adopted the disclosure requirements and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002. To date the Company has not entered into or modified any guarantees.

In January 2003, the FASB issued FASB Interpretation 46, Consolidation of Variable Interest Entities (FIN 46) which interprets Accounting Research Bulletin (ARB) 51, Consolidated Financial Statements. FIN 46 clarifies the application of ARB 51 with respect to the consolidation of certain entities (variable interest entities - VIEs) to which the usual condition for consolidation described in ARB 51 does not apply because the controlling financial interest in VIEs may be achieved through arrangements that do not involve voting interests. In addition, FIN 46 requires the primary beneficiary of VIEs and the holder of a significant variable interest in VIEs to disclose certain information relating to their involvement with the VIEs. The provisions of FIN 46 apply immediately to VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. FIN 46 applies in the first fiscal year beginning after June 15, 2003, to VIEs in which an enterprise holds a variable interest that it acquired before February 1, 2003. To comply with the transitional provisions of FIN 46, the Group has evaluated its exisiting structures to determine whether it is reasonably likely that it would be required to consolidate or disclose information about a VIE's nature, purpose, size and activities, together with the Group's maximum exposure to loss. The Group is also required to disclose the anticipated impact of adoption of FIN 46 on its financial statements.

The Group has 50% joint venture interests in two affiliates, UKTV, a joint venture with the BBC, and Front Row Television Limited ("Front Row"), a joint venture with NTL, both of which are accounted for under the equity method. Management believes that both UKTV and Front Row are businesses as defined by EITF 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business, and FIN 46, Consolidation of Variable Interest Entities (Revised December 2003), and, accordingly, does not consider that either consolidation or additional disclosures are required. The Group does not therefore believe that the impact of the adoption of FIN 46 will have a material effect on its financial statements.

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS years ended December 31, 2003, 2002 and 2001

5 FINANCIAL INSTRUMENTS
The Group holds derivative financial instruments solely to hedge specific risks and does not hold such instruments for trading purposes. During 2002 derivatives were held to hedge against the variability in cash flows arising from the effect of fluctuations of the GBP:USD exchange rate on the Group's US Dollar-denominated debt. During 2003 and 2002 derivatives were held to hedge against changes in interest rates on its variable rate bank debt.

The Group maintains risk management control systems to monitor currency exchange and interest rate risk attributable to forecasted debt principal payments and interest rate exposure.

CASH FLOW HEDGES
HEDGES OF US DOLLAR-DENOMINATED DEBT
The Group has issued US Dollar-denominated debt instruments with a range of maturities. The Group previously hedged the principal amounts of these instruments up to their first call dates or other such dates where the Group may at its option redeem the instrument before maturity.

The Group has increased its foreign exchange risk since the discontinuation of hedge accounting as described below. The Group continues to monitor this risk until the Financial Restructuring is completed when the US Dollar-denominated debt instruments will be swapped for equity and the foreign exchange risk is minimised.

In the three-month period ended March 31, 2002, the Group determined that it was probable that forecasted future prepayments of principal against outstanding US Dollar-denominated debt would not occur. Accordingly, the cumulative adjustment in OCI of (pound)53 million resulting from marking to market the derivative instruments has been reclassified from OCI to foreign exchange gains in the Statement of Operations. Subsequent adjustments of the carrying value of these instruments to fair value are taken directly to the Statement of Operations as incurred.

In the nine-month period ended September 30, 2002, the Group had the ability to terminate in-the-money derivative contracts that fluctuated in value. Such derivative contracts hedged our exposure to fluctuations in the GBP:USD exchange rate on the Group's US Dollar-denominated debt. In March 2002, the Group terminated certain of these derivative contracts with a nominal value of $999 million ((pound)688 million), netting (pound)74 million cash inflow. In May 2002 the Group terminated further derivative contracts with a nominal value of $367 million ((pound)253 million) realizing an additional (pound)30 million cash inflow. In the three-month period ended September 30, 2002, the Group terminated arrangements with a nominal value of $2,300 million (approximately (pound)1,500 million). Contracts with a nominal value of $1,000 million were settled in cash resulting in an outflow of (pound)28 million. The remaining contracts with a nominal value of $1,300 million have yet to be settled for a total cost of (pound)33 million of which (pound)19 million was due on October 1, 2002, but the Company deferred such payment and is considering the payment in the context of its Financial Restructuring.

During the twelve-month period ended December 31, 2003, the Group recorded a net (pound)11 million transfer from cumulative OCI to the Statement of Operations arising from the dedesignation of derivative contracts as ineffective hedges, as described above. During the twelve-month period ended December 31, 2002, the Group recorded a net (pound)48 million transfer from cumulative OCI to the Statement of Operations arising from the dedesignation of derivative contracts as ineffective hedges, as described above. In the twelve-month period ended December 31, 2001, the Group recorded a (pound)36 million gain in fair value to cumulative OCI, consisting of a loss of (pound)25 million to short-term derivative liabilities and a (pound)61 million gain to long-term derivative assets.

HEDGES OF VARIABLE RATE DEBT
As described in note 16 to the consolidated financial statements, the Group has a Senior Secured Facility with a syndicate of banks and a further amount from an institutional tranche ("Institutional Tranche"). Drawdowns under the Senior Secured Facility and the Institutional Tranche bear interest at 0.5% to 2.00% above LIBOR and up to 4% above LIBOR respectively, so the Group is exposed to variable cash flows arising from changes in LIBOR. The Group hedges these variable cash flows by the use of interest rate swaps. The interest rate swaps can be summarized as follows:


----------------------------------------------------------------------------------------------------------------------
EFFECTIVE DATES              MATURITIES                      NOTIONAL            RECEIVES                PAYS
                                                             PRINCIPAL
----------------------------------------------------------------------------------------------------------------------
3/31/1997 - 7/1/2002         3/31/2004 - 3/31/2005          (pound)600m         6-month LIBOR       5.475% - 7.175%
----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS years ended December 31, 2003, 2002 and 2001

5 FINANCIAL INSTRUMENTS (CONTINUED)
In June 2002, the Group reviewed the effectiveness as hedges of the derivative instruments hedging our exposure to fluctuations in interest rates on its long-term bank debt. The review concluded that continued designation of these instruments as hedges was no longer appropriate and hedge accounting was discontinued with immediate effect. The dedesignation of these instruments as hedges resulted in a transfer of (pound)7 million from cumulative OCI to interest expense within the Statement of Operations. Any movements in the value of the derivatives after June 2002 are recorded within interest expense.

The Group continues to hedge some of its interest rate risk on its Senior Secured Facility through the use of interest rate swaps. The purpose of the derivative instruments is to provide a measure of stability over the Company's exposure to movements in sterling interest rates on its sterling denominated bank debt.

FAIR VALUE OF FINANCIAL INSTRUMENTS
SFAS 107, Disclosures about Fair Value of Financial Instruments requires disclosure of an estimate of the fair values of financial instruments. SFAS 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced sale. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement, and therefore cannot be determined precisely. Changes in assumptions could significantly affect the estimates.

At December 31, 2003 the Group's significant financial instruments include cash and cash equivalents, trade receivables, interest rate swaps, trade payables and short-term and long-term debt instruments. The following table summarizes the fair value of certain instruments held by and obligations of the Group. The fair value of the other financial instruments held by the Group approximates to their recorded carrying amount due to the short maturity of these instruments and these instruments are not presented in the following table:

                                                                     AT DECEMBER                                   At
                                                                        31, 2003                             December
                                                                                                             31, 2002
                                                 CARRYING AMOUNT      FAIR VALUE      Carrying amount      Fair value
                                                 (POUND) MILLION (POUND) MILLION      (pound) million  (pound)million
----------------------------------------------------------------------------------------------------------------------
FINANCIAL INSTRUMENTS - LIABILITIES
Interest rate swap agreements                               (12)            (12)                  (34)            (34)
----------------------------------------------------------------------------------------------------------------------
DEBT OBLIGATIONS
Accreting Notes 2003                                         294             140                   282             62
Senior Convertible Notes 2005                                280             351                   311            130
Senior Debentures 2006                                       168             105                   186             39
Senior Convertible Notes 2007                                300             157                   300             63
Senior Discount Debentures 2007                              861             556                   955            200
Senior Notes 2008                                            196             125                   217             46
Senior Discount Notes 2009                                   589             299                   563            108
Senior Notes 2010                                            374             236                   394             83
Senior Discount Notes 2010                                   224             123                   222             46
Senior Secured Facility                                    2,000           2,000                 2,000          2,000
Other debt                                                     7               7                    20             20
----------------------------------------------------------------------------------------------------------------------

The estimated fair values of the financial instruments specified above are based on quotations received from independent, third-party financial institutions and represent the net amounts receivable or payable to terminate the position. The estimated fair values of the Debentures and Notes are also based on quotations from independent third-party financial institutions and are based on discounting the future cash flows to net present values using appropriate market interest rates prevailing at the year end.

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS years ended December 31, 2003, 2002 and 2001

5 FINANCIAL INSTRUMENTS (CONTINUED)
MARKET RISK AND CONCENTRATIONS OF CREDIT RISK
Market risk is the sensitivity of the value of the financial instruments to changes in related currency and interest rates.

As described above, the Group terminated its portfolio of derivative financial instruments which were used to hedge its exposure to fluctuations in the GBP:USD exchange rate. Consequently, the Group is exposed to fluctuations in the value of its US Dollar-denominated debt obligations.

Generally, the Group is not exposed to such market risk arising on its interest rate derivative financial instruments because gains and losses on the underlying assets and liabilities offset gains and losses on the financial instruments.

The Group may be exposed to potential losses due to the credit risk of non-performance by the financial institution counterparties to its portfolio of derivative financial instruments. However, such losses are not anticipated as these counterparties are major international financial institutions and the portfolio is spread over a wide range of institutions.

Temporary cash investments also potentially expose the Group to concentrations of credit risk, as defined by SFAS 133. At December 31, 2003 the Group had (pound)166 million on deposit with a major international financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Group's customer base.

6 IMPAIRMENT OF ASSETS
During the years ended December 31, 2002 and 2003, the Group undertook an impairment review of its network assets, of goodwill arising on recent acquisitions and of its investments in affiliates acquired in recent years. The review covered the Cable and Content reporting units. The principal reasons for the review were: a share price decline indicative of a fall in the values of the underlying assets and a softening of the ad-sales market, declining revenue growth and a lower than expected customer take-up of additional services.

During the three months ended December 31, 2003, the Group undertook a step 1 impairment review of goodwill on its Cable and Content reporting units and its affiliate, UKTV. The review compared the carrying value of each reporting unit to its respective fair value, as determined by discounted cash flows based on the Group's budget and long-range plan. The review concluded that the fair value of both reporting units were greater than the respective carrying values.

For the year ended December 31, 2002, the review found evidence of impairment in the value of goodwill arising on the core Cable and Content reporting units and in the value of the affiliated undertaking, UKTV. The carrying amounts of goodwill, fixed assets and the investments in the affiliated undertakings were written down to fair value, resulting in a charge of (pound)1,445 million against goodwill, an impairment charge of (pound)841 million against fixed assets and a charge of (pound)88 million against the investments in affiliated undertakings. These charges have been included in the Statement of Operations within impairment of goodwill, impairment of fixed assets and share of net profit/(losses) of affiliates and impairment, respectively. The estimated fair value of the goodwill and the investment in UKTV was based on projected future cash flows at a post-tax discount rate of 11.5% which the Group believes is commensurate with the risks associated with the assets. The projected future cash flows were determined using the Company's ten-year plan for the business, with a terminal value which takes into account analysts' and other published projections of future trends across pay-television platforms, including the total television advertising market.

The changes in the carrying amount of goodwill for the years ended December 31, 2003, 2002 and 2001 by reporting unit are as follows:

                                                                               CABLE          CONTENT            TOTAL
                                                                     (POUND) MILLION  (POUND) MILLION  (POUND) MILLION
-----------------------------------------------------------------------------------------------------------------------
Balance as of January 1, 2001                                                  1,394            1,409            2,803
Addition in the year                                                              11               -                11
Amortization in year                                                            (83)              (73)            (156)
Impairment of goodwill                                                             -             (766)            (766)
-----------------------------------------------------------------------------------------------------------------------
Balance as of January 1, 2002                                                  1,322              570            1,892
Impairment of goodwill                                                       (1,016)             (429)          (1,445)
-----------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 2002 and 2003                                         306              141              447
-----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS years ended December 31, 2003, 2002 and 2001


6 IMPAIRMENT OF ASSETS (CONTINUED)
Amortization expense related to goodwill was (pound)183 million (including (pound)27 million related to equity investment goodwill) for the year ended December 31, 2001. The following table reconciles previously reported net income as if the provisions of SFAS 142 were in effect in 2001:


---------------------------------------------------------------------------------------------------------------------
                                                                                2003            2002            2001
                                                                                            Restated
                                                                     (POUND) MILLION (pound) million (pound) million
---------------------------------------------------------------------------------------------------------------------
Net loss
  Reported net loss                                                             (183)         (2,789)         (1,741)
  Add back amortization of goodwill                                                -               -             183
---------------------------------------------------------------------------------------------------------------------
Adjusted net loss                                                               (183)         (2,789)         (1,558)
---------------------------------------------------------------------------------------------------------------------
                                                                               PENCE           Pence           Pence
Basic and diluted net loss per share
  Reported net loss per share                                                     (6)            (97)            (60)
  Add back amortization of goodwill                                                -               -               6
---------------------------------------------------------------------------------------------------------------------
Adjusted net loss per share                                                       (6)            (97)            (54)
---------------------------------------------------------------------------------------------------------------------


7 BUSINESS COMBINATIONS
During 2003, the Group purchased the remaining 49% in Rapid Travel as per the options agreed during the original acquisition on May 30, 2001 as noted below.

On May 30, 2001, the Group acquired 51% of the issued share capital of Rapid Travel Solutions Limited ("Rapid Travel") and was granted a series of call options by, and granted a series of put options to, the vendors in respect of the balance of 49%. The acquisition has been accounted for using the purchase method of accounting. Goodwill arising on the acquisition was (pound)7 million.

If the Group had acquired Rapid Travel at the beginning of 2001, the Group's results would not have been materially different from the actual results as disclosed in these financial statements.

8 SUPPLEMENTAL DISCLOSURES TO CONSOLIDATED STATEMENTS OF CASH FLOWS
Cash paid for interest was (pound)150 million, (pound)287 million and (pound)335 million for the years ended December 31, 2003, 2002 and 2001, respectively. Cash received in respect of consortium tax relief for the year ended December 31, 2003, 2002 and 2001 was (pound)3 million, (pound)0 and (pound)0.
During 2003 and 2002 there were no significant non-cash investing activities. The amounts stated for 2001 represent the purchase of Rapid Travel. These transactions are described in note 7 to the consolidated financial statements.

                                                                                                       At December 31
                                                                              2003             2002              2001
                                                                   (POUND) MILLION  (pound) million   (pound) million
----------------------------------------------------------------------------------------------------------------------
Acquisitions:
Assets                                                                           -                -                 1
Liabilities assumed                                                              -                -                (2)
----------------------------------------------------------------------------------------------------------------------
Net liabilities contributed                                                      -                -                (1)
Goodwill arising                                                                 -                -                 7
----------------------------------------------------------------------------------------------------------------------
                                                                                 -                -                 6
----------------------------------------------------------------------------------------------------------------------

Purchase of shares                                                               -                -                 2
Option consideration                                                             -                -                 4
----------------------------------------------------------------------------------------------------------------------
                                                                                 -                -                 6
----------------------------------------------------------------------------------------------------------------------

In 2003 the Group entered into capital lease obligations with a total capital value of (pound)2 million. At December 31, 2003, the Group had accrued a further (pound)53 million of capital expenditure for property and equipment.

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS years ended December 31, 2003, 2002 and 2001


9 OTHER RECEIVABLES                                                                                    At December 31
                                                                                                  2003            2002
                                                                                       (POUND) MILLION (pound) million
----------------------------------------------------------------------------------------------------------------------
Interconnection receivables                                                                          8               7
Accrued income                                                                                      25              32
Other                                                                                                6              29
----------------------------------------------------------------------------------------------------------------------
                                                                                                    39              68
----------------------------------------------------------------------------------------------------------------------

Accrued income primarily represents telephone calls made by Consumer Sales
Division subscribers and Business Sales Division customers that have not been billed as at the accounting period end. The period of time over which billings have not been raised varies between two days and four weeks.

10 INVESTMENTS
The Group has investments in affiliates accounted for under the equity method at
December 31, 2003 and 2002 as follows:
                                                                                  Percentage ownership at December 31
                                                                                                 2003            2002
----------------------------------------------------------------------------------------------------------------------
Front Row Television Limited                                                                    50.0%           50.0%
UKTV                                                                                            50.0%           50.0%
----------------------------------------------------------------------------------------------------------------------

Summarized combined financial information for such affiliates which operate principally in the cable television, broadcasting and interactive media industries is as follows:
                                                                                                       At December 31
                                                                                                  2003            2002
                                                                                       (POUND) MILLION (pound) million
----------------------------------------------------------------------------------------------------------------------
COMBINED FINANCIAL POSITION
Current assets                                                                                      76              61
Other assets, net                                                                                   26              31
----------------------------------------------------------------------------------------------------------------------
Total assets                                                                                       102              92
----------------------------------------------------------------------------------------------------------------------
Current liabilities                                                                                 66              42
Debt                                                                                               151             176
Owners' equity                                                                                    (115)           (126)
----------------------------------------------------------------------------------------------------------------------
Total liabilities and equity                                                                       102              92
----------------------------------------------------------------------------------------------------------------------
                                                                                               Year ended December 31

                                                                                  2003  -         2002            2001
                                                                       (POUND) MILLION (pound) million (pound) million
-----------------------------------------------------------------------------------------------------------------------
COMBINED OPERATIONS
Revenue                                                                            137             128             408
Operating expenses                                                               (107)            (103)           (324)
----------------------------------------------------------------------------------------------------------------------
Operating profit                                                                    30              25              84
Interest expense & tax                                                            (19)             (12)            (38)
----------------------------------------------------------------------------------------------------------------------
Net income                                                                          11              13              46
----------------------------------------------------------------------------------------------------------------------

                                                                                                      At December 31
                                                                                                  2003            2002
                                                                                       (POUND) MILLION (pound) million
----------------------------------------------------------------------------------------------------------------------
THE GROUP'S INVESTMENTS IN AFFILIATES ARE COMPRISED AS FOLLOWS:
Loans                                                                                              197             208
Share of net assets and goodwill                                                                   165             168
----------------------------------------------------------------------------------------------------------------------
                                                                                                   362             376
----------------------------------------------------------------------------------------------------------------------

On September 4, 2002 the investment in SMG plc, a listed investment in an associated undertaking, was reclassified as a current asset investment at net realizable value. This resulted in (pound)42 million being written off the carrying value of the investment. The investment in SMG plc was subsequently sold in November 2002 realizing a gain of (pound)1 million.

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS years ended December 31, 2003, 2002 and 2001


11 PROPERTY AND EQUIPMENT

                                                                  Cable and       Electronic           Other
                                      Land       Buildings          ducting        equipment       equipment           Total
                           (pound) million (pound) million  (pound) million  (pound) million  (pound)million  (pound)million
-----------------------------------------------------------------------------------------------------------------------------
ACQUISITION COSTS
Balance at January 1, 2003               6             138            3,455            1,559             636           5,794
Additions                                -               7              129               66              21             223
Disposals                                -               -                -              (23)            (31)            (54)
-----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2003             6             145            3,584            1,602             626           5,963
-----------------------------------------------------------------------------------------------------------------------------
ACCUMULATED DEPRECIATION
Balance at January 1, 2003               -              92            1,731              974             399           3,196
Charge for the year                      -               2              134              177              76             389
Disposals                                -               -                -              (23)            (20)            (43)
-----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2003             -              94            1,865            1,128             455           3,542
-----------------------------------------------------------------------------------------------------------------------------
2003 NET BOOK VALUE                      6              51            1,719              474             171           2,421
-----------------------------------------------------------------------------------------------------------------------------
ACQUISITION COSTS
Balance at January 1, 2002               6             133            3,186            1,424             597           5,346
Additions                                -               7              269              135              50             461
Disposals                                -             (2)                -                -             (11)            (13)
-----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002             6             138            3,455            1,559             636           5,794
-----------------------------------------------------------------------------------------------------------------------------
ACCUMULATED DEPRECIATION
Balance at January 1, 2002               -              45              894              661             273           1,873
Charge for the year                      -              10              159              223             103             495
Impairment                               -              39              678               90              34             841
Disposals                                -             (2)                -                -             (11)            (13)
-----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002             -              92            1,731              974             399           3,196
-----------------------------------------------------------------------------------------------------------------------------
2002 Net book value                      6              46            1,724              585             237           2,598
-----------------------------------------------------------------------------------------------------------------------------

Cable and ducting consists principally of civil engineering and fiber optic costs. In addition, cable and ducting includes net book value of pre-construction and franchise costs of (pound)5 million and (pound)18 million as of December 31, 2003 and 2002, respectively. Electronic equipment includes the Group's switching, headend and converter equipment. Other equipment consists principally of motor vehicles, office furniture and fixtures and leasehold improvements.


12 VALUATION AND QUALIFYING ACCOUNTS

                                                                                  Additions
                                                                                 charged to
                                                                Balance at        costs and                       Balance at
                                                                 January 1         expenses       Deductions     December 31
                                                           (pound) million  (pound) million  (pound) million  (pound)million
----------------------------------------------------------------------------------------------------------------------------
2003   DEFERRED TAX VALUATION ALLOWANCES                             1,283              128                -           1,411
       ALLOWANCE FOR DOUBTFUL ACCOUNTS                                  12                1                -              13
-----------------------------------------------------------------------------------------------------------------------------
2002   Deferred tax valuation allowances                               901              382                -           1,283
       Allowance for doubtful accounts                                  16                -               (4)             12
-----------------------------------------------------------------------------------------------------------------------------
2001   Deferred tax valuation allowances                               733              168                -             901
       Allowance for doubtful accounts                                  19                3               (6)             16
-----------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS years ended December 31, 2003, 2002 and 2001


13 OTHER ASSETS
The components of other assets, net of amortization and write offs, are as follows:


                                                                                                         At December 31
                                                                                                  2003             2002
                                                                                                               Restated
                                                                                       (POUND) MILLION  (pound) million
------------------------------------------------------------------------------------------------------------------------
Deferred financing costs of Senior Secured Facility                                                 23               29
------------------------------------------------------------------------------------------------------------------------

14 INVENTORY
                                                                                                         At December 31
                                                                                                  2003             2002
                                                                                       (POUND) MILLION  (pound) million
------------------------------------------------------------------------------------------------------------------------
Inventories of spare capacity and duct held for resale                                               -                4
Programming inventory                                                                               27               24
------------------------------------------------------------------------------------------------------------------------
                                                                                                    27               28
------------------------------------------------------------------------------------------------------------------------

15 OTHER LIABILITIES

Other liabilities are summarized as follows:                                                             At December 31
                                                                                                  2003             2002
                                                                                                               Restated
                                                                                       (POUND) MILLION  (pound) million
------------------------------------------------------------------------------------------------------------------------
Deferred income                                                                                    113              111
Accrued construction costs                                                                          53               64
Accrued programming costs                                                                           18               21
Accrued interconnect costs                                                                          14               17
Accrued interest                                                                                   429              222
Accrued staff costs                                                                                 23               10
Accrued expenses                                                                                    61               42
Other liabilities                                                                                   98              146
------------------------------------------------------------------------------------------------------------------------
                                                                                                   809              633
------------------------------------------------------------------------------------------------------------------------


16 DEBT
Debt is summarized as follows at December 31, 2003 and 2002:

                                                  Weighted average interest rate
                                                   2003           2002            2001            2003             2002
                                                                                                               Restated
                                                      %              %               % (POUND) MILLION  (pound) million
------------------------------------------------------------------------------------------------------------------------
Accreting Notes 2003                                  5              5               5             294              282
Senior Convertible Notes 2005                         6              6               6             280              311
Senior Debentures 2006                            9.625          9.625           9.625             168              186
Senior Convertible Notes 2007                      5.25           5.25            5.25             300              300
Senior Discount Debentures 2007                      11             11              11             861              955
Senior Notes 2008                                 11.25          11.25           11.25             196              217
Senior Discount Notes 2009                        9.875          9.875           9.875             316              287
Senior Discount Notes 2009                         9.25           9.25            9.25             273              276
Senior Notes 2010                                 9.875          9.875           9.875             374              394
Senior Discount Notes 2010                       11.375         11.375          11.375             224              222
Senior Secured Facility                            5.92          6.223           7.265           2,000            2,000
Other debt                                         5.11            6.7           6.767               1               14
------------------------------------------------------------------------------------------------------------------------
Debt repayable within one year                                                                   5,287            5,444
Other debt due after more than one year            5.11            6.7           6.767               6                6
------------------------------------------------------------------------------------------------------------------------
Total Debt                                                                                       5,293            5,450
------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS years ended December 31, 2003, 2002 and 2001


16 DEBT (CONTINUED)
NOTES AND DEBENTURES

                                                   Principal     Original maturity   Earliest redemption     Interest
                                                     million                  date                  date         rate
---------------------------------------------------------------------------------------------------------------------
Accreting Notes 2003                        GBP          294      November 1, 2003      November 1, 2003           5%
Senior Convertible Notes 2005               USD          500          July 7, 2005          July 7, 2003           6%
Senior Debentures 2006                      USD          300       October 1, 2006       October 1, 2000       9.625%
Senior Convertible Notes 2007               GBP          300     February 19, 2007         March 9, 2003        5.25%
Senior Discount Debentures 2007             USD        1,537       October 1, 2007       October 1, 2000          11%
Senior Notes 2008                           USD          350      November 1, 2008      November 1, 2003       11.25%
Senior Discount Notes 2009                  GBP          325        April 15, 2009        April 15, 2004       9.875%
Senior Discount Notes 2009                  USD          500        April 15, 2009        April 15, 2004        9.25%
Senior Notes 2010                           GBP          180      February 1, 2010      February 1, 2005       9.875%
Senior Notes 2010                           USD          350      February 1, 2010      February 1, 2005       9.875%
Senior Discount Notes 2010                  USD          450      February 1, 2010      February 1, 2005      11.375%
---------------------------------------------------------------------------------------------------------------------


The Debentures and Notes are unsecured liabilities of the Group.

The Senior Convertible Notes 2005 are convertible into 114 million ordinary shares of the Group at a conversion price of 288 pence per ordinary share. Conversion is at the holders' option at any time up to the close of business on June 22, 2005. The Senior Convertible Notes 2007 are convertible into 92 million ordinary shares of the Group at a conversion price of 325 pence per ordinary share. Conversion is at the holders' option at any time up to close of business on February 2, 2007. If Notes are called for redemption prior to maturity, each holder has the right to convert Notes into ordinary shares.

The 5% Accreting Convertible Notes due 2003 were issued by Telewest in favor of Deutsche Telekom AG in three separate notes dated November 1, 2000, January 15, 2001 and April 2, 2001 of aggregate principal amount of (pound)253.5 million. The notes were issued in exchange for the purchase of the entire share capital of Eurobell (Holdings) PLC. The Accreting Convertible Notes were cancelled and reissued on May 30, 2003 as Accreting Notes 2003, in connection with a transfer by Deutsche Telekom to several investment funds and, in connection with such transfer, the holders' right to convert the notes into Telewest ordinary shares was terminated. Telewest received no consideration for the transfer other than termination of the conversion right. Telewest was obliged to pay the accreted value of the Accreting Convertible Notes in cash at the maturity date, being November 1, 2003; however, Telewest defaulted on such payment and such claims will be compromised in the Financial Restructuring.

The unamortized portion of the discounts on issue on the Senior Discount Notes 2009 and Senior Discount Notes 2010 was (pound)29 million and (pound)16 million respectively. The discount on issue is being amortized up to the first call dates of the bonds, such as to produce a constant rate of return on the carrying amount.

The indentures under which the Debentures and Notes were issued contain various covenants, which among other things, restrict the ability of the Group to incur additional indebtedness, pay dividends, create certain liens, enter into certain transactions with shareholders or affiliates, or sell certain assets. As part of its refinancing, the Group elected not to pay: the interest due on October 1, 2002 on its Senior Debentures 2006 and its Senior Discount Debentures 2007; the interest due on November 1, 2002, on its Senior Notes 2008; and the interest due on January 7, 2003 on its Senior Convertible Notes 2005. The non payment of interest constitutes a default event under the terms of these four bonds. As a consequence of the non-payment of Hedge Contracts of (pound)10.5 million, all the remaining bonds were also in default as at December 31, 2002.

SENIOR SECURED FACILITY
On March 16, 2001 the Group entered into a new senior secured credit facility (the "Senior Secured Facility") with a syndicate of banks for (pound)2,000 million, of which (pound)1,855 million was drawn down at December 31, 2003. The Group is also able to raise a further (pound)250 million from institutional investors (the "Institutional Tranche") of which (pound)145 million was drawn down at December 31, 2003. The first drawdowns under the Senior Secured Facility were used to repay amounts owed under the old senior secured credit facilities.

Borrowings under the Senior Secured Facility are secured on the assets of the Group including the partnership interests and shares of subsidiaries and bear interest at 0.5% to 2.0% over LIBOR (depending on the ratio of borrowings to quarterly, annualized, consolidated net operating cash flow). Borrowings under the Institutional Tranche bear interest at up to 4% above LIBOR.

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS years ended December 31, 2003, 2002 and 2001


16 DEBT (CONTINUED)
SENIOR SECURED FACILITY (CONTINUED)
The Senior Secured Facility contains cross-default clauses with other debt instruments. As a result of the Group being in default on certain of its Debentures and Notes, it is in default on the Senior Secured Facility. In addition, on March 14, 2003, Telewest notified its Senior Lenders that, as a result of the exceptional items incurred in 2002 and their impact on Telewest's net operating cash flow, it would breach certain financial covenants under its bank facility in respect of the quarter ended December 31, 2002. On May 16, 2003 the Group further notified the Senior Lenders that it was in breach of the financial covenants for the three-month period ended March 31, 2003 (two covenants breached) due to continuing fees paid in connection with the Financial Restructuring and the tightening of covenants.

The Group is renegotiating its bank facilities and debt financing arrangements. Further details of the Financial Restructuring are included in note 2.

BANK LOANS
Bank loans are property loans secured on certain land and buildings held by the Group. The balance at December 31, 2003 and 2002 was (pound)7 million.

MATURITY PROFILE
As a consequence of the defaults referred to above, the Group's long-term debt in respect of Debentures, Notes and its Senior Secured Facility has been disclosed as repayable within one year.

                                                                                                                 2003
                                                                                                      (POUND) MILLION
----------------------------------------------------------------------------------------------------------------------

2004                                                                                                            5,287
2005                                                                                                                1
2006                                                                                                                3
2007                                                                                                                -
2008                                                                                                                1
2009 and thereafter                                                                                                 1
----------------------------------------------------------------------------------------------------------------------
                                                                                                                5,293
----------------------------------------------------------------------------------------------------------------------

17 INCOME TAXES
Loss before income taxes and all related income tax expense or benefit are solely attributable to the UK.

The provisions for income taxes follow:                                          2003            2002            2001
                                                                      (POUND) MILLION (pound) million (pound) million
----------------------------------------------------------------------------------------------------------------------
Income tax benefit                                                                  7              -                -
Deferred tax (expense)/benefit                                                    (23)             28              70
----------------------------------------------------------------------------------------------------------------------
                                                                                  (16)             28              70
----------------------------------------------------------------------------------------------------------------------

A reconciliation of income taxes determined using the statutory UK rate of 30%
(2002 and 2001: 30%) to the effective rate of income tax is as follows:
                                                                                               Year ended December 31
                                                                                  2003           2002            2001
                                                                                     %              %               %
----------------------------------------------------------------------------------------------------------------------
Corporate tax at UK statutory rates                                                 30             30              30
Write down of goodwill                                                               -            (14)              -
Non deductible expenses                                                             (3)            (2)              -
Prior year adjustment related to NOL carryforwards
   and investment in affiliates                                                     40              -               -
Change in valuation allowance                                                      (77)           (13)            (26)
----------------------------------------------------------------------------------------------------------------------
Effective rate of taxation                                                        (10)              1               4
----------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS years ended December 31, 2003, 2002 and 2001


17 INCOME TAXES (CONTINUED)
Deferred income tax assets and liabilities at December 31, 2003 and 2002 are summarized as follows:

                                                                                                 2003            2002
                                                                                      (POUND) MILLION (pound) million
----------------------------------------------------------------------------------------------------------------------
Deferred tax assets relating to:
Fixed assets                                                                                      880             763
Net operating loss carried forward                                                                505             494
Other - investments                                                                                26              26
----------------------------------------------------------------------------------------------------------------------
Deferred tax asset                                                                              1,411           1,283
Valuation allowance                                                                           (1,411)         (1,283)
Investments in affiliates                                                                       (108)            (85)
----------------------------------------------------------------------------------------------------------------------
DEFERRED TAX LIABILITY PER BALANCE SHEET                                                        (108)            (85)
----------------------------------------------------------------------------------------------------------------------

At December 31, 2003 the Group estimates that it has, subject to Inland Revenue agreement, net operating losses ("NOLs") of (pound)1,685 million available to relieve against future profits. From 2002 to 2003, the valuation allowancE increased by (pound)128 million (2002: From 2001 to 2002 the valuation allowance increased by (pound)382 million).

The NOLs have an unlimited carry forward period under UK tax law, but are limited to their use to the type of business which has generated the loss.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Due to a history of operating losses, management does not believe it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2003.

18 SHAREHOLDERS' EQUITY
MOVEMENT IN SHARE CAPITAL
During 2001 the Company issued 7 million ordinary shares of 10 pence each upon exercise of employee share options. Total consideration received was (pound)6 million. In addition the Company redesignated 20 million ordinary shares of 10 pence each into 20 million limited voting convertible ordinary shares of 10 pence each.

LIMITED VOTING CONVERTIBLE ORDINARY SHARES
The ordinary shares and the limited voting convertible ordinary shares have the same rights, except that the limited voting convertible ordinary shares do not confer the right to vote on resolutions to appoint, reappoint, elect or remove directors of Telewest. No application will be made for the limited voting convertible ordinary shares to be listed or dealt in on any stock exchange. Holders of limited voting convertible ordinary shares are entitled to convert all or some of their limited voting convertible ordinary shares into fully paid ordinary shares, provided that the conversion would not result in a change of control of the Company for the purposes of the indentures governing certain Notes and Debentures. Such conversion takes place on the basis of one fully paid ordinary share for one limited voting convertible ordinary share. The limited voting convertible ordinary shares are convertible into ordinary shares at the Company's option at any time, subject to certain conditions. The sole holders of the limited voting convertible ordinary shares are Liberty Media and IDT Corporation ("IDT"), following IDT's acquisition of Microsoft's holding in the Company on May 23, 2003.

Members of the Liberty Media Group and/or IDT can redesignate all or any of their ordinary shares into limited voting convertible ordinary shares. This is to ensure that, on any future purchase of ordinary shares by members of the Liberty Media Group and/or IDT, they will, at that time, be able to re-designate such number of their then existing holding of ordinary shares so as to avoid a change of control of the Company for the purposes of the Notes and Debentures.

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS years ended December 31, 2003, 2002 and 2001

18 SHAREHOLDERS' EQUITY (CONTINUED)
LIMITED VOTING CONVERTIBLE ORDINARY SHARES (CONTINUED)
Future purchases of ordinary shares and/or limited voting convertible ordinary shares by members of the Liberty Media Group and/or IDT will, however, be subject to Rule 9 of the UK's City Code on Take-overs and Mergers because both classes of shares are treated as voting shares for that purpose. Under Rule 9, when any person acquires, whether by a series of transactions over a period of time or not, shares which (taken together with shares held or acquired by persons acting in concert with him) carry 30% or more (but less than 50%) of the voting rights of a public company, that person is normally required to make a general offer to shareholders for the entire share capital of the company then in issue. Any person, or group of persons acting in concert, owning shares carrying 50% or more of the voting rights of a public company, subject to their own individual limits, is free to acquire further shares in that public company without giving rise to the requirement to make a general offer for the entire issued share capital of that company.


19 SHARE-BASED COMPENSATION PLANS
At December 31, 2003, the Company operated five types of employee share-based compensation plans: the Executive Share Option Schemes, the Sharesave Schemes, the Telewest Restricted Share Scheme ("RSS"), the Telewest Long Term Incentive Plan ("LTIP") and an Equity Participation Plan ("EPP").

The Company applies APB 25 and related interpretations in accounting for its employee share-based compensation plans. Compensation cost is recognized over the estimated service period in respect of performance based share option grants to the extent that the market value of the Company's ordinary shares exceeds the exercise price at the earlier of the vesting date or the balance sheet date. Compensation cost is recognized for awards over ordinary shares made under the RSS since the awards have no exercise price. Compensation cost is recognized over the estimated service period in respect of the LTIP to the extent that the market value of the Company's ordinary shares exceeds the exercise price at the earlier of the vesting date or the balance sheet date.

Compensation cost recognized for share option grants and awards is as follows:

                                                                                                   Year ended December 31
                                                                                    2003         2002                2001
                                                                         (POUND) MILLION  (pound)million  (pound) million
--------------------------------------------------------------------------------------------------------------------------
LTIP                                                                                   -              (1)               -
Executive Share Option Scheme                                                          -               -                1
EPP                                                                                    -               -                1
--------------------------------------------------------------------------------------------------------------------------
                                                                                       -              (1)               2
--------------------------------------------------------------------------------------------------------------------------

During the years ended December 31, 2003 and 2002, no options or awards were granted over any ordinary shares of the Company.

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS years ended December 31, 2003, 2002 and 2001

19 SHARE-BASED COMPENSATION PLANS (CONTINUED)
PERFORMANCE-BASED SHARE OPTION COMPENSATION PLANS
The Group has two performance-based share option plans: the 1995 (No. 1) Executive Share Option Scheme and the 1995 (No. 2) Executive Share Option Scheme. Under both plans, certain officers and employees are granted options to purchase ordinary shares of the Company. The exercise price of each option generally equals the market price of the Company's ordinary shares on the date of grant. The options are exercisable between three and ten years after the date of the grant with exercise conditional on the Company's shares out-performing by price the FTSE100 Index over any three year period preceding exercise. The Company may grant options for up to 295 million ordinary shares.

A summary of the status of the Company's performance-based share option plans as of December 31, 2003, 2002, and 2001 and changes during the years ended on those dates are presented below:

                                                        2003                      2002                           2001
                                                    WEIGHTED                  Weighted                       Weighted
                                                     AVERAGE                   average                        average
                                         NUMBER     EXERCISE       Number     exercise         Number        exercise
                                      OF SHARES        PRICE    of shares        price      of shares           price
----------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year     90,057,243       137.3p   97,699,837       136.4p     52,503,409          173.2p
Granted                                       -            -            -            -     53,709,994           98.8p
Exercised                                     -            -            -            -    (1,210,816)           78.2p
Forfeited                          (18,036,883)       189.0p  (7,642,594)       126.0p    (7,302,750)          134.3p
----------------------------------------------------------------------------------------------------------------------
Outstanding at end of year           72,020,360       124.4p   90,057,243       137.3p     97,699,837          136.4p
----------------------------------------------------------------------------------------------------------------------
Options exercisable at year end      43,737,285       141.2p   36,358,298       141.4p     16,577,655          132.0p
----------------------------------------------------------------------------------------------------------------------
Weighted average fair value of
   options granted during the
   year                                                    -                         -                          69.7p
----------------------------------------------------------------------------------------------------------------------

Share options are forfeited due to employees leaving the Group before their share options become exercisable.


The following table summarizes information about the Company's performance-based share option plans outstanding at December 31, 2003.

                                                                             Options
                                                                         outstanding              Options exercisable
---------------------------------------------------------------------------------------------------------------------
                                                               Weighted
                                                    NUMBER      average     Weighted           NUMBER        Weighted
                                            OUTSTANDING AT    remaining      average   EXERCISABLE AT         average
                                              DECEMBER 31,  contractual     exercise     DECEMBER 31,        exercise
Range of exercise prices                              2003         life        price             2003           price
----------------------------------------------------------------------------------------------------------------------
65.7 - 76.8p                                    12,157,985      7.0 yrs        74.5p        5,982,133           74.0p
81.5 - 82.5p                                     1,843,552      7.6 yrs        81.6p          300,164           81.7p
84.6 - 99.9p                                     1,158,591      1.4 yrs        89.9p        1,158,591           89.9p
102.0 - 109.1p                                  31,916,053      7.1 yrs       103.8p       14,531,391          103.4p
114.0 - 125.9p                                  10,036,792      6.8 yrs       118.9p        6,863,150          118.3p
130.4 - 140.9p                                     642,123      3.3 yrs       139.6p          642,123          139.6p
160.0 - 170.0p                                   1,456,459      6.4 yrs       166.4p        1,456,459          166.4p
202.4 - 235.0p                                  12,324,004      6.5 yrs       229.8p       12,318,473          229.7p
237.3 - 249.4p                                     250,685      6.3 yrs       238.7p          250,685          238.7p
274.3 - 276.5p                                      29,019      5.4 yrs       275.7p           29,019          275.7p
289.0 - 294.8p                                     205,097      5.8 yrs       290.7p          205,097          290.7p
----------------------------------------------------------------------------------------------------------------------
65.7 - 294.8p                                   72,020,360      6.8 yrs       124.4p       43,737,285          141.2p
----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS years ended December 31, 2003, 2002 and 2001

19 SHARE-BASED COMPENSATION PLANS (CONTINUED)
FIXED SHARE OPTION COMPENSATION PLANS
The Company also operates the Sharesave Scheme, a fixed share option compensation scheme. Under this plan, the Company grants options to employees to purchase ordinary shares at up to a 20% discount to market price. These options can be exercised only with funds saved by employees over time in a qualified savings account. The options are exercisable between 37 and 66 months after commencement of the savings contracts.

A summary of the status of the Company's fixed share option plan as of December 31, 2003, 2002, and 2001 and the changes during the years ended on those dates are presented below:

                                                        2003                      2002                           2001
                                                    WEIGHTED                  Weighted                       Weighted
                                                     AVERAGE                   average                        average
                                         NUMBER     EXERCISE       Number     exercise         Number        exercise
                                      OF SHARES        PRICE    of shares        price      of shares           price
----------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year      8,969,286        78.0P   21,519,334        80.5p     26,635,135           91.1p
Granted                                       -            -            -            -      9,205,135           60.3p
Exercised                                     -            -            -            -    (4,380,809)           57.3p
Forfeited                            (3,657,727)       82.4P  (12,550,048)       82.3p    (9,940,127)          100.4p
----------------------------------------------------------------------------------------------------------------------
Outstanding at end of year            5,311,559        75.0P    8,969,286        78.0p     21,519,334           80.5p
----------------------------------------------------------------------------------------------------------------------
Options exercisable at year end           5,953       115.9P       36,272       159.1p         72,926           98.0p
----------------------------------------------------------------------------------------------------------------------
Weighted average fair value of
   options granted during
   the year                                   -            -            -            -              -           33.3p
----------------------------------------------------------------------------------------------------------------------

Share options are forfeited due to employees leaving the Group before their share options become exercisable.

The following table summarizes information about the Company's fixed share options outstanding at December 31, 2003:
                                                                                                  Options outstanding
----------------------------------------------------------------------------------------------------------------------
                                                                                         NUMBER              Weighted
                                                                                    OUTSTANDING     average remaining
                                                                                             AT
                                                                                   DECEMBER 31,           contractual
Range of exercise prices                                                                   2003                  life
----------------------------------------------------------------------------------------------------------------------
58.5 - 88.3p                                                                          5,295,008               1.0 yrs
115.9 - 191.0p                                                                           16,551               0.9 yrs
----------------------------------------------------------------------------------------------------------------------
58.5 - 191.0p                                                                         5,311,559               1.0 yrs
----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS years ended December 31, 2003, 2002 and 2001


19 SHARE-BASED COMPENSATION PLANS (CONTINUED)
TELEWEST RESTRICTED SHARE SCHEME ("RSS")
The Company operates the RSS in conjunction with an employment trust, the Telewest 1994 Employees' Share Ownership Plan Trust (the "Telewest ESOP"), which has been designed to provide incentives to executives of the Company. Under the RSS, executives may be granted awards over ordinary shares of the Company based on a percentage of salary. The awards are made for no monetary consideration. The awards generally vest three years after the date of the award and are exercisable for up to seven years after the date when they vest.

The compensation charge related to each award is based on the share price of the ordinary shares on the date the award was made.

A summary of the status of the RSS at December 31, 2003, 2002, and 2001 and changes during the years ended on those dates are presented below:

                                                                                2003           2002              2001
                                                                              NUMBER         Number            Number
                                                                           OF SHARES      of shares         of shares
----------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                                             493,034        530,855           358,316
Granted                                                                            -              -           248,595
Exercised                                                                   (163,982)       (37,821)          (76,056)
----------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                                                   329,052        493,034           530,855
----------------------------------------------------------------------------------------------------------------------
Awards exercisable at year end                                                80,457        214,114            38,338
----------------------------------------------------------------------------------------------------------------------
Weighted average fair value of awards granted during the year                      -              -       (pound)1.10
----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS years ended December 31, 2003, 2002 and 2001


At December 31, 2003, the 329,052 awards outstanding and the 80,457 awards exercisable have weighted average remaining contractual lives of 6.8 years and
4.6 years respectively.

Deferred compensation cost relating to RSS is(pound)57,000 (2002:(pound)38,000, 2001:(pound)478,000).


LONG TERM INCENTIVE PLAN ("LTIP")
The LTIP provides for share awards to executive directors and senior executives. Under the LTIP, an executive will be awarded the provisional right to receive, for no payment, a number of Telewest shares with a value equating to a percentage of base salary. The shares will not vest unless certain performance criteria, based on total shareholder return assessed over a three-year period are met. The percentage of salary will be determined by the Remuneration Committee and will be up to 100% of base salary for executive directors.

A summary of the status of the LTIP at December 31, 2003, 2002, and 2001 and changes during the years ended on those dates are presented below:

                                                                                2003           2002              2001
                                                                              NUMBER         Number            Number
                                                                           OF SHARES      of shares         of shares
----------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                                             423,272      1,566,507         2,714,552
Granted                                                                            -              -           910,730
Exercised                                                                    (42,448)       (29,502)       (1,220,362)
Forfeited                                                                   (314,703)    (1,113,733)         (838,413)
----------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                                                    66,121        423,272         1,566,507
----------------------------------------------------------------------------------------------------------------------
Awards exercisable at year end                                                66,121        108,569           265,939
----------------------------------------------------------------------------------------------------------------------
Weighted average fair value of awards granted during the year                      -              -       (pound)1.09
----------------------------------------------------------------------------------------------------------------------

Share awards are forfeited due to employees leaving the Group before their share options become exercisable or due to performance criteria not being met.

Deferred compensation cost relating to the LTIP is(pound)0 (2002:(pound)0, 2001:(pound)189,000).

19 SHARE-BASED COMPENSATION PLANS (CONTINUED)
EQUITY PARTICIPATION PLAN ("EPP")
The Remuneration Committee has provided that, under the EPP, an employee with two years service or at manager level or above, can use up to 100% of the Short Term Incentive Plan ("STIP") bonus payable to the employee to acquire Telewest shares ("bonus shares"). The employee must deposit the bonus shares with the Trustee of the existing Telewest ESOP. In return, the employee is provisionally allocated for no payment a matching number of Telewest shares. Provided the bonus shares are retained for three years and the employee remains employed for three years, the bonus and matching shares would thereafter be released to the employee.

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS years ended December 31, 2003, 2002 and 2001

A summary of the status of the Company's EPP at December 31, 2003, 2002, and 2001 and the changes during the years ended on those dates are presented below:

                                                                              2003             2002              2001
                                                                            NUMBER           Number            Number
                                                                         OF SHARES        of shares         of shares
----------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                                           305,570          572,053         1,193,839
Exercised                                                                 (103,394)        (256,790)         (579,430)
Forfeited                                                                   (5,467)          (9,693)          (42,356)
----------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                                                 196,709          305,570           572,053
----------------------------------------------------------------------------------------------------------------------
Awards exercisable at year end                                             196,709          123,168            26,443
----------------------------------------------------------------------------------------------------------------------

Share awards are forfeited due to employees leaving the Group before their share options become exercisable. Deferred compensation cost relating to the EPP is(pound)0 (2002:(pound)80,000, 2001:(pound)419,000).


20 ACCUMULATED OTHER COMPREHENSIVE LOSS
                                                                                               2003              2002
                                                                                     GAINS/(LOSSES)    Gains/(losses)
                                                                                         ON MARK TO        on mark to
                                                                                          MARKET OF         market of
                                                                                    CASHFLOW HEDGES   cashflow hedges
                                                                                    (POUND) MILLION   (pound) million
----------------------------------------------------------------------------------------------------------------------
Balance at January 1                                                                            (11)              37
Amounts reclassified into earnings                                                               11              (48)
----------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31                                                                            -              (11)
----------------------------------------------------------------------------------------------------------------------

The amounts reclassified into earnings are detailed in note 5.

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS years ended December 31, 2003, 2002 and 2001

21 COMMITMENTS AND CONTINGENCIES

RESTRICTED CASH
At December 31, 2003, the Group has cash restricted as to use of (pound)13 million (2002: (pound)12 million) which provides security for leasing obligations.

As a condition of the proposed amended Senior Secured Facility, currently under negotiation, the Group would be required to repay immediately, an advance of (pound)160 million. The Group currently holds this (pound)160 million within cash at bank and in hand. This advance was originally issued to the Group under the existing Senior Secured Facility on September 27, 2002.

OTHER COMMITMENTS
The amount of capital expenditure authorized by the Group for which no provision has been made in the consolidated financial statements is as follows:

                                                                                                    2003         2002
                                                                                         (POUND) MILLION (pound)million
------------------------------------------------------------------------------------------------------------------------
Contracted                                                                                            12            13
------------------------------------------------------------------------------------------------------------------------

In addition the Group has contracted to buy (pound)23 million (2002: (pound)28 million) of programming rights for which the license period has not yet started.

CAPITAL AND OPERATING LEASES
The Group leases a number of assets under arrangements accounted for as capital leases, as follows:

                                                                           Acquisition       Accumulated      Net book
                                                                                 costs      depreciation         value
                                                                       (pound) million   (pound) million (pound)million
-----------------------------------------------------------------------------------------------------------------------
AT DECEMBER 31, 2003 :
  ELECTRONIC EQUIPMENT                                                             131              (95)            36
  OTHER EQUIPMENT                                                                  221             (170)            51
At December 31, 2002 :
  Electronic equipment                                                             283             (185)            98
  Other equipment                                                                  118              (58)            60
----------------------------------------------------------------------------------------------------------------------

Depreciation charged on these assets was (pound)41 million and (pound)44 million for the years ended December 31, 2003 and 2002 respectively.

The Group leases business offices and uses certain equipment under lease arrangements accounted for as operating leases. Minimum rental expense under such arrangements amounted to (pound)18 million, (pound)21 million and (pound)19 million for the years ended December 31, 2003, 2002 and 2001.

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS years ended December 31, 2003, 2002 and 2001

21 COMMITMENTS AND CONTINGENCIES (CONTINUED)
CAPITAL AND OPERATING LEASES (CONTINUED)
Future minimum lease payments under capital and operating leases are summarized as follows as of December 31, 2003, after taking into consideration default on certain capital leases:

                                                                                  Capital leases      Operating leases
                                                                                  (pound) million     (pound) million
----------------------------------------------------------------------------------------------------------------------
2004                                                                                          100                  14
2005                                                                                           23                  13
2006                                                                                           17                  13
2007                                                                                           12                  12
2008                                                                                            8                  10
2009 and thereafter                                                                             -                  80
----------------------------------------------------------------------------------------------------------------------
                                                                                              160                 142
Imputed interest                                                                              (20)
----------------------------------------------------------------------------------------------------------------------
                                                                                              140
Less current portion                                                                          (89)
----------------------------------------------------------------------------------------------------------------------
Long-term portion                                                                              51
----------------------------------------------------------------------------------------------------------------------

It is expected that, in the normal course of business, expiring leases will be renewed or replaced.

The Group leases capacity on its network to other telecommunications companies.
These leases are accounted for as operating leases and revenues received are recognized over the life of the leases as follows:
                                                                                                      (pound) million
---------------------------------------------------------------------------------------------------------------------
2004                                                                                                                5
2005                                                                                                                3
2006                                                                                                                1
2007                                                                                                                1
2008                                                                                                                1
2009 and thereafter                                                                                                 5
----------------------------------------------------------------------------------------------------------------------

The assets held under these leases are accounted for as follows:


                                               Acquisition costs           Accumulated depreciation    Net book value
                                                 (pound) million                    (pound) million   (pound) million
----------------------------------------------------------------------------------------------------------------------
AT DECEMBER 31, 2003:
    CABLE AND DUCTING                                         45                                (7)                38
At December 31, 2002:
    Cable and ducting                                         45                                (5)                40
----------------------------------------------------------------------------------------------------------------------

Depreciation charged on these assets was (pound)2 million and (pound)2 million for the years ended December 31, 2003 and 2002 respectively.

CONTINGENT LIABILITIES
The Group has provided performance bonds in respect of its national license and to local authorities up to a maximum amount of (pound)6 million (2002: (pound)6 million).

The Group is a party to various other legal proceedings in the ordinary course of business which it does not believe will result, in aggregate, in a material adverse effect on its financial condition or results of operations.

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS years ended December 31, 2003, 2002 and 2001


22 RELATED PARTY TRANSACTIONS
IDENTITY OF RELEVANT RELATED PARTIES
Liberty Media, Inc ("Liberty") has been a related party of the Group, in that it controlled, directly or indirectly, more than 20% of the voting rights of the Group in 2002 and for the majority of 2003.

IDT Corporation ("IDT") is a related party of the Group, in that following its acquisition of Microsoft's holding in the Company on May 23, 2003, it controls, directly or indirectly, more than 20% of the voting rights of the Group. Prior to this date Microsoft was a related party of the Group for the same reasons during 2002 and up to May 23, 2003.

UKTV is a related party of the Group, as the Group owns 50% of the voting rights.

In 2001 Sit-Up Limited ("Sit-Up") became a related party when the Group sold its shareholding in Screenshop to Sit-Up in return for a 36.36% shareholding.

NATURE OF TRANSACTIONS
The Group had no related party transactions with IDT.

The Group purchases software and consultancy services from Microsoft, on normal commercial terms. Purchases in the year ended December 31, 2003 amounted to (pound)0 (2002: (pound)1 million, 2001: (pound)2 million). The balance outstanding in respect of these purchases was (pound)0 at December 31, 2003, 2002 and 2001.

The Group has billed overheads and costs incurred on their behalf to UKTV and Sit-Up of (pound)7 million and (pound)1 million (2002: (pound)11 million and (pound)1 million, 2001: (pound)8 million and (pound)1 million) respectively. The Group has also made a loan to UKTV. Interest charged on this loan was (pound)10 million (2002: (pound)12 million, 2001: (pound)12 million). Amounts due from UKTV and Sit-Up at December 31, 2003 were (pound)197 million and (pound)0 respectively (2002: (pound)208 million and (pound)4 million, 2001: (pound)218 million and (pound)0) respectively.

In the normal course of its business the Group purchases programming from UKTV on normal commercial terms. Purchases in the year ended December 31, 2003 were (pound)12 million (2002: (pound)13 million, 2001: (pound)9 million). The balance due to UKTV at December 31, 2003 was (pound)0 (2002: (pound)0, 2001: (pound)2 million).

23 SUBSEQUENT EVENTS AND FINANCIAL RESTRUCTURING
The Group is renegotiating its bank facilities and debt financing arrangements. Further details of the proposed Financial Restructuring are included in note 2.

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS years ended December 31, 2003, 2002 and 2001

24 QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                                                                                      2003
---------------------------------------------------------------------------------------------------------------------------
                                                       TOTAL          FOURTH          THIRD          SECOND          FIRST
                                                                     QUARTER        QUARTER         QUARTER        QUARTER
                                                                                   RESTATED        RESTATED       RESTATED
                                              (POUND)MILLION  (POUND)MILLION (POUND)MILLION  (POUND)MILLION (POUND)MILLION
---------------------------------------------------------------------------------------------------------------------------
Revenue                                                1,298             331            325             323            319
Gross profit                                             510             131            132             124            123
Operating profit                                          20              10              5               3              2
Finance (expenses)/gains, net                           (196)             69            (99)              1           (167)
Net (loss)/income                                       (183)             64            (89)              5           (163)
Basic and diluted (loss)/income per ordinary share       (6P)             2P            (3P)             0P            (5P)
---------------------------------------------------------------------------------------------------------------------------

                                                                                                                   2002
--------------------------------------------------------------------------------------------------------------------------
                                                       Total         Fourth          Third           Second         First
                                                                    quarter*       quarter          quarter        quarter
                                                    Restated       Restated
                                             (pound) million (pound)million (pound)million   (pound)million (pound)million
---------------------------------------------------------------------------------------------------------------------------
Revenue                                                1,283            307            323              334            319
Gross profit*                                           (469)          (764)            97              100             98
Operating loss*                                       (2,440)        (2,349)           (31)             (29)           (31)
Finance expenses, net                                   (296)           (65)           (70)             (61)          (100)
Net loss                                              (2,789)        (2,471)          (134)             (59)          (125)
Basic and diluted loss per ordinary share               (97p)          (86p)           (5p)             (2p)           (4p)
----------------------------------------------------------------------------------------------------------------------------

* In the fourth quarter of 2002, the Group recorded a goodwill impairment charge of (pound)1,445 million, wrote down the value of its investments in affiliates by (pound)130 million and recorded a fixed asset impairment charge of (pound)841 million.

Finance expenses include foreign exchange gains and losses on the retranslation or valuation of US Dollar-denominated financial instruments using period end exchange rates and market valuations.

25 SEGMENTAL INFORMATION
The Group applies SFAS 131, Disclosures about Segments of an Enterprise and Related Information. SFAS 131 establishes standards for reporting information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, and geographic areas. Operating segments are defined as a component of an enterprise that (a) engages in business activities from which it may earn revenues and incur expenses, (b) whose operating results are regularly reviewed by the enterprise's chief operating decision -maker to make decisions about resources to be allocated to the segment and assess its performance, and (c) for which discrete financial information is available. The Group's chief operating decision-maker is its Acting Chief Executive Officer. The Group operates two operating segments: Cable and Content. The chief operating decision maker receives disaggregated financial and subscriber data for the Cable segment, covering; telephony, television and internet product lines, while support, service and network costs are compiled at the operating segment level. The internet product lines comprises internet sales and until November 2002, when the sales ceased, sales of cable publications. The Content operating segment supplies TV programming to the UK pay-television broadcasting market and its operating results, which are naturally separate from the Cable operating segment, are regularly reviewed by the chief operating decision-maker.

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS years ended December 31, 2003, 2002 and 2001


25 SEGMENTAL INFORMATION (CONTINUED)
The following tables present summarized financial information relating to the reportable segments for each of the three years ended December 31, 2003:

                                                                           2003           2003            2002         2001
                                                                        (NOTE 2)                      Restated
                                                                      $ MILLION (POUND)MILLION  (pound)million (pound)million
------------------------------------------------------------------------------------------------------------------------------
 CABLE SEGMENT
Cable television                                                            565            317             336            329
Consumer telephony                                                          839            470             495            488
Internet and other                                                          214            120              63             40
------------------------------------------------------------------------------------------------------------------------------
Total Consumer Sales Division                                             1,618            907             894            857
Business Sales Division                                                     496            278             283            268
------------------------------------------------------------------------------------------------------------------------------
THIRD PARTY REVENUE                                                       2,114          1,185           1,177          1,125
Operating costs and expenses                                             (1,393)          (781)           (828)          (822)
Depreciation3                                                              (680)          (381)         (1,326)          (453)
Amortization of goodwill (2)                                                  -              -          (1,016)           (82)
------------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT/(LOSS)                                                      41             23          (1,993)          (232)
------------------------------------------------------------------------------------------------------------------------------
Share of net loss of affiliates                                               -              -               -             (5)
Additions to property and equipment                                         394            221             458            649
Investment in affiliates                                                      -              -               3              2
Goodwill                                                                    546            306             306          1,322
Total assets                                                              5,929          3,323           3,624          5,093
------------------------------------------------------------------------------------------------------------------------------
CONTENT SEGMENT
Content Segment                                                             220            123             121            143
Inter-segmental (1)                                                         (18)           (10)            (15)           (14)
------------------------------------------------------------------------------------------------------------------------------
THIRD PARTY REVENUE                                                         202            113             106            129
Operating costs and expenses                                               (193)          (108)           (114)          (135)
Depreciation (3)                                                            (14)            (8)            (10)           (16)
Amortization of goodwill (2)                                                  -              -            (429)          (867)
------------------------------------------------------------------------------------------------------------------------------
OPERATING LOSS                                                               (5)            (3)           (447)          (889)
------------------------------------------------------------------------------------------------------------------------------
Share of net profit/(loss) of affiliates and impairment                       2              1            (118)          (211)
Additions to property and equipment                                           4              2               3              4
Investment in affiliates                                                    646            362             373            545
Goodwill                                                                    252            141             141            570
Total assets                                                              1,010            566             471          1,239
------------------------------------------------------------------------------------------------------------------------------
TOTAL
Cable television                                                            565            317             336            329
Consumer telephony                                                          839            470             495            488
Internet and other                                                          214            120              63             40
------------------------------------------------------------------------------------------------------------------------------
Total Consumer Sales Division                                             1,618            907             894            857
Business Sales Division                                                     496            278             283            268
------------------------------------------------------------------------------------------------------------------------------
TOTAL CABLE SEGMENT                                                       2,114          1,185           1,177          1,125
Content segment                                                             220            123             121            143
Inter-segmental1                                                            (18)           (10)            (15)           (14)
------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                                                             2,316          1,298           1,283          1,254
Operating costs and expenses                                             (1,586)          (889)           (942)          (957)
Depreciation (3)                                                           (694)          (389)         (1,336)          (469)
Amortization of goodwill (2)                                                  -              -          (1,445)          (949)
------------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT/(LOSS)                                                      36             20          (2,440)        (1,121)
Other expense2                                                             (334)          (187)           (377)          (690)
Income tax (charge)/benefit                                                 (29)           (16)             28             70
------------------------------------------------------------------------------------------------------------------------------
NET LOSS                                                                   (327)          (183)         (2,789)        (1,741)
------------------------------------------------------------------------------------------------------------------------------
Share of net profit/(loss) of affiliates and impairment                       2              1            (118)          (216)
Additions to property and equipment                                         398            223             461            653
Investment in affiliates                                                    646            362             376            547
Goodwill                                                                    798            447             447          1,892
Total assets                                                              6,939          3,889           4,095          6,332
------------------------------------------------------------------------------------------------------------------------------

(1) Inter-segmental revenues are revenues from sales in our Content Segment which are costs in our Cable Segment and are eliminated on consolidation.

(2) In the fourth quarter of 2002, the Group recorded a goodwill impairment charge of (pound)1,445 million and wrote down the value of its investments in affiliates by (pound)130 million. In the fourth quarter of 2001, the Group recorded a goodwill impairment charge of (pound)766 million and wrote down the value of its investments in affiliates by (pound)202 million.

(3) In the fourth quarter of 2002, the Group recorded a fixed asset impairment charge of (pound)841 million.

--------------------------------------------------------------------------------
Telewest Communications plc
UK GAAP
--------------------------------------------------------------------------------
SUPPLEMENTARY FINANCIAL INFORMATION
Five Year summary (years ended December 31)

                                                                                           GROUP
                                                             2003           2002            2001       2002 (2)       1999 (1)
                                                                        Restated
                                                  (POUND) MILLION (pound)million (pound) million (pound)million (pound)million
-------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Property and equipment                                      2,421          2,598           3,473          3,289          2,818
Total assets                                                3,889          4,095           6,332          7,324          4,568
Investment in affiliates                                      362            376             547            784              4
Total debt and capital leases (3)                           5,433          5,654           5,135          4,499          3,268
Shareholders' (deficit)/equity                             (2,558)        (2,386)            451          2,145            953
STATEMENT OF OPERATIONS DATA
Cable television                                              317            336             329            279            258
Consumer telephony                                            470            495             488            445            334
Internet and other                                            120             63              40             16             17
Business Sales Division                                       278            283             268            248            177
Content  Segment                                              113            106             129             81              -
-------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                                               1,298          1,283           1,254          1,069            786
-------------------------------------------------------------------------------------------------------------------------------
OPERATING COSTS AND EXPENSES
Cable programming expenses                                   (125)          (128)           (142)          (132)          (132)
Cable telephony expenses                                     (193)          (218)           (235)          (235)          (158)
Content segment expenses                                      (81)           (70)            (83)           (46)             -
Selling, general and administrative expenses                 (490)          (526)           (497)          (445)          (307)
Depreciation (4)                                             (389)        (1,336)           (469)          (423)          (305)
Amortization (4)                                                -         (1,445)           (949)          (147)           (62)
-------------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT/(LOSS)                                        20         (2,440)         (1,121)          (359)          (178)
-------------------------------------------------------------------------------------------------------------------------------
Share of net profit/(losses) of affiliates (4)                  1           (118)           (216)           (15)            (6)
Financial expenses, net                                      (196)          (296)           (472)          (385)          (355)
Net loss                                                     (183)        (2,789)         (1,741)          (755)          (541)
Basic and diluted loss per ordinary share                     (6P)          (97p)           (60p)          (28p)          (25p)
-------------------------------------------------------------------------------------------------------------------------------

(1) Includes results of Cable London beginning November 23, 1999 (the date it was acquired by the Company).

(2) Includes results of Flextech from April 19, 2000 and Eurobell from November 1, 2000 (the dates they were acquired by the Company).

(3) See note 16 (Debt) and note 21 (Commitments and contingencies) to the US GAAP Consolidated Financial Statements.

(4) In the fourth quarter of 2002, the Group recorded a goodwill impairment charge of (pound)1,445 million, wrote down the value of its investments in affiliates by (pound)130 million and recorded a fixed asset impairment of (pound)841 million. In the fourth quarter of 2001 the Group recorded a goodwill impairment charge of (pound)766 million and wrote down the value of its investments in affiliates by (pound)202 million.

SHARE AND ADS INFORMATION
The Company's shares trade under the symbol "TWT" on the London Stock Exchange. American Depositary Shares ("ADS") (evidenced by American Depositary Receipts ("ADR")) representing the Company's shares trade on the Nasdaq Stock Market's National Market under the symbol "TWSTY". Each ADS represents 200 Telewest shares.

REGISTRAR AND DEPOSITARY
Enquiries concerning holdings of the Company's shares should be addressed to the Registrars, who are Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA. Tel: 0870 600 3964.

Changes in a holder's address should also be notified in writing to the Registrars.

The Bank of New York is the Depositary for the Company's ADS programme and all enquiries regarding ADR holder accounts should be directed to: The Bank of New York, ADR Department, 101 Barclay Street, New York NY 10286. Tel: 001 800 524 4458.

SHAREHOLDERS
As at 23 March 2004, the Company had 2 shareholders holding 82,507,747 convertible limited voting shares and 44,670 shareholders holding 2,873,663,895 ordinary shares of which 3,230 shareholders, holding 1,795,633,638 ordinary shares, held their shares in the CREST settlement system.

As at 23 March 2004, the Company had 9 ADR holders holding 148,484 ADS.

ENQUIRIES
For general investor information please contact:

Richard Williams
Head of Investor Relations
Telewest Communications plc
160 Great Portland Street
London
W1W 5QA
Telephone: 020 7299 5479
Fax: 020 7299 5494

For all other enquiries please contact:

Clive Burns
Company Secretary
Telephone: 020 7299 5537
Fax: 020 7299 5494

For postal enquiries please write to:

The Company Secretary
Telewest Communications plc
Export House
Cawsey Way
Woking
Surrey
GU21 6QX